              As filed with the Securities and Exchange Commission.


                                                      `33 Act File No. 333-74904
                                                      `40 Act File No. 811-10591



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM N-4

                   REGISTRATION STATEMENT UNDER THE SECURITIES
                                   ACT OF 1933


                        Pre-Effective Amendment No. 1           [X]


                                       and

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940


                               Amendment No. 1                  [X]


                         NATIONWIDE VARIABLE ACCOUNT-11
                           (EXACT NAME OF REGISTRANT)

                        NATIONWIDE LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                   ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (614) 249-7111

    PATRICIA R. HATLER, SECRETARY, ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
                     (Name and Address of Agent for Service)


Approximate date of proposed public offering: Upon the effective date of this Registration Statement. May 1, 2002 requested.


The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically sates that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          NATIONWIDE VARIABLE ACCOUNT-9
                     REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 ITEM                                                                                                                   CAPTION
PART A     INFORMATION REQUIRED IN A PROSPECTUS
Item 1.    Cover Page...................................................................................................Cover Page
Item 2.    Definitions...................................................................................Glossary of Special Terms
Item 3.    Synopsis or Highlights........................................................................Synopsis of the Contracts
Item 4.    Condensed Financial Information.........................................................Condensed Financial Information
Item 5.    General Description of Registrant, Depositor, and Portfolio
                Companies ............................................Nationwide Life Insurance Company; Investing in the Contract
Item 6.    Deductions and Expenses.................................................................Standard Charges and Deductions
Item 7.    General Description of Variable
           Annuity Contracts.........................................................Contract Ownership; Operation of the Contract
Item 8.    Annuity Period.................................................................................Annuitizing the Contract
Item 9.    Death Benefit and Distributions..........................................................................Death Benefits
Item 10.   Purchases and Contract Value..................................................................Operation of the Contract
Item 11.   Redemptions......................................................................................Surrender (Redemption)
Item 12.   Taxes  ......................................................................................Federal Tax Considerations
Item 13.   Legal Proceedings.....................................................................................Legal Proceedings
Item 14.   Table of Contents of the Statement of Additional
                Information...........................................Table of Contents of the Statement of Additional Information

PART B     INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION
Item 15.   Cover Page...................................................................................................Cover Page
Item 16.   Table of Contents.....................................................................................Table of Contents
Item 17.   General Information and History.........................................................General Information and History
Item 18.   Services.......................................................................................................Services
Item 19.   Purchase of Securities Being Offered...............................................Purchase of Securities Being Offered
Item 20.   Underwriters...............................................................................................Underwriters
Item 21.   Calculation of Performance Information......................................................Calculations of Performance
Item 22.   Annuity Payments.......................................................................................Annuity Payments
Item 23.   Financial Statements...............................................................................Financial Statements

PART C     OTHER INFORMATION
Item 24.   Financial Statements and Exhibits...............................................................................Item 24
Item 25.   Directors and Officers of the Depositor.........................................................................Item 25
Item 26.   Persons Controlled by or Under Common Control with
                the Depositor or Registrant................................................................................Item 26
Item 27.   Number of Contract Owners.......................................................................................Item 27
Item 28.   Indemnification.................................................................................................Item 28
Item 29.   Principal Underwriter...........................................................................................Item 29
Item 30.   Location of Accounts and Records................................................................................Item 30
Item 31.   Management Services.............................................................................................Item 31
Item 32.   Undertakings....................................................................................................Item 32

                        NATIONWIDE LIFE INSURANCE COMPANY

                       Deferred Variable Annuity Contracts

             Issued by Nationwide Life Insurance Company through its
                         Nationwide Variable Account-11



                   The date of this prospectus is May 1, 2002.




Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs. There are costs and charges associated with these benefits and advantages - costs and charges that are different, or do not exist at all, within other investment products. With help from financial consultants and advisers, investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this prospectus against those of other investment products, especially other variable annuity and variable life insurance products offered by Nationwide and its affiliates. Nationwide offers a wide array of such products, many with different charges, benefit features and underlying investment options. This process of comparison and analysis should aid in determining whether the purchase of the contract described in this prospectus is consistent with your investment objectives, risk tolerance, investment time horizon, marital status, tax situation and other personal characteristics and needs.



This prospectus contains basic information you should understand about the contracts before investing - the annuity contract is the legally binding instrument governing the relationship between you and Nationwide should you choose to invest. Please read this prospectus carefully and keep it for future reference.



Not all benefits, programs, features and investment options described in this prospectus are available or approved for use in every state.



The following is a list of the underlying mutual funds available under the contract. The particular underlying mutual funds available under the contract may change from time to time. Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment. New underlying mutual funds or new share classes of currently available underlying mutual funds may be added. Contract owners will receive notice of any such changes that affect their contract. Additionally, not all of the underlying mutual funds listed below are available in every state.


FEDERATED INSURANCE SERIES


-     Federated American Leaders Fund II: Primary Shares



-     Federated Capital Appreciation Fund II: Primary Shares


-     Federated Equity Income Fund II

-     Federated Fund for U.S. Government Securities II

-     Federated Growth Strategies Fund II

-     Federated High Income Bond Fund II: Primary Shares*

-     Federated International Equity Fund II

-     Federated International Small Company Fund II


-     Federated Kaufmann Fund II


-     Federated Prime Money Fund II


-     Federated Quality Bond Fund II: Primary Shares


-     Federated Total Return Bond Fund II

-     Federated Utility Fund II

* This underlying mutual fund may invest in lower quality debt securities commonly referred to as junk bonds.

Purchase payments not invested in the underlying mutual fund options of the Nationwide Variable Account-11 ("variable account") may be allocated to the fixed account or to the Guaranteed Term Options (Guaranteed Term Options may not be available in every jurisdiction - refer to your contract for specific benefit information).


The Statement of Additional Information (dated May 1, 2002) which contains additional information about the contracts and the variable account, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The table of contents for the Statement of Additional Information is on page __.


For general information or to obtain FREE copies of the:

-     Statement of Additional Information;

- prospectus, annual report or semi-annual report for any underlying mutual fund;

-     prospectus for the Guaranteed Term Options;

-     required Nationwide forms; or


-     Nationwide's privacy statement,
call:         1-866-322-2331
        TDD   1-800-238-3035

or write:


       NATIONWIDE LIFE INSURANCE COMPANY
       P.O. BOX 182104
       COLUMBUS, OHIO 43272-2104


The Statement of Additional Information and other material incorporated by reference can be found on the SEC website at:

                                  WWW.SEC.GOV

THIS ANNUITY:

-     IS NOT A BANK DEPOSIT

-     IS NOT FDIC INSURED

-     IS NOT INSURED OR ENDORSED BY A BANK OR ANY FEDERAL GOVERNMENT AGENCY

-     IS NOT AVAILABLE IN EVERY STATE

-     MAY GO DOWN IN VALUE

Investors assume certain risks when investing in the contracts, including the possibility of losing money.

These contracts are offered to customers of various financial institutions and brokerage firms. No financial institution or brokerage firm is responsible for the guarantees under the contracts. Guarantees under the contracts are the sole responsibility of Nationwide.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT- An accounting unit of measure used to calculate the contract value allocated to the variable account before the annuitization date.

ANNUITIZATION DATE- The date on which annuity payments begin.

ANNUITY COMMENCEMENT DATE- The date on which annuity payments are scheduled to begin. This date may be changed by the contract owner with Nationwide's consent.

ANNUITY UNIT- An accounting unit of measure used to calculate the variable annuity payments.

CHARITABLE REMAINDER TRUST- A charitable remainder annuity trust or a charitable remainder unitrust as those terms are defined in Section 664 of the Internal Revenue Code.

CONTRACT VALUE- The total value of all accumulation units in a contract plus any amount held in the fixed account and any amount held under Guaranteed Term Options.

CONTRACT YEAR- Each year the contract is in force beginning with the date the contract is issued.

ERISA- The Employee Retirement Income Security Act of 1974, as amended.

FIXED ACCOUNT - An investment option which is funded by the general account of Nationwide.

GENERAL ACCOUNT- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.

INDIVIDUAL RETIREMENT ACCOUNT- An account that qualifies for favorable tax treatment under Section 408(a) of the Internal Revenue Code, but does not include Roth IRAs.

INDIVIDUAL RETIREMENT ANNUITY- An annuity contract that qualifies for favorable tax treatment under Section 408(b) of the Internal Revenue Code, but does not include Roth IRAs.

INVESTMENT-ONLY CONTRACT- A contract purchased by a Qualified Pension, Profit-Sharing, or Stock Bonus Plan as defined by Section 401(a) of the Internal Revenue Code.

NATIONWIDE- Nationwide Life Insurance Company.


NON-QUALIFIED CONTRACT- A contract which does not qualify for favorable tax treatment as a Qualified Plan, Individual Retirement Annuity, Roth IRA, SEP IRA, Simple IRA, or Tax Sheltered Annuity.


QUALIFIED PLAN- A retirement plan that receives favorable tax treatment under
Section 401 of the Internal Revenue Code, including Investment-only Contracts. In this prospectus, all provisions applicable to Qualified Plans also apply to Investment-only Contracts unless specifically stated otherwise.

ROTH IRA- An annuity contract which qualifies for favorable tax treatment under
Section 408A of the Internal Revenue Code.

SEP IRA- An annuity contract which qualifies for favorable tax treatment under
Section 408(k) of the Internal Revenue Code.


SIMPLE IRA- An annuity contract which qualifies for favorable tax treatment under Section 408(p) of the Internal Revenue Code.


SUB-ACCOUNTS- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units and annuity units are separately maintained - each sub-account corresponds to a single underlying mutual fund.

TAX SHELTERED ANNUITY- An annuity that qualifies for favorable tax treatment under Section 403(b) of the Internal Revenue Code.

VALUATION PERIOD- Each day the New York Stock Exchange is open for business.

VARIABLE ACCOUNT- Nationwide Variable Account-11, a separate account of Nationwide that contains variable account allocations. The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS...................................

SUMMARY OF STANDARD CONTRACT EXPENSES.......................

ADDITIONAL CONTRACT OPTIONS.................................

SUMMARY OF ADDITIONAL CONTRACT OPTIONS......................

UNDERLYING MUTUAL FUND ANNUAL EXPENSES......................

EXAMPLE.....................................................

SYNOPSIS OF THE CONTRACTS...................................

FINANCIAL STATEMENTS........................................

CONDENSED FINANCIAL INFORMATION.............................

NATIONWIDE LIFE INSURANCE COMPANY...........................

FEDERATED SECURITIES CORP...................................

TYPES OF CONTRACTS..........................................
     Charitable Remainder Trusts
     Individual Retirement Annuities

     Investment-only Contracts (Qualified Plans)

     Non-Qualified Contracts
     Roth IRAs
     SEP IRAs (Simplified Employee Pension IRAs)

     Simple IRAs

     Tax Sheltered Annuities

INVESTING IN THE CONTRACT...................................
     The Variable Account and Underlying Mutual Funds
     Guaranteed Term Options
     The Fixed Account

STANDARD CHARGES AND DEDUCTIONS.............................
     Sales Charges
     Contract Maintenance Charge
     Mortality and Expense Risk Charge
     Premium Taxes

OPTIONAL CONTRACT BENEFITS, CHARGES AND DEDUCTIONS..........
     Death Benefit Option
     Beneficiary Protector Option

CONTRACT OWNERSHIP..........................................
     Joint Ownership
     Annuitant
     Beneficiary and Contingent Beneficiary

OPERATION OF THE CONTRACT...................................
     Minimum Initial and Subsequent Purchase Payments
     Pricing
     Allocation of Purchase Payments
     Determining the Contract Value
     Transfers Prior to Annuitization
     Transfers After Annuitization
     Transfer Requests

RIGHT TO EXAMINE (RIGHT TO REVOKE)..........................

SURRENDER (REDEMPTION)......................................
     Partial Surrenders (Partial Redemptions)
     Full Surrenders (Full Redemptions)
     Surrenders Under a Texas Optional Retirement Program
        or a Louisiana Optional Retirement Plan.............
     Surrenders Under a Tax Sheltered Annuity

LOAN PRIVILEGE..............................................
     Minimum & Maximum Loan Amounts
     Maximum Loan Processing Fee
     How Loan Requests are Processed
     Loan Interest
     Loan Repayment
     Distributions & Annuity Payments
     Transferring the Contract
     Grace Period & Loan Default

ASSIGNMENT..................................................

CONTRACT OWNER SERVICES.....................................
     Asset Rebalancing
     Dollar Cost Averaging
     Systematic Withdrawals

ANNUITY COMMENCEMENT DATE...................................

ANNUITIZING THE CONTRACT....................................
     Annuitization Date
     Annuitization
     Fixed Payment Annuity
     Variable Payment Annuity
     Frequency and Amount of Annuity Payments
     Annuity Payment Options

DEATH BENEFITS..............................................
     Death of Contract Owner
     Death Benefit
     Payment of the Death Benefit

REQUIRED DISTRIBUTIONS......................................

     Required Distributions - General Information

     Required Distributions for Non-Qualified Contracts

     Required Distributions for Tax Sheltered Annuities,
       Individual Retirement Annuities, SEP IRAs, Simple
       IRAs and Roth IRAs ..................................


FEDERAL TAX CONSIDERATIONS..................................
     Federal Income Taxes
     Withholding
     Non-Resident Aliens
     Federal Estate, Gift, and Generation Skipping Transfer
       Taxes ...............................................

     Charge for Tax
     Diversification
     Tax Changes

STATEMENTS AND REPORTS......................................

LEGAL PROCEEDINGS...........................................

ADVERTISING ................................................

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS..........

SUMMARY OF STANDARD CONTRACT EXPENSES

The expenses listed below are charged to all contracts unless:

-     the contract owner meets an available exception under the contract; or

- a contract owner has replaced a standard benefit with an available option for an additional charge.


MAXIMUM SALES CHARGE
(including the withdrawal sales charge, if any, all as a percentage of purchase payments)..........................................................5.5%


RANGE OF SALES CHARGES (AS A PERCENTAGE OF PURCHASE PAYMENT)


   AMOUNT OF Cumulative Qualifying         PERCENTAGE OF SALES
          PURCHASE PAYMENTS                  CHARGE APPLIED
Up to $49,999.99                                 5.50%
$50,000.00 to $99,999.99                         4.50%
$100,000.00 to $249,999.99                       3.75%
$250,000.00 to $499,999.99                       2.50%
$500,000.00 to $999,999.99                       2.00%
$1,000,000.00 or more                            0.50%



The amount of cumulative qualifying purchase payments, for purposes of determining the sales charge, includes deposits made to the contract, and may also include deposits into other investments that qualify under the Rights of Accumulation program. To determine whether deposits into other investments qualify under this program, contact your financial adviser.



Withdrawal Sales Charge............................           0.50%



An additional sales charge of 0.50% will be applied against any purchase payments in excess of $1,000,000 that are withdrawn within 12 months after the date the purchase payment is applied to the contract.


VARIABLE ACCOUNT CHARGES

(annualized rate of variable account charges as a percentage of daily net assets)

Mortality and Expense Risk Charge........................   0.80%
     Total Variable Account Charges......................   0.80%*

These charges apply only to sub-account allocations. They do not apply to allocations made to the fixed account or to the Guaranteed Term Options. They are charged on a daily basis at the annual rate noted above.

*     Charges shown include the standard death benefit (see "Death Benefit").

MAXIMUM ANNUAL CONTRACT
   MAINTENANCE CHARGE......................................$40

Each year, on the contract anniversary, Nationwide will deduct the Contract Maintenance Charge from any contract with a contract value of less than $50,000. For any contract with a contract value of $50,000 or more on a contract anniversary, Nationwide will waive the Contract Maintenance Charge for that year and for all subsequent years.


MAXIMUM LOAN PROCESSING FEE
(per loan transaction).....................................$25



Nationwide assesses a $25 loan processing fee at the time each new loan is processed. Loans are only available for contracts issued as Qualified Plans or as Tax Sheltered Annuities. Loans are not available in all states. In addition, some states may not permit Nationwide to assess a loan processing fee (see "Loan Privilege").

ADDITIONAL CONTRACT OPTIONS


For an additional charge, the following options are available to contract owners at the time of application. Not every option is available in every state. Once an additional contract option has been elected, it cannot be revoked.



If the contract owner elects one or more of the following optional benefits, a corresponding charge will be deducted. Charges for the optional benefits are IN ADDITION TO the standard variable account charges. They are charged on a daily basis at the annual rate noted below. Except as otherwise noted, optional benefit charges will only apply to allocations made to the underlying mutual funds and are charged as a percentage of the average variable account value.


DEATH BENEFIT OPTION

Contract owners may elect the following death benefit option as a replacement for the standard death benefit. The death benefit option may not be available in all states.

     Greater of One-Year or 5% Enhanced
     Death Benefit Option..............................0.15%
       Total Variable Account Charges
       (including this option only) ...................0.95%

BENEFICIARY PROTECTOR OPTION

Contract owners may elect the Beneficiary Protector Option. The Beneficiary Protector Option may not be available in all states.

   Beneficiary Protector Option........................0.40%
     Total Variable Account Charges
     (including this option only)......................1.20%

If the Beneficiary Protector Option is elected, allocations made to the fixed account or to the Guaranteed Term Options will be assessed a fee of 0.40%. Consequently, any guaranteed interest rate of return for assets in the Guaranteed Term Options or in the fixed account will be lowered by 0.40% due to the assessment of this charge.

SUMMARY OF ADDITIONAL CONTRACT OPTIONS

If the contract owner elects all of the additional contract options that are available under the contract, the maximum variable account charges the contract owner would pay would be an annualized rate of 1.35% of the daily net assets of the variable account. The maximum charge consists of the following:

   Mortality and Expense Risk Charge
     (applicable to all contracts).....................0.80%
   Greater of One-Year or 5%
     Enhanced Death Benefit Option.....................0.15%
   Beneficiary Protector Option........................0.40%


   TOTAL VARIABLE ACCOUNT CHARGES WHEN THE
     MAXIMUM OPTIONS ARE ELECTED.......................1.35%

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
             (as a percentage of underlying mutual fund net assets,
                          after expense reimbursement)


                                                                                                                  Total Underlying
                                                                       Management        Other         12b-1         Mutual Fund
                                                                          Fees          Expenses        Fees          Expenses
                                                                          ----          --------        ----          --------
Federated Insurance Series - Federated American Leaders Fund II:          0.75%          0.12%          0.00%           0.87%
Primary Shares
Federated Insurance Series - Federated Capital Appreciation Fund          0.00%          0.91%          0.00%           0.91%
II: Primary Shares
Federated Insurance Series - Federated Equity Income Fund II              0.73%          0.24%          0.00%           0.97%
Federated Insurance Series - Federated Fund for U.S. Government           0.60%          0.14%          0.00%           0.74%
Securities II
Federated Insurance Series - Federated Growth Strategies Fund II          0.73%          0.28%          0.00%           1.01%
Federated Insurance Series - Federated High Income Bond Fund II:          0.60%          0.16%          0.00%           0.76%
Primary Shares
Federated Insurance Series - Federated International Equity Fund II       0.90%          0.51%          0.00%           1.41%
Federated Insurance Series - Federated International Small Company        0.00%          1.65%          0.00%           1.65%
Fund II
Federated Insurance Series - Federated Kaufmann Fund II                   0.45%          1.05%          0.00%           1.50%
Federated Insurance Series - Federated Prime Money Fund II                0.50%          0.16%          0.00%           0.66%
Federated Insurance Series - Federated Quality Bond Fund II:              0.55%          0.15%          0.00%           0.70%
Primary Shares
Federated Insurance Series - Federated Total Return Bond Fund II          0.00%          0.85%          0.00%           0.85%
Federated Insurance Series - Federated Utility Fund II                    0.75%          0.17%          0.00%           0.92%


The expenses shown above are deducted by the underlying mutual fund before it provides Nationwide with the daily net asset value. Nationwide then deducts applicable variable account charges from the net asset value in calculating the unit value of the corresponding sub-account. The management fees and other expenses are more fully described in the prospectus for each underlying mutual fund. Information relating to the underlying mutual funds was provided by the underlying mutual funds and not independently verified by Nationwide.

Some underlying mutual funds are subject to fee waivers and expense reimbursements. The following chart shows what the expenses would have been for such funds without fee waivers and expense reimbursements.


                                                                                                                  Total Underlying
                                                                        Management        Other         12b-1        Mutual Fund
                                                                           Fees         Expenses        Fees           Expenses
                                                                           ----         --------        ----           --------
Federated Insurance Series - Federated American Leaders Fund II:           0.75%          0.37%         0.00%           1.12%
Primary Shares
Federated Insurance Series - Federated Capital Appreciation Fund II:       0.85%          3.06%         0.25%           4.16%
Primary Shares
Federated Insurance Series - Federated Equity Income Fund II               0.75%          0.49%         0.25%           1.49%
Federated Insurance Series - Federated Fund for U.S. Government            0.60%          0.39%         0.00%           0.99%
Securities II
Federated Insurance Series - Federated Growth Strategies Fund II           0.75%          0.53%         0.00%           1.28%
Federated Insurance Series - Federated High Income Bond Fund II:           0.60%          0.41%         0.00%           1.01%
Primary Shares
Federated Insurance Series - Federated International Equity Fund II        1.00%          0.76%         0.00%           1.76%
Federated Insurance Series - Federated International Small Company         1.25%          4.04%         0.25%           5.54%
Fund II
Federated Insurance Series - Federated Kaufmann Fund II                    1.43%          1.75%         0.25%           2.98%
Federated Insurance Series - Federated Prime Money Fund II                 0.50%          0.41%         0.00%           0.91%
Federated Insurance Series - Federated Quality Bond Fund II: Primary       0.60%          0.40%         0.25%           1.25%
Shares
Federated Insurance Series - Federated Total Return Bond Fund II           0.85%          1.58%         0.25%           2.68%
Federated Insurance Series - Federated Utility Fund II                     0.75%          0.42%         0.00%           1.17%

EXAMPLE

The following chart shows the amount of expenses (in dollars) that would be incurred under this contract assuming a $1,000 investment, 5% annual return, and no change in expenses. The underlying mutual fund expense information is for the period ended December 31, 2001 and reflects any reimbursements and/or waivers in effect at that time. If the underlying mutual fund expenses did not reflect the reimbursements and/or waivers, the expenses contained in the table below would be higher.

These dollar figures are illustrative only and should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown below.

The example reflects expenses of both the variable account and the underlying mutual funds. The example reflects variable account charges of 1.35%, which is the maximum variable account charge for the maximum number of optional benefits.


It is assumed that the contract value has never reached $50,000; therefore, the Contract Maintenance Charge has not been waived. The Contract Maintenance Charge is reflected as a percentage of the average account value. Since the average contract value is greater than $1,000, the expense effect of the Contract Maintenance Charge is reduced accordingly.


For those contracts that do not elect the maximum number of optional benefits, the expenses would be reduced. Deductions for premium taxes are not reflected but may apply.


                               If you surrender your contract  If you do not surrender your   If you annuitize your contract
                                at the end of the applicable    contract at the end of the     at the end of the applicable
                                        time period               applicable time period                time period
                               ------------------------------  -----------------------------  ------------------------------
                               1 Yr.  3 Yrs.  5 Yrs.  10 Yrs.  1 Yr.  3 Yrs  5 Yrs.  10 Yrs.  1 Yr.  3 Yrs.  5 Yrs.  10 Yrs.
                               -----  ------  ------  -------  -----  -----  ------  -------  -----  ------  ------  -------
Federated Insurance Series -     25     77     131      276      25    77      131     276      *      77     131      276
Federated American Leaders
Fund II: Primary Shares

Federated Insurance Series -     26     78     133      280      26    78      133     280      *      78     133      280
Federated Capital
Appreciation Fund II: Primary
Shares

Federated Insurance Series -     26     80     136      286      26    80      136     286      *      80     136      286
Federated Equity Income Fund
II

Federated Insurance Series -     24     73     124      263      24    73      124     263      *      73     124      263
Federated Fund for U.S.
Government Securities II

Federated Insurance Series -     26     81     138      290      26    81      138     290      *      81     138      290
Federated Growth Strategies
Fund II

Federated Insurance Series -     24     74     125      265      24    74      125     265      *      74     125      265
Federated High Income Bond
Fund II: Primary Shares

Federated Insurance Series -     30     93     157      328      30    93      157     328      *      93     157      328
Federated International
Equity Fund II

Federated Insurance Series -     33     100    169      350      33    100     169     350      *      100    169      350
Federated International Small
Company Fund II

Federated Insurance Series -     31     96     162      336      31    96      162     336      *      96     162      336
Federated Kaufmann Fund II

Federated Insurance Series -     23     71     120      255      23    71      120     255      *      71     120      255
Federated Prime Money Fund II

Federated Insurance Series -     23     72     122      259      23    72      122     259      *      72     122      259
Federated Quality Bond Fund
II: Primary Shares

                               If you surrender your contract  If you do not surrender your   If you annuitize your contract
                                at the end of the applicable    contract at the end of the     at the end of the applicable
                                        time period               applicable time period                time period
                               ------------------------------  -----------------------------  ------------------------------
                               1 Yr.  3 Yrs.  5 Yrs.  10 Yrs.  1 Yr.  3 Yrs  5 Yrs.  10 Yrs.  1 Yr.  3 Yrs.  5 Yrs.  10 Yrs.
                               -----  ------  ------  -------  -----  -----  ------  -------  -----  ------  ------  -------
Federated Insurance Series -    25     76      130      274     25     76     130      274      *     76      130      274
Federated Total Return Bond
Fund II

Federated Insurance Series -    26     78      133      281     26     78     133      281      *     78      133      281
Federated Utility Fund II


* The contracts sold under this prospectus do not permit annuitization during the first two contract years.

SYNOPSIS OF THE CONTRACTS

The contracts described in this prospectus are flexible purchase payment contracts. The contracts may be issued as either individual or group contracts. In those states where contracts are issued as group contracts, references throughout this prospectus to "contract(s)" will also mean "certificate(s)" and "contract owner" will mean "participant."

The contracts can be categorized as:

-     Charitable Remainder Trusts;

-     Individual Retirement Annuities;

-     Investment-only Contracts;

-     Non-Qualified Contracts;

-     Roth IRAs;

-     SEP IRAs;


-     Simple IRAs; and


- Tax Sheltered Annuities with contributions rolled over or transferred from other Tax Sheltered Annuity plans.

For more detailed information with regard to the differences in contract types, please see "Types of Contracts" later in the prospectus.

MINIMUM INITIAL AND SUBSEQUENT PURCHASE PAYMENTS

                                                   MINIMUM
        CONTRACT            MINIMUM INITIAL       SUBSEQUENT
          TYPE             PURCHASE PAYMENT        PAYMENTS
          ----             ----------------        --------
Charitable Remainder            $10,000             $1,000
Trusts

Individual Retirement           $10,000             $1,000
Annuities

Investment-only                 $10,000             $1,000

Non-Qualified                   $10,000             $1,000

Roth IRA                        $10,000             $1,000

SEP IRA                         $10,000             $1,000

Simple IRA                      $10,000             $1,000

Tax Sheltered Annuity           $10,000             $1,000

* For subsequent purchase payments sent via automatic electronic transfer, the minimum subsequent purchase payment is $100.

Subsequent purchase payments may not be permitted in some states.

Guaranteed Term Options

Guaranteed Term Options are separate investment options under the contract. The minimum amount that may be allocated to a Guaranteed Term Option is $1,000.

CHARGES AND EXPENSES


Nationwide deducts a sales charge from initial and subsequent purchase payments before applying the purchase payments to the contract. The sales charge assessed to a particular purchase payment depends on the amount of cumulative qualifying purchase payments, as determined under the Rights of Accumulation program. The amount of the sales charge will not exceed 5.5% of the purchase payment.


Nationwide deducts a Mortality and Expense Risk Charge equal to an annualized rate of 0.80% of the daily net assets of the variable account. Nationwide assesses this charge in return for bearing certain mortality and expense risks, and for administrative expenses.

Each year, on the contract anniversary, Nationwide will deduct a $40 Contract Maintenance Charge from any contract with a contract value of less than $50,000. For any contract with a contract value of $50,000 or more on a contract anniversary, Nationwide will waive the Contract Maintenance Charge for that year and for all subsequent years.

An optional death benefit is available under the contract at the time of application. Nationwide will deduct an additional charge at an annualized rate of 0.15% of the daily net assets of the variable account if the Greater of One-Year or 5% Enhanced Death Benefit Option is elected.

A Beneficiary Protector Option is available at the time of application for contracts with CONTRACT OWNERS who are age 70 or younger. If an eligible contract owner elects the Beneficiary Protector Option, Nationwide will deduct an additional charge at an annualized rate of 0.40% of the daily net assets of the variable account. Additionally, allocations made to the fixed account or to the Guaranteed Term Options will be assessed a fee of 0.40%. Any guaranteed interest rate of return for assets in the Guaranteed Term Options or in the fixed account will be lowered by 0.40% due to the assessment of this charge.

Upon annuitization of the contract, any amounts assessed for any optional benefit elected will be waived and only those charges applicable to the base contract will be assessed.

ANNUITY PAYMENTS

Annuity payments begin on the annuitization date. Annuity payments will be based on the annuity payment option elected prior to annuitization (see "Annuity Payment Options").

TAXATION

How a contract is taxed depends on the type of contract issued and the purpose for which the contract is purchased. Nationwide will charge against the contract any premium taxes levied by any governmental authority (see "Federal Tax Considerations" and "Premium Taxes").

RIGHT TO EXAMINE

Contract owners may return the contract for any reason within ten days of receipt and Nationwide will refund the contract value or other amount required by law (see "Right to Examine (Right to Revoke)").

FINANCIAL STATEMENTS

Financial statements for Nationwide are located in the Statement of Additional Information. A current Statement of Additional Information may be obtained, without charge, by contacting Nationwide's home office at the telephone number listed on page 2 of this prospectus.

CONDENSED FINANCIAL INFORMATION

The value of an accumulation unit is determined on the basis of changes in the per share value of the underlying mutual funds and variable account charges which may vary from contract to contract (for more information on the calculation of accumulation unit values, see "Determining Variable Account Value
- Valuing an Accumulation Unit").

NATIONWIDE LIFE INSURANCE COMPANY

Nationwide is a stock life insurance company organized under Ohio law in March, 1929 with its home office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia and Puerto Rico.

FEDERATED SECURITIES CORP.


The contracts are distributed by the general distributor, Federated Securities Corp., 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779. Federated Securities Corp. is not affiliated with Nationwide.


TYPES OF CONTRACTS

The contracts described in this prospectus are classified according to the tax treatment to which they are subject under the Internal Revenue Code. The following is a general description of the various types of contracts. Eligibility requirements, tax benefits (if any), limitations, and other features of the contracts will differ depending on the type of contract.

CHARITABLE REMAINDER TRUSTS


Charitable Remainder Trusts are trusts that meet the requirements of Section 664 of the Internal Revenue Code. For this contract, Charitable Remainder Trusts are treated differently than Non-Qualified Contracts in two respects:



1) Contract ownership at annuitization. On the annuitization date, if the contract owner is a Charitable Remainder Trust, the Charitable Remainder Trust will continue to be the contract owner and the annuitant will NOT become the contract owner.



2) Recipient of death benefit proceeds. With respect to the death benefit proceeds, if the contract owner is a Charitable Remainder Trust, the death benefit is payable to the Charitable Remainder Trust. Any designation in conflict with the Charitable Remainder Trust's right to the death benefit will be void.



While these terms are intended to facilitate a Charitable Remainder Trust's ownership of this contract, the rules governing Charitable Remainder Trusts are numerous and complex. A Charitable Remainder Trust that is considering purchasing this contract should seek the advice of a qualified tax and/or financial adviser prior to purchasing the contract.


INDIVIDUAL RETIREMENT ANNUITIES


Individual Retirement Annuities ("IRAs") are contracts that satisfy the following requirements:


-     the contract is not transferable by the contract owner;

-     the premiums are not fixed;

- the annual premium cannot exceed $3,000 (although rollovers of greater amounts from Qualified Plans, Tax Sheltered Annuities and other IRAs can be received);

- certain minimum distribution requirements must be satisfied after the contract owner attains the age of 70-1/2;

- the entire interest of the contract owner in the contract is nonforfeitable; and

- after the death of the contract owner, additional distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

Depending on the circumstance of the contract owner, all or a portion of the contributions made to the account may be deducted for federal income tax purposes.

Failure to make the mandatory distributions can result in an additional penalty tax of 50% of the excess of the amount required to be distributed over the amount that was actually distributed.


IRAs may receive rollover contributions from Individual Retirement Accounts, other IRAs, Tax Sheltered Annuities, and Qualified Plans (including 401(k) plans).



For further details regarding IRAs, please refer to the disclosure statement provided when the IRA was established.



INVESTMENT-ONLY CONTRACTS (QUALIFIED PLANS)


Contracts that are owned by Qualified Plans are not intended to confer tax benefits on the beneficiaries of the plan; they are used as investment vehicles for the plan. The income tax consequences to the beneficiary of a Qualified Plan are controlled by the operation of the plan, not by operation of the assets in which the plan invests.

Beneficiaries of Qualified Plans should contact their employer and/or trustee of the plan to obtain and review the plan, trust, summary plan description and other documents for the tax and other consequences of being a participant in a Qualified Plan.

NON-QUALIFIED CONTRACTS


A Non-Qualified Contract is a contract that does not qualify for certain tax benefits under the Internal Revenue Code, and which is not an IRA, a Roth IRA, a SEP IRA, a Simple IRA or a Tax Sheltered Annuity.


Upon the death of the contract owner of a Non-Qualified Contract, mandatory distribution requirements are imposed to ensure distribution of the entire balance in the contract within a required period.

Non-Qualified Contracts that are owned by natural persons allow for deferral of taxation on the income earned in the contract until it is distributed or deemed to be distributed.

ROTH IRAS

Roth IRAs are contracts that satisfy the following requirements:

-     the contract is not transferable by the contract owner;

-     the premiums are not fixed;

- the annual premium cannot exceed $3,000 (although rollovers of greater amounts from other Roth IRAs and IRAs can be received);

- the entire interest of the contract owner in the contract is nonforfeitable; and

- after the death of the contract owner, certain distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

A Roth IRA can receive a rollover from an IRA; however, the amount rolled over from the IRA to the Roth IRA is required to be included in the contract owner's federal gross income at the time of the rollover, and will be subject to federal income tax.

There are income limitations on eligibility to participate in a Roth IRA and additional income limitations for eligibility to roll over amounts from an IRA to a Roth IRA. For further details regarding Roth IRAs, please refer to the disclosure statement provided when the Roth IRA was established.

SEP IRAS

A SEP IRA is a written plan established by an employer for the benefit of employees which permits the employer to make contributions to an IRA established for the benefit of each employee.

An employee may make deductible contributions to a SEP IRA in the same way, and with the same restrictions and limitations, as an IRA. In addition, the employer may make contributions to the SEP IRA, subject to dollar and percentage limitations imposed by both the Internal Revenue Code and the written plan.

A SEP IRA plan established by an employer must satisfy:

-     minimum participation rules;

-     top-heavy contribution rules;

-     nondiscriminatory allocation rules; and

-     requirements regarding a written allocation formula.

In addition, the plan cannot restrict withdrawals of non-elective contributions, and must restrict withdrawals of elective contributions before March 15th of the following year.


Simple IRAs



A Simple IRA is an individual retirement annuity which is funded exclusively by a qualified salary reduction arrangement and satisfies:



-     vesting requirements;



-     participation requirements; and



-     administrative requirements.


The funds contributed to a Simple IRA cannot be commingled with funds in IRAs or SEP IRAs.

A Simple IRA cannot receive rollover distributions except from another Simple
IRA.

TAX SHELTERED ANNUITIES

Certain tax-exempt organizations (described in section 501(c)(3) of the Internal Revenue Code) and public school systems may establish a plan under which annuity contracts can be purchased for their employees. These annuity contracts are often referred to as Tax Sheltered Annuities.

Purchase payments made to Tax Sheltered Annuities are excludable from the income of the employee, up to statutory maximum amounts. These amounts should be set forth in the plan adopted by the employer.

The contract owner's interest in the contract is nonforfeitable (except for failure to pay premiums) and cannot be transferred. Certain minimum distribution requirements must be satisfied after the contract owner attains the age of 70-1/2, and after the death of the contract owner. Additional distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

INVESTING IN THE CONTRACT

THE VARIABLE ACCOUNT AND UNDERLYING MUTUAL FUNDS

Nationwide Variable Account-11 is a variable account that invests in the underlying mutual funds listed in Appendix A. Nationwide established the variable account on December 15, 1999 pursuant to Ohio law. Although the variable account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the variable account.

Income, gains, and losses credited to, or charged against, the variable account reflect the variable account's own investment experience and not the investment experience of Nationwide's other assets. The variable account's assets are held separately from Nationwide's assets and are not chargeable with liabilities incurred in any other business of Nationwide. Nationwide is obligated to pay all amounts promised to contract owners under the contracts.


The variable account is divided into sub-accounts, each corresponding to a single underlying mutual fund. Nationwide uses the assets of each sub-account to buy shares of the underlying mutual funds based on contract owner instructions. There are two sub-accounts for each underlying mutual fund. One sub-account contains shares attributable to accumulation units under Non-Qualified Contracts. The other sub-account contains shares attributable to accumulation units under Investment-only Contracts, Individual Retirement Annuities, Roth IRAs, SEP IRAs, Simple IRAs, Tax Sheltered Annuities and Charitable Remainder Trusts.


Each underlying mutual fund's prospectus contains more detailed information about that fund. Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives. However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund. Contract owners should not compare the performance of a publicly traded fund with the performance of the underlying mutual funds participating in the variable account. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

Voting Rights

Contract owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights. Nationwide will vote contract owner shares at special shareholder meetings based on contract owner instructions. However, if the law changes and

Nationwide is allowed to vote in its own right, it may elect to do so.

Contract owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting. Notification will contain proxy materials and a form with which to give Nationwide voting instructions. Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which a contract owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of that underlying mutual fund. Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect contract owners and variable annuity payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute, eliminate or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

      1) shares of a current underlying mutual fund are no longer available for investment; or

      2)    further investment in an underlying mutual fund is inappropriate.

No substitution, elimination, or combination of shares may take place without the prior approval of the SEC.

GUARANTEED TERM OPTIONS


Guaranteed Term Options are separate investment options under the contract. A Guaranteed Term Option prospectus should be read along with this prospectus. The minimum amount that may be allocated to a Guaranteed Term Option is $1,000. Allocations to the Guaranteed Term Options are held in Nationwide's general account and thus are not subject to variable account charges.


Guaranteed Term Options provide a guaranteed rate of interest over four different maturity durations: three (3), five (5), seven (7) or ten (10) years.
Note: The guaranteed term may last for up to 3 months beyond the three (3), five
(5), seven (7), or ten (10) year period since every guaranteed term will end on the final day of a calendar quarter.


For the duration selected, Nationwide will declare a guaranteed interest rate. That rate will be credited to amounts allocated to the Guaranteed Term Option UNLESS a distribution is taken before the maturity date. If a distribution occurs before the maturity date, the amount distributed will be subject to a market value adjustment. A market value adjustment can increase or decrease the amount distributed depending on fluctuations in constant maturity treasury rates. No market value adjustment will be applied if Guaranteed Term Option allocations are held to maturity.



Because a market value adjustment can affect the value of a distribution, its effects should be carefully considered before surrendering or transferring from Guaranteed Term Options. Please refer to the prospectus for the Guaranteed Term Options for further information.


For contract owners that elect the Beneficiary Protector Option, allocations made to the Guaranteed Term Options will be assessed a fee of 0.40%. Consequently, any guaranteed rate of return for assets in the Guaranteed Term Options will be lowered by 0.40% due to the assessment of this charge.

Guaranteed Term Options are available only during the accumulation phase of a contract. They are not available after the annuitization date. In addition, Guaranteed Term Options are not available for use with Asset Rebalancing, Dollar Cost Averaging or Systematic Withdrawals.

Guaranteed Term Options may not be available in every state.

THE FIXED ACCOUNT

The fixed account is an investment option that is funded by assets of Nationwide's general account. The general account contains all of Nationwide's assets other than those in this and other Nationwide separate accounts. The general account is used to support Nationwide's annuity and insurance obligations and may contain compensation for mortality and expense risks. The general account is not subject to the same laws as the variable account and the SEC has not reviewed material in this prospectus relating to the fixed account. However, information relating to the fixed account is subject to federal securities laws relating to accuracy and completeness of prospectus disclosure.

Purchase payments will be allocated to the fixed account by election of the contract owner.

The investment income earned by the fixed account will be allocated to the contracts at varying guaranteed interest rate(s) depending on the following categories of fixed account allocations:

- New Money Rate - The rate credited on the fixed account allocation when the contract is purchased or when subsequent purchase payments are made. Subsequent purchase payments may receive different New Money Rates than the rate when the contract was issued since the New Money Rate is subject to change based on market conditions.

- Variable Account to Fixed Rate - Allocations transferred from any of the underlying investment options in the variable account to the fixed account may receive a different rate. The rate may be lower than the New Money Rate. There may be limits on the amount and frequency of movements from the variable account to the fixed account.

- Renewal Rate - The rate available for maturing fixed account allocations which are entering a new guarantee period. The contract owner will be notified of this rate in a letter issued with the quarterly statements when any of the money in the contract owner's fixed account matures. At that time, the contract owner will have an opportunity to leave the money in the fixed account and receive the Renewal Rate or the contract owner can move the money to any of the other underlying mutual fund options.

- Dollar Cost Averaging Rate - From time to time, Nationwide may offer a more favorable rate for an initial purchase payment into a new contract when used in conjunction with a dollar cost averaging program.

All of these rates are subject to change on a daily basis; however, once applied to the fixed account, the interest rates are guaranteed until the end of the calendar quarter during which the 12 month anniversary of the fixed account allocation occurs.

Credited interest rates are annualized rates - the effective yield of interest over a one year period. Interest is credited to each contract on a daily basis. As a result, the credited interest rate is compounded daily to achieve the stated effective yield.

The guaranteed rate for any purchase payment will be effective for not less than twelve months. Nationwide guarantees that the rate will not be less than 3.0% per year.

Any interest in excess of 3.0% will be credited to fixed account allocations at Nationwide's sole discretion. The contract owner assumes the risk that interest credited to fixed account allocations may not exceed the minimum guarantee of 3.0% for any given year.

Nationwide guarantees that the fixed account contract value will not be less than the amount of the purchase payments allocated to the fixed account, plus interest credited as described above, less any surrenders and any applicable charges.

Charges Assessed for Certain Contract Options

All guaranteed interest rates credited to the fixed account will be determined as described above. Based on the criteria listed above, it is possible for a contract with various optional benefits to receive the same guaranteed rate of interest as a contract with no optional benefits. However, for contract owners that elect the Beneficiary Protector Option, a charge is assessed to assets in the fixed account. Consequently, even though the guaranteed interest rate credited does not change, the charge assessed for the optional benefit will result in investment returns lower than the interest rate credited, as specified below.

For contract owners that have elected the Beneficiary Protector Option, payments or transfers made to the fixed account will be assessed a fee of 0.40%. Consequently, any guaranteed interest rate of return for assets in the fixed account will be lowered by 0.40% due to the assessment of this charge.

Although there is a fee assessed to the assets in the fixed account for contract options listed above, Nationwide guarantees that the guaranteed interest rate credited to any assets in the fixed account will never be less than 3.0% for any given year.

STANDARD CHARGES AND DEDUCTIONS

SALES CHARGES


Nationwide deducts a sales charge from initial and subsequent purchase payments before applying the purchase payments to the contract. The sales charge assessed to a particular purchase payment depends on the amount of cumulative qualifying purchase payments. The amount of cumulative qualifying purchase payments, for purposes of determining the sales charge, includes deposits made to the contract, and may also include deposits into other investments that qualify under the Rights of Accumulation program. To determine whether deposits into other investments qualify under this program, contact your financial adviser.



As the amount of cumulative qualifying purchase payments increases, the sales charge percentage decreases. The range of sales charges applied to purchase payments is as follows:



AMOUNT OF CUMULATIVE QUALIFYING         PERCENTAGE OF SALES
       PURCHASE PAYMENTS                  CHARGE APPLIED
       -----------------                  --------------
Up to $49,999.99                              5.50%
$50,000.00 to $99,999.99                      4.50%
$100,000.00 to $249,999.99                    3.75%
$250,000.00 to $499,999.99                    2.50%
$500,000.00 to $999,999.99                    2.00%
$1,000,000.00 or more                         0.50%



An additional sales charge of 0.50% will be applied against any purchase payments in excess of $1,000,000 that are surrendered within 12 months after the date the purchase payment is applied to the contract. For purposes of calculating this charge, surrenders are considered to come first from the oldest purchase payment made to the contract, then the next oldest purchase payment, and so forth. (For tax purposes, a surrender is usually treated as a withdrawal of earnings first.) This sales charge will not apply:



      1) upon the annuitization of contracts which have been in force for at least 2 years; or



      2)    upon payment of a death benefit.



In no event will the maximum sales charge, including any withdrawal sales charge, exceed 5.5%. Sales charges are used to cover sales expenses, including commissions (commissions will not exceed of 5.00% of purchase payments), production of sales materials and other promotional expenses. If expenses are greater than the sales charge assessed, the shortfall will be made up from Nationwide's general assets, which may indirectly include portions of the variable account charges, since Nationwide may generate a profit from these charges.


CONTRACT MAINTENANCE CHARGE

On each contract anniversary (and upon a full surrender of the contract), Nationwide deducts a $40 Contract Maintenance Charge. This charge reimburses Nationwide for administrative expenses involved in issuing and maintaining the contract.

The deduction of the Contract Maintenance Charge will be taken proportionately from each sub-account, the fixed account and the Guaranteed Term Options based on the value in each option as compared to the total contract value.

If on any contract anniversary (or on the date of a full surrender), the contract value is $50,000 or more, Nationwide will waive the Contract Maintenance Charge for that year and all subsequent years.

Nationwide will not increase the Contract Maintenance Charge. Nationwide will not reduce or eliminate the Contract Maintenance Charge where it would be discriminatory or unlawful.

MORTALITY AND EXPENSE RISK CHARGE

Nationwide deducts a Mortality and Expense Risk Charge from the variable account. This amount is computed on a daily basis and is equal to an annualized rate of 0.80% of the daily net assets of the variable account.

The Mortality Risk Charge compensates Nationwide for guaranteeing the annuity purchase rates of the contracts. This guarantee ensures that the annuity purchase rates will not change regardless of the death rates of annuity payees or the general population. The Mortality Risk Charge also compensates Nationwide for risks assumed in connection with the standard death benefit, but only partially compensates Nationwide in connection with the death benefit option, for which there is a separate charge.

The Expense Risk Charge compensates Nationwide for guaranteeing that administration charges will not increase regardless of actual expenses.

If the Mortality and Expense Risk Charge is insufficient to cover actual expenses, the loss is borne by Nationwide.

PREMIUM TAXES

Nationwide will charge against the contract value any premium taxes levied by a state or other government entity. Premium tax rates currently range from 0% to 5.0%. This range is subject to change. The method used to assess premium tax will be determined by Nationwide at its sole discretion in compliance with state law.

If applicable, Nationwide will deduct premium taxes from the contract either at:

      1)    the time the contract is surrendered;

      2)    annuitization; or

      3)    such earlier date as Nationwide becomes subject to premium taxes.

Premium taxes may be deducted from death benefit proceeds.

OPTIONAL CONTRACT BENEFITS, CHARGES AND DEDUCTIONS

All contract options must be elected at the time of application. Once a contract option has been elected, it cannot be revoked.

Upon annuitization of the contract, any amounts assessed for any optional benefits elected will be waived and only those charges applicable to the base contract will be assessed.

DEATH BENEFIT OPTION


The contract owner can purchase an optional enhanced death benefit at the time of application as a replacement for the standard death benefit. If elected, Nationwide will deduct an additional charge equal to an annualized rate of 0.15% of the daily net assets of the variable account. In exchange for the additional charge, upon the death of the contract owner (or joint owner, if applicable), the death benefit will be the Greater of One-Year or 5% Enhanced Death Benefit. This death benefit option may not be available in every state.


Optional Death Benefit - Greater of One-Year or 5% Enhanced Death Benefit

If the contract owner or joint owner dies before the annuitization date, the death benefit will be the greatest of:

1)    the contract value;


2)    the lesser of:



      a) the total of all purchase payments (prior to the deduction of any sales charges), minus an adjustment for amounts surrendered; or



      b) 2 times the contract value as of the date the death benefit is calculated;


3) the highest contract value on the date the contract is issued or any contract anniversary prior to the deceased owner's 86th birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after the contract anniversary; or

4) the 5% Interest Anniversary Value (see "Death Benefit" for more information on the 5% Interest Anniversary Value).


The adjustment for amounts surrendered will reduce items (2) and (3) above in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s).


The 5% Interest Anniversary Value will not exceed 200% of the net of total purchase payments minus amounts surrendered.

BENEFICIARY PROTECTOR OPTION

The contract owner can purchase a Beneficiary Protector Option at the time of application if the contract owner is age 70 or younger. If elected, Nationwide will deduct an additional charge equal to an annualized rate of 0.40% of the daily net assets of the variable account. Allocations made to the fixed account or to the Guaranteed Term Options will be assessed a fee of 0.40%. Consequently, any guaranteed interest rate of return for assets in the Guaranteed Term Options or in the fixed account will be lowered by 0.40% due to the assessment of this charge.


The Beneficiary Protector Option provides that upon the death of the contract owner, Nationwide will credit an additional amount to the contract. If there is a joint owner, Nationwide will apply the credit upon the first joint owner's death.


After the Beneficiary Protector Option credit is applied to the contract, the beneficiary(ies) may:

a)    terminate the contract; or

b) continue the contract subject to any mandatory distribution rules (see "Required Distributions").

Once the credit is applied to the contract, the charge for the credit will no longer be assessed and no future benefits will be available under this option.

How Credits to the Contract are Calculated


The amount credited to the contract under this option will be equal to the greater of:



1) the death benefit minus the contract value (as of the date the death benefit is calculated); or



2)    20% of Adjusted Earnings. Adjusted Earnings equals (a) - (b); where:



       a = the contract value on the date the death benefit is calculated and prior to any death benefit calculation; and



       b = purchase payments (prior to the deduction of any sales charges), proportionately adjusted for withdrawals. The adjustment for amounts withdrawn will reduce purchase payments in the same proportion that the contract value was reduced on the date(s) of the partial withdrawal(s).



The credit applied under the Beneficiary Protector Option will not exceed 60% of purchase payments (prior to the deduction of any sales charges and proportionately adjusted for withdrawals) that have been in this contract for at least 12 months as of the date the Beneficiary Protector Option credit is calculated.

How Credits Are Applied

Any amounts credited to the contract pursuant to this option will be allocated to the sub-accounts of the variable account, the fixed account and the GTOs in the same proportion as each purchase payment is allocated to the contract on the date the credit is applied.

CONTRACT OWNERSHIP

The contract owner has all rights under the contract. The named contract owner must be age 80 or younger at the time of contract issuance. Purchasers who name someone other than themselves as the contract owner will have no rights under the contract.

Unless the contract owner is a Charitable Remainder Trust, the annuitant will become the contract owner on the annuitization date.

Contract owners of Non-Qualified Contracts may name a new contract owner at any time before the annuitization date. Any change of contract owner automatically revokes any prior contract owner designation. Changes in contract ownership may result in federal income taxation and may be subject to state and federal gift taxes.

A change in contract ownership must be submitted in writing and recorded at Nationwide's home office. Once recorded, the change will be effective as of the date signed. However, the change will not affect any payments made or actions taken by Nationwide before it was recorded.

The contract owner may also request a change in the annuitant, contingent annuitant, contingent owner, beneficiary, or contingent beneficiary before the annuitization date. These changes must be:

      -     on a Nationwide form;

      -     signed by the contract owner; and

      -     received at Nationwide's home office before the annuitization date.

Nationwide must review and approve any change requests.

JOINT OWNERSHIP

The contract owner and the joint owner each own an undivided interest in the contract.

A contract owner can name a joint owner at any time before annuitization subject to the following conditions:

      -     a joint owner can only be named for Non-Qualified Contracts;

      - a joint owner cannot be named when the contract owner is a Charitable Remainder Trust;

      - a joint owner must be the spouse of the contract owner at the time joint ownership is requested, unless state law requires Nationwide to allow non-spousal joint owners;

      - the joint owner and the contract owner must be named the primary beneficiaries under the contract;

      - both the contract owner and joint owner must be age 80 or younger at the time of contract issuance;

      - the exercise of any ownership right in the contract will generally require a written request signed by both the contract owner and the joint owner;

      - Nationwide will not be liable for any loss, liability, cost, or expense for acting in accordance with the instructions of either the contract owner or the joint owner; and

      - an election in writing signed by both the contract owner and the joint owner must be made to authorize Nationwide to allow the exercise of ownership rights independently by either owner.

ANNUITANT

The annuitant is the person who will receive annuity payments and upon whose continuation of life any annuity payment involving life contingencies depends. This person must be age 85 or younger at the time of contract issuance, unless Nationwide approves a request for an annuitant of greater age. The annuitant may be changed before the annuitization date with Nationwide's consent.

The annuitant has no rights under the contract until the contract is annuitized, unless the annuitant is also the contract owner.


For contracts issued as IRAs, Tax Sheltered Annuities, or under Qualified Plans, the contract owner must be the annuitant.


If the annuitant dies prior to annuitization, the contract owner may name another annuitant, subject to Nationwide's consent. If the contract owner fails to name another annuitant, Nationwide will treat the contract owner as the annuitant.

BENEFICIARY AND CONTINGENT BENEFICIARY

The beneficiary is the person who is entitled to the death benefit if the contract owner dies before the annuitization date and there is no joint owner. The contract owner can name more than one beneficiary. Multiple beneficiaries will share the death benefit equally, unless otherwise specified.

The contract owner may change the beneficiary or contingent beneficiary by submitting a written request to Nationwide. Once recorded, the change will be effective as of the date the request was signed, whether or not the contract owner was living at the time the change was recorded. The change will not affect any action taken by Nationwide before the change was recorded.

OPERATION OF THE CONTRACT

MINIMUM INITIAL AND SUBSEQUENT PURCHASE PAYMENTS


                                                   MINIMUM
        CONTRACT            MINIMUM INITIAL       SUBSEQUENT
          TYPE             PURCHASE PAYMENT        PAYMENTS
          ----             ----------------        --------
Charitable Remainder
  Trusts                        $10,000             $1,000
Individual Retirement
  Annuities                     $10,000             $1,000
Investment-only                 $10,000             $1,000
Non-Qualified                   $10,000             $1,000
Roth IRA                        $10,000             $1,000
SEP IRA                         $10,000             $1,000
Simple IRA                      $10,000             $1,000
Tax Sheltered Annuity           $10,000             $1,000


* For subsequent purchase payments sent via automatic electronic transfer, the minimum subsequent purchase payment is $100.

Subsequent purchase payments may not be permitted in some states.

Guaranteed Term Options

Guaranteed Term Options are separate investment options under the contract. The minimum amount that may be allocated to a Guaranteed Term Option is $1,000.

PRICING

Initial purchase payments allocated to sub-accounts will be priced at the accumulation unit value determined no later than 2 business days after receipt of an order to purchase if the application and all necessary information are complete. If the application is not complete, Nationwide may retain a purchase payment for up to 5 business days while attempting to complete it. If the application is not completed within 5 business days, the prospective purchaser will be informed of the reason for the delay. The purchase payment will be returned unless the prospective purchaser specifically allows Nationwide to hold the purchase payment until the application is completed.

Subsequent purchase payments will be priced based on the next available accumulation unit value after the payment is received.


The cumulative total of all purchase payments (prior to the deduction of any sales charges) under contracts issued by Nationwide on the life of any one contract owner and/or annuitant cannot exceed $1,000,000 without Nationwide's prior consent.


Purchase payments will not be priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

-     New Year's Day                         -     Independence Day
-     Martin Luther King, Jr. Day            -     Labor Day
-     Presidents' Day                        -     Thanksgiving
-     Good Friday                            -     Christmas
-     Memorial Day

Nationwide also will not price purchase payments if:

      1)    trading on the New York Stock Exchange is restricted;

      2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

      3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If Nationwide is closed on days when the New York Stock Exchange is open, contract value may be affected since the contract owner will not have access to their account.

ALLOCATION OF PURCHASE PAYMENTS

Nationwide allocates purchase payments to sub-accounts, the fixed account, and/or Guaranteed Term Options as instructed by the contract owner. Shares of the underlying mutual funds allocated to the sub-accounts are purchased at net asset value, then converted into accumulation units. Contract owners can change allocations or make exchanges among the sub-accounts, the fixed account, or Guaranteed Term Options. However, no change may be made that would result in an amount less than 1% of the purchase payment being allocated to any investment option. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.

DETERMINING THE CONTRACT VALUE

The contract value is the sum of:

      1) the value of amounts allocated to the sub-accounts of the variable account;

      2)    amounts allocated to the fixed account; and

      3)    amounts allocated to any Guaranteed Term Option.

If part or all of the contract value is surrendered, or charges are assessed against the contract value, Nationwide will deduct a proportionate amount from each sub-account, the fixed account and the Guaranteed Term Options based on current cash values.

Determining Variable Account Value - Valuing an Accumulation Unit

Purchase payments or transfers allocated to the underlying mutual funds are accounted for in accumulation units. Accumulation unit values (for each sub-account) are determined by calculating the net investment factor for the underlying mutual fund for the current valuation period and multiplying that result with the accumulation unit values determined on the previous valuation period.

Nationwide uses the net investment factor as a way to calculate the investment performance of a sub-account from valuation period to valuation period. For each sub-account, the net investment factor shows the investment performance of the underlying mutual fund in which a particular sub-account invests, including the charges assessed against that sub-account for a valuation period.

The net investment factor is determined by dividing (a) by (b), and then subtracting (c) from the result, where:

      a)    is the sum of:

            1) the net asset value per share of the underlying mutual fund as of the end of the current valuation period; and

            2) the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current valuation period); and

      b) is the net asset value per share of the underlying mutual fund determined as of the end of the preceding valuation period; and


      c) is a factor representing the daily variable account charges, which may include charges for contract options chosen by the contract owner. The factor is equal to an annualized rate ranging from 0.80% to 1.35% of the daily net assets of the variable account, depending on which contract features the contract owner chose.


Based on the net investment factor, the value of an accumulation unit may increase or decrease. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the underlying mutual fund shares because of the deduction of variable account charges.

Though the number of accumulation units will not change as a result of investment experience, the value of an accumulation unit may increase or decrease from valuation period to valuation period.

Determining the Fixed Account Value

Nationwide determines the value of the fixed account by:

      1) adding in all amounts allocated to the fixed account, minus any amounts previously transferred or withdrawn;

      2)    adding any interest earned on the amounts allocated; and

      3)    subtracting charges deducted in accordance with the contract.

Determining the Guaranteed Term Option Value

Nationwide determines the value of a Guaranteed Term Option by:

      1) adding all amounts allocated to any Guaranteed Term Option, minus amounts previously transferred or withdrawn (which may be subject to a market value adjustment);

      2) adding any interest earned on the amounts allocated to any Guaranteed Term Option; and

      3)    subtracting charges deducted in accordance with the contract.

TRANSFERS PRIOR TO ANNUITIZATION

Transfers from the Fixed Account to the Variable Account or a Guaranteed Term Option

Fixed account allocations may be transferred to the variable account or to a Guaranteed Term Option only upon reaching the end of an interest rate guarantee period. Normally, Nationwide will permit 100% of such fixed account allocations to be transferred to the variable account or a Guaranteed Term Option; however Nationwide may, under certain economic conditions and at its discretion, limit the maximum transferable amount. Under no circumstances will the maximum transferable amount be less than 10% of the fixed account allocation reaching the end of an interest rate guarantee period. Transfers to a Guaranteed Term Option must be at least $1,000. Transfers of the fixed account allocations must be made within 45 days after reaching the end of an interest rate guarantee period.

Contract owners who use Dollar Cost Averaging may transfer from the fixed account to the variable account

(but not to Guaranteed Term Options) under the terms of that program (see "Dollar Cost Averaging").

Transfers to the Fixed Account

Variable account allocations may be transferred to the fixed account at any time. Normally, Nationwide will not restrict transfers from the variable account to the fixed account; however, Nationwide may establish a maximum transfer limit from the variable account to the fixed account. Except as noted below, under no circumstances will the transfer limit be less than 10% of the current value of the variable account, less any transfers made in the 12 months preceding the date the transfer is requested, but not including transfers made prior to the imposition of the transfer limit. However, where permitted by state law, Nationwide reserves the right to refuse transfers or purchase payments to the fixed account (whether from the variable account or a Guaranteed Term Option) when the fixed account value is equal to or greater than 30% of the contract value at the time the purchase payment is made or the transfer is requested.

Transfers from a Guaranteed Term Option

Transfers from a Guaranteed Term Option prior to maturity are subject to a market value adjustment.

Transfers Among the Sub-Accounts

Allocations may be transferred among the sub-accounts once per valuation period. Transfers involving the sub-accounts may be subject to restrictions or requirements imposed by the underlying mutual fund. Refer to the prospectus for the underlying mutual fund for more information.

Additionally, Nationwide reserves the right to refuse or limit transfer requests (or take any other action it deems necessary) in order to protect contract owners, annuitants and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices that are employed by some contract owners (or third parties acting on their behalf).

If Nationwide determines that a contract owner (or a third party acting on the contract owner's behalf) is engaging in harmful short-term trading, Nationwide reserves the right to take actions to protect investors, including:

- terminating the ability of specified contract owners to submit transfer requests via telephone, facsimile, or over the internet; and/or

- refusing trades submitted by contract owners (or third parties on their behalf) that exhibit a pattern of short-term trading.

Any action taken by Nationwide pursuant to this provision will be preceded by a 30 day written notice to the affected contract owner.

TRANSFERS AFTER ANNUITIZATION

After annuitization, transfers may only be made on the anniversary of the annuitization date.

TRANSFER REQUESTS

Nationwide will accept transfer requests in writing, over the telephone, or via the internet. Nationwide will use reasonable procedures to confirm that instructions are genuine and will not be liable for following instructions that it reasonably determined to be genuine. Nationwide may withdraw the telephone and/or internet exchange privileges upon 30 days written notice to contract owners.

Amounts transferred to the variable account will receive the accumulation unit value next determined after the transfer request is received.

Interest Rate Guarantee Period


The interest rate guarantee period is the period of time that the fixed account interest rate is guaranteed to remain the same. Within 45 days after the end of an interest rate guarantee period, transfers may be made from the fixed account to the variable account or to the Guaranteed Term Options. Nationwide will determine the amount that may be transferred and will declare this amount at the end of the guarantee period. This amount will not be less than 10% of the amount in the fixed account that is maturing.


For new purchase payments allocated to the fixed account, or transfers to the fixed account from the variable account or a Guaranteed Term Option, this period begins on the date of deposit or transfer and ends on the one year anniversary of the deposit or transfer. The guaranteed interest rate period may last for up to 3 months beyond the 1 year anniversary because guaranteed terms end on the last day of a calendar quarter.

The interest rate guarantee period does not in any way refer to interest rate crediting practices connected with Guaranteed Term Options.

During an interest rate guarantee period, transfers cannot be made from the fixed account, and amounts transferred to the fixed account must remain on deposit.

RIGHT TO EXAMINE (RIGHT TO REVOKE)

Contract owners have a right to examine the contract. The contract may be returned to Nationwide's home office for any reason within ten days of receipt and

Nationwide will refund the contract value or another amount required by law. The refunded contract value will reflect the deduction of any contract charges, unless otherwise required by law. All IRA, SEP IRA, Simple IRA and Roth IRA refunds will be a return of purchase payments. State and/or federal law may provide additional free look privileges.


Liability of the variable account under this provision is limited to the contract value in each sub-account on the date of revocation. Any additional amounts refunded to the contract owner will be paid by Nationwide.

SURRENDER (REDEMPTION)

Contract owners may surrender some or all of their contract value before the annuitization date. Surrender requests must be in writing and Nationwide may require additional information. When taking a full surrender, the contract must accompany the written request. Nationwide may require a signature guarantee.

Nationwide will pay any amounts surrendered from the sub-accounts within 7 days. However, Nationwide may suspend or postpone payment when it is unable to price a purchase payment or transfer.


Nationwide may be required by state law to reserve the right to delay payment of a surrender of any portion of the fixed account or Guaranteed Term Options for a period of up to six months from the date of the surrender request.


PARTIAL SURRENDERS (PARTIAL REDEMPTIONS)


Unless specified otherwise, Nationwide will surrender accumulation units from the sub-accounts, and amounts from the fixed account and the Guaranteed Term Options in proportion to the value in each option at the time of the surrender request.


FULL SURRENDERS (FULL REDEMPTIONS)

The contract value upon full surrender may be more or less than the total of all purchase payments made to the contract. The contract value will reflect: - variable account charges; - underlying mutual fund charges; - the investment performance of the underlying mutual funds; - any amounts allocated to the fixed account and interest credited; and - any amounts allocated to the Guaranteed Term Options plus or minus any market value adjustment.

SURRENDERS UNDER A TEXAS OPTIONAL RETIREMENT PROGRAM OR A LOUISIANA OPTIONAL RETIREMENT PLAN

Redemption restrictions apply to contracts issued under the Texas Optional Retirement Program or the Louisiana Optional Retirement Plan.

The Texas Attorney General has ruled that participants in contracts issued under the Texas Optional Retirement Program may only take withdrawals if:

-     the participant dies;

-     the participants retires;

-     the participant terminates employment due to total disability; or

- the participant that works in a Texas public institution of higher education terminates employment.

A participant under a contract issued under the Louisiana Optional Retirement Plan may only take distributions from the contract upon retirement or termination of employment. All retirement benefits under this type of plan must be paid as lifetime income; lump sum cash payments are not permitted, except for death benefits.


Due to the restrictions described above, a participant under either of these plans will not be able to withdraw cash values from the contract unless one of the applicable conditions is met. The restrictions listed above in no way limit a participant's right to transfer their contract value to another plan.


Nationwide issues this contract to participants in the Texas Optional Retirement Program in reliance upon and in compliance with Rule 6c-7 of the Investment Company Act of 1940. Nationwide issues this contract to participants in the Louisiana Optional Retirement Plan in reliance upon and in compliance with an exemptive order that Nationwide received from the SEC on August 22, 1990.

SURRENDERS UNDER A TAX SHELTERED ANNUITY

Contract owners of a Tax Sheltered Annuity may surrender part or all of their contract value before the annuitization date except as provided below:

A) Contract value attributable to contributions made under a qualified cash or deferred arrangement (within the meaning of Internal Revenue Code
      Section 402(g)(3)(A)), a salary reduction agreement (within the meaning of Internal Revenue Code Section 402(g)(3)(C)), or transfers from a Custodial Account (described in Section 403(b)(7) of the Internal Revenue Code), may be surrendered only:

      1) when the contract owner reaches age 59-1/2, separates from service, dies, or becomes disabled (within the meaning of Internal Revenue Code Section 72(m)(7)); or

      2) in the case of hardship (as defined for purposes of Internal Revenue Code Section 401(k)), provided that any such hardship surrender may NOT include any income earned on salary reduction contributions.

B)    The surrender limitations described in Section A also apply to:

      1) salary reduction contributions to Tax Sheltered Annuities made for plan years beginning after December 31, 1988;

      2) earnings credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions; and

      3) all amounts transferred from 403(b)(7) Custodial Accounts (except that earnings and employer contributions as of December 31, 1988 in such Custodial Accounts may be withdrawn in the case of hardship).

C) Any distribution other than the above, including a ten day free look cancellation of the contract (when available) may result in taxes, penalties and/or retroactive disqualification of a Qualified Contract or Tax Sheltered Annuity.

In order to prevent disqualification of a Tax Sheltered Annuity after a ten day free look cancellation, Nationwide will transfer the proceeds to another Tax Sheltered Annuity upon proper direction by the contract owner.

These provisions explain Nationwide's understanding of current withdrawal restrictions. These restrictions may change.

Distributions pursuant to Qualified Domestic Relations Orders will not violate the restrictions stated above.

LOAN PRIVILEGE


The loan privilege is ONLY available for contracts issued under Qualified Plans or as Tax Sheltered Annuities. These contract owners can take loans from the contract value beginning 30 days after the contract is issued up to the annuitization date. Loans are subject to the terms of the contract, the plan and the Internal Revenue Code. Nationwide may modify the terms of a loan to comply with changes in applicable law.


MINIMUM & MAXIMUM LOAN AMOUNTS

Contract owners may borrow a minimum of $1,000, unless Nationwide is required by law to allow a lesser minimum amount. Each loan must individually satisfy the contract minimum amount.

Nationwide will calculate the maximum nontaxable loan amount based upon information provided by the participant or the employer. Loans may be taxable if a participant has additional loans from other plans. The total of all outstanding loans must not exceed the following limits:

                 CONTRACT     MAXIMUM OUTSTANDING LOAN
                 VALUES       BALANCE ALLOWED
                 ------       ---------------
NON-ERISA PLANS  up to        up to 80% of contract value
                 $20,000      (not more than $10,000)
                 $20,000      up to 50% of contract value
                 and over     (not more than $50,000*)

ERISA PLANS      All          up to 50% of contract value
                              (not more than $50,000*)

* The $50,000 limits will be reduced by the highest outstanding balance owed during the previous 12 months.

For salary reduction Tax Sheltered Annuities, loans may be secured only by the contract value.

MAXIMUM LOAN PROCESSING FEE

Nationwide charges a $25 loan processing fee at the time each new loan is processed. This fee compensates Nationwide for expenses related to administering and processing loans.

The fee is taken from the sub-accounts, the fixed account and Guaranteed Term Options in proportion to the contract value at the time the loan is processed.

HOW LOAN REQUESTS ARE PROCESSED

All loans are made from the collateral fixed account. Nationwide transfers accumulation units in proportion to the assets in each sub-account to the collateral fixed account until the requested amount is reached. Any remaining required collateral will be transferred from the fixed account and then the Guaranteed Term Options. Transfers from the Guaranteed Term Options may be subject to a market value adjustment.

LOAN INTEREST

The outstanding loan balance in the collateral fixed account is credited with interest until the loan is repaid in full. The interest rate will be 2.25% less than the loan interest rate fixed by Nationwide. The interest rate is guaranteed never to fall below 3.0%.

Specific loan terms are disclosed at the time of loan application or issuance.

LOAN REPAYMENT


Loans must be repaid in 5 years. However, if the loan is used to purchase the contract owner's principal residence, the contract owner has 15 years to repay the loan.


Contract owners must identify loan repayments as loan repayments or they will be treated as purchase payments and will not reduce the outstanding loan. Payments must be substantially level and made at least quarterly.

Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Repayments are allocated to the sub-accounts in accordance with the contract, unless Nationwide and the contract owner have agreed to amend the contract at a later date on a case by case basis.

Loan repayments to the Guaranteed Term Options must be at least $1,000. If the proportional share of the repayment to the Guaranteed Term Option is less than $1,000, that portion of the repayment will be allocated to the Federated Insurance Series - Federated Prime Money Fund II unless the contract owner directs otherwise.

DISTRIBUTIONS & ANNUITY PAYMENTS

Distributions made from the contract while a loan is outstanding will be reduced by the amount of the outstanding loan plus accrued interest if:

      -     the contract is surrendered;

      -     the contract owner dies prior to annuitization; or

      -     annuity payments begin.

TRANSFERRING THE CONTRACT

Nationwide reserves the right to restrict any transfer of the contract while the loan is outstanding.

GRACE PERIOD & LOAN DEFAULT

If a loan payment is not made when due, interest will continue to accrue. A grace period may be available (please refer to the terms of the loan agreement). If a loan payment is not made by the end of the applicable grace period, the entire loan will be treated as a deemed distribution and will be taxable to the contract owner. This deemed distribution may also be subject to an early withdrawal tax penalty by the Internal Revenue Service.

After default, interest will continue to accrue on the loan. Defaulted amounts, plus interest, are deducted from the contract value when the contract owner is eligible for a distribution of at least that amount. Additional loans are not available while a previous loan is in default.

ASSIGNMENT

Contract rights are personal to the contract owner and may not be assigned without Nationwide's written consent.

A Non-Qualified Contract owner may assign some or all rights under the contract. An assignment must occur before annuitization. Once proper notice of assignment is recorded by Nationwide's home office, the assignment will become effective as of the date the written request was signed.


Investment-only Contracts, Individual Retirement Annuities, Roth IRAs, SEP IRAs, Simple IRAs and Tax Sheltered Annuities may not be assigned, pledged or otherwise transferred except where allowed by law.


Nationwide is not responsible for the validity or tax consequences of any assignment. Nationwide is not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until Nationwide receives sufficient direction from the contract owner and the assignee regarding the proper allocation of contract rights.

Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that the cash value exceeds the investment in the contract for the taxable year in which it was pledged or assigned. Amounts assigned may be subject to a tax penalty equal to 10% of the amount included in gross income.

Assignment of the entire contract value may cause the portion of the contract value exceeding the total investment in the contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

CONTRACT OWNER SERVICES

ASSET REBALANCING

Asset Rebalancing is the automatic reallocation of contract values to the sub-accounts on a predetermined percentage basis. Asset Rebalancing is not available for assets held in the fixed account or the Guaranteed Term Options. Requests for Asset Rebalancing must be on a Nationwide form.

Asset Rebalancing occurs every three months or on another frequency if permitted by Nationwide. If the last day of the three-month period falls on a Saturday, Sunday, recognized holiday, or any other day when the New York Stock Exchange is closed, Asset Rebalancing will occur on the next business day.

Asset Rebalancing may be subject to employer limitations or restrictions for contracts issued to a Tax Sheltered Annuity plan. Contract owners should consult a financial adviser to discuss the use of Asset Rebalancing.

Nationwide reserves the right to stop establishing new Asset Rebalancing programs. Nationwide also reserves the right to assess a processing fee for this service.

DOLLAR COST AVERAGING

Dollar Cost Averaging is a long-term transfer program that allows you to make regular, level investments over time. It involves the automatic transfer of a specified amount from the fixed account and the sub-accounts into other sub-accounts. Dollar Cost Averaging transfers may not be directed to Guaranteed Term Options. Nationwide does not guarantee that this program will result in profit or protect contract owners from loss.

Transfers occur monthly or on another frequency if permitted by Nationwide. Nationwide will process transfers until either the value in the originating investment option is exhausted, or the contract owner instructs Nationwide in writing to stop the transfers.

Nationwide reserves the right to stop establishing new Dollar Cost Averaging programs. Nationwide also reserves the right to assess a processing fee for this service.

Nationwide is required by state law to reserve the right to postpone payment of assets in the fixed account for a period of up to six months from the date of the surrender request.

Dollar Cost Averaging from the Fixed Account

Transfers from the fixed account must be equal to or less than 1/30th of the fixed account value at the time the program is requested. A Dollar Cost Averaging program which transfers amounts from the fixed account to the variable account is not the same as an enhanced rate Dollar Cost Averaging program. Contract owners that wish to utilize Dollar Cost Averaging from the fixed account should first inquire whether any enhanced rate Dollar Cost Averaging programs are available.

Enhanced Rate Dollar Cost Averaging

Nationwide may, from time to time, offer Enhanced Rate Dollar Cost Averaging programs. Contract owners may participate in this program if their contract value is $10,000 or more. Dollar Cost Averaging transfers for this program may only be made from the fixed account. Such Enhanced Rate Dollar Cost Averaging programs allow the contract owner to earn a higher rate of interest on assets in the fixed account than would normally be credited when not participating in the program. Each enhanced interest rate is guaranteed for as long as the corresponding program is in effect. Nationwide will process transfers until either amounts in the enhanced rate fixed account are exhausted, or the contract owner instructs Nationwide in writing to stop the transfers. For this program only, when a written request to discontinue transfers is received, Nationwide will automatically transfer the remaining amount in the enhanced rate fixed account to the Federated Insurance Series - Federated Prime Money Fund II.

SYSTEMATIC WITHDRAWALS

Systematic Withdrawals allow contract owners to receive a specified amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis. Requests for Systematic Withdrawals and requests to discontinue Systematic Withdrawals must be in writing.

The withdrawals will be taken from the sub-accounts and the fixed account proportionately unless Nationwide is instructed otherwise. Systematic Withdrawals are not available from the Guaranteed Term Options.

Nationwide will withhold federal income taxes from Systematic Withdrawals unless otherwise instructed by the contract owner. The Internal Revenue Service may impose a 10% penalty tax if the contract owner is under age 59-1/2 unless the contract owner has made an irrevocable election of distributions of substantially equal payments.

Nationwide reserves the right to stop establishing new Systematic Withdrawal programs. Nationwide also reserves the right to assess a processing fee for this service. Systematic Withdrawals are not available before the end of the ten-day free look period (see "Right to Examine (Right to Revoke)").

ANNUITY COMMENCEMENT DATE

The annuity commencement date is the date on which annuity payments are scheduled to begin. The contract owner may change the annuity commencement date before annuitization. This change must be in writing and approved by Nationwide.

ANNUITIZING THE CONTRACT

ANNUITIZATION DATE

The annuitization date is the date that annuity payments begin. It will be the first day of a calendar month unless otherwise agreed. The annuitization date must be at least 2 years after the contract is issued, but may not be later than either:

-     the age (or date) specified in the contract; or

-     the age (or date) specified by state law, where applicable.


If the contract is issued to fund a Tax Sheltered Annuity, annuitization may occur during the first 2 years subject to Nationwide's approval.

The Internal Revenue Code may require that distributions be made prior to the annuitization dates specified above (see "Required Distributions").

ANNUITIZATION

Annuitization is the period during which annuity payments are received. Annuitization is irrevocable once payments have begun. Upon arrival of the annuitization date, the contract owner must choose:

      1)    an annuity payment option; and

      2) either a fixed payment annuity, variable payment annuity, or an available combination.

Nationwide guarantees that each payment under a fixed payment annuity will be the same throughout annuitization. Under a variable payment annuity, the amount of each payment will vary with the performance of the underlying mutual funds selected.

FIXED PAYMENT ANNUITY

A fixed payment annuity is an annuity where the amount of the annuity payments remains level.

The first payment under a fixed payment annuity is determined on the annuitization date based on the annuitant's age (in accordance with the contract) by:

      1)    deducting applicable premium taxes from the total contract value;
            then

      2) applying the contract value amount specified by the contract owner to the fixed payment annuity table for the annuity payment option elected.

Subsequent payments will remain level unless the annuity payment option elected provides otherwise. Nationwide does not credit discretionary interest during annuitization.

VARIABLE PAYMENT ANNUITY

A variable payment annuity is an annuity where the amount of the annuity payments will vary depending on the performance of the underlying mutual funds selected.

The first payment under a variable payment annuity is determined on the annuitization date based on the annuitant's age (in accordance with the contract) by:

      1)    deducting applicable premium taxes from the total contract value;
            then

      2) applying the contract value amount specified by the contract owner to the variable payment annuity table for the annuity payment option elected.

The dollar amount of the first payment is converted into a set number of annuity units that will represent each monthly payment. This is done by dividing the dollar amount of the first payment by the value of an annuity unit as of the annuitization date. This number of annuity units remains fixed during annuitization.

The second and subsequent payments are determined by multiplying the fixed number of annuity units by the annuity unit value for the valuation period in which the payment is due. The amount of the second and subsequent payments will vary with the performance of the selected underlying mutual funds. Nationwide guarantees that variations in mortality experience from assumptions used to calculate the first payment will not affect the dollar amount of the second and subsequent payments.

Value of an Annuity Unit

Annuity unit values for sub-accounts are determined by:

      1) multiplying the annuity unit value for the immediately preceding valuation period by the net investment factor for the subsequent valuation period (see "Determining the Contract Value"); and then


      2) multiplying the result from (1) by an interest factor to neutralize the assumed investment rate of 3.5% per year built into the purchase rate basis for variable payment annuities.


Assumed Investment Rate

An assumed investment rate is the percentage rate of return assumed to determine the amount of the first payment under a variable payment annuity. Nationwide uses the assumed investment rate of 3.5% to calculate the first annuity payment and to calculate the investment performance of an underlying mutual fund in order to determine subsequent payments under a variable payment annuity. An assumed investment rate is the percentage rate of return required to maintain level variable annuity payments. Subsequent variable annuity payments may be more or less than the first payment based on whether actual investment performance of the underlying mutual funds is higher or lower than the assumed investment rate of 3.5%.

Exchanges among Underlying Mutual Funds

Exchanges among underlying mutual funds during annuitization must be requested in writing. Exchanges will occur on each anniversary of the annuitization date.

FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

Payments are made based on the annuity payment option selected, unless:

      - the amount to be distributed is less than $2,000, in which case Nationwide may make one lump sum payment of the contract value; or

      - an annuity payment would be less than $20, in which case Nationwide can change the frequency of payments to intervals that will result in payments of at least $20. Payments will be made at least annually.

ANNUITY PAYMENT OPTIONS

Contract owners must elect an annuity payment option before the annuitization date. The annuity payment option may not be changed once annuitization payments have begun. The annuity payment options are:

1) LIFE ANNUITY - An annuity payable periodically, but at least annually, for the lifetime of the annuitant. Payments will end upon the annuitant's death. For example, if the annuitant dies before the second annuity payment date, the annuitant will receive only one annuity payment. The annuitant will only receive two annuity payments if he or she dies before the third annuity payment date, and so on.

2) JOINT AND SURVIVOR ANNUITY - An annuity payable periodically, but at least annually, during the joint lifetimes of the annuitant and a designated second individual. If one of these parties dies, payments will continue for the lifetime of the survivor. As is the case under option 1, there is no guaranteed number of payments. Payments end upon the death of the last surviving party, regardless of the number of payments received.

3) LIFE ANNUITY WITH 120 OR 240 MONTHLY PAYMENTS GUARANTEED - An annuity payable monthly during the lifetime of the annuitant. If the annuitant dies before all of the guaranteed payments have been made, payments will continue to the end of the guaranteed period and will be paid to a designee chosen by the annuitant at the time the annuity payment option was elected.

      The designee may elect to receive the present value of the remaining guaranteed payments in a lump sum. The present value will be computed as of the date Nationwide receives the notice of the annuitant's death.

If the contract owner does not elect an annuity payment option, a Life Annuity with 240 Monthly Payments Guaranteed will be the default annuity payment option.

Not all of the annuity payment options may be available in all states. Contract owners may request other options before the annuitization date. These options are subject to Nationwide's approval.

Individual Retirement Annuities and Tax Sheltered Annuities are subject to the "minimum distribution" requirements set forth in the plan, contract, and the Internal Revenue Code.

DEATH BENEFITS

DEATH OF CONTRACT OWNER

If the contract owner dies before the annuitization date, a death benefit is payable to the named beneficiary unless there is a joint owner.

If there is a surviving joint owner and the joint owner is the spouse of the deceased contract owner, the joint owner may take the death benefit or continue the contract in his or her own name with the benefit of the Spousal Protection Feature, if applicable (see "Spousal Protection Feature").

If there is no joint owner and the beneficiary is the spouse of the deceased contract owner, the spousal beneficiary may also take the death benefit or continue the contract in his or her own name with the benefit of the Spousal Protection Feature, if applicable (see "Spousal Protection Feature").

If the surviving joint owner or spousal beneficiary that elected to continue the contract dies before the annuitization date, a death benefit is payable to the beneficiary.

If there is no joint owner and no named beneficiary(ies) or contingent beneficiary(ies) (or all named beneficiaries predecease the contract owner), the death benefit will be payable to the contract owner's estate.


When the contract owner is NOT a natural person, a death benefit will be payable upon the death of the primary annuitant (as defined in Section 72(s)(6)(B) of the Internal Revenue Code). The death benefit will be paid to the named beneficiary(ies) unless the contract owner is a Charitable Remainder Trust. If the contract owner is a Charitable Remainder Trust and the primary annuitant dies before the contract is annuitized, the death benefit will be paid to the Charitable Remainder Trust. If the non-natural contract owner is something other than a Charitable Remainder Trust and there are no named beneficiaries or contingent beneficiaries (or if all named beneficiaries predecease the primary annuitant) the death benefit will be payable to the primary annuitant's estate.


Once the contract is annuitized, the annuitant becomes the contract owner and the original contract owner no longer has any rights under the contract (unless the contract owner is also the primary annuitant). If the annuitant dies after annuitization, any benefit that may be payable will be paid according to the annuity payment option selected by the contract owner.

DEATH BENEFIT

There is a standard death benefit available with all contracts, as well as an optional death benefit that may be elected only at the time of application. The optional death benefit may not be available in all states. If the optional death benefit is not elected at the time of application, the death benefit will be the standard death benefit. The death benefits are as follows:

Standard Death Benefit

If the contract owner or joint owner dies before the annuitization date, the standard death benefit will be the greatest of:

      1)    the contract value;


      2)    the lesser of:



            a) the total of all purchase payments, minus an adjustment for amounts surrendered; or


            b) 2 times the contract value as of the date the death benefit is calculated;

      3) the highest contract value on the date the contract is issued or on any contract anniversary prior to the deceased owner's 86th birthday, minus an adjustment for amounts subsequently surrendered, plus purchase payments received after the contract anniversary.


The adjustment for amounts surrendered will reduce items (2) and (3) above in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s).


Death Benefit Option - Greater of One-Year or 5% Enhanced Death Benefit

If the contract owner or joint owner dies before the annuitization date, the optional death benefit will be the greatest of:

      1)    the contract value;


      2)    the lesser of:



            a) the total of all purchase payments, minus an adjustment for amounts surrendered; or


            b) 2 times the contract value as of the date the death benefit is calculated;

      3) the highest contract value on the date the contract is issued or on any contract anniversary prior to the deceased owner's 86th birthday, minus an adjustment for amounts subsequently surrendered, plus purchase payments received after the contract anniversary; or

      4)    the 5% Interest Anniversary Value.


The adjustment for amounts surrendered will reduce items (2) and (3) above in the same proportion that the contract value was reduced on the date(s) of the partial surrender(s).


The 5% Interest Anniversary Value is equal to:

CONTRACT ACCUMULATED VALUE - SURRENDER ADJUSTMENT

Contract Accumulated Value:


- If the contract owner or joint owner dies before such deceased owner's 86th birthday, Contract Accumulated Value is equal to the total of all purchase payments made to the contract (prior to the deduction of any sales charges) accumulated at 5% compound interest until the most recent contract anniversary.



- If the contract owner or joint owner dies on or after such deceased owner's 86th birthday, Contract Accumulated Value is equal to the total of all purchase payments made to the contract (prior to the deduction of any sales charges) accumulated at 5% compound interest until the contract anniversary prior to the deceased owner's 86th birthday.


Surrender Adjustment:

       The Surrender Adjustment will reduce the Contract Accumulated Value for the year prior to the partial surrender in the same proportion that the actual contract value was reduced on the date of the partial surrender. For example, if a contract owner (with a contract anniversary of February
       1) takes a partial surrender on June 1, 2005 and that surrender reduced the contract value by 25%, the Surrender Adjustment will be 25% of the Contract Accumulated Value for 2004. That amount will then be accumulated at 5% interest to determine the death benefit.


The 5% Interest Anniversary Value will not exceed 200% of the net of total purchase payments (prior to the deduction of any sales charges) minus amounts surrendered.


Spousal Protection Feature

Both death benefits allow for a Spousal Protection Feature contingent upon the requirements set forth below. There is no additional charge for this feature. The Spousal Protection feature allows the surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse. The Spousal Protection feature is available only for contracts issued as Non-Qualified Contracts, Individual Retirement Annuities and Roth IRAs, provided the following conditions are satisfied:


1) One or both spouses (or a revocable trust of which either or both of the spouses is/are grantor(s)) must be named as the contract owner(s). For contracts issued as Individual Retirement Annuities and Roth IRAs, only the person for whom the Individual Retirement Annuity or Roth IRA was established may be named as the contract owner;


2)    The spouses must be contract owner and joint owner;

3) Both the contract owner and the joint owner must be age 80 or younger at the time of issue;

4)    The spouses must each be named as beneficiaries;

5) No person other than a spouse may be named as contract owner, annuitant or primary beneficiary; and

6) If a joint owner is added at any time after the issuance of the contract, a copy of the certificate of marriage must be provided to the home office. In addition, the date of marriage must be after the contract issuance date.

If either the contract owner or the joint owner dies before the annuitization date, the surviving spouse may take the death benefit or continue the contract as its sole contract owner. If the surviving spouse elects to continue the contract and the death benefit is higher than the contract value at the time of death, the contract value will be adjusted to equal the applicable death benefit amount. The surviving spouse may then name a new beneficiary but may not name another joint owner.

PAYMENT OF THE DEATH BENEFIT

The death benefit value is determined as of the date Nationwide receives:

      1)    proper proof of the contract owner's death;

      2)    any election to continue the contract, if applicable;

      3) any election specifying the desired method of distribution. Such election must be made in compliance with Section 72 of the Internal Revenue Code; and

      4)    any state required form(s).

The beneficiary may elect to receive the death benefit:

      1)    as a lump sum;

      2)    as an annuity; or

      3)    in any other manner permitted by law and approved by Nationwide.


The beneficiary(ies) must notify Nationwide of their desired distribution method within 60 days of the contract owner's death. If the beneficiary(ies) do not elect a distribution method within the specified time period, the default distribution method will be a lump sum.



REQUIRED DISTRIBUTIONS



The Internal Revenue Code requires that certain distributions be made from the contracts issued in conjunction with this prospectus. Following is an overview of the required distribution rules applicable to each type of contract. Please consult a qualified tax or financial adviser for more specific required distribution information.



REQUIRED DISTRIBUTIONS - GENERAL INFORMATION



In general, a beneficiary is an entity or person that the contract owner designates to receive death proceeds upon the contract owner's death. The distribution rules in the Internal Revenue Code make a distinction between "beneficiary" and "designated beneficiary" when determining the life expectancy that may be used for payments that are made from IRAs, SEP IRAs, Simple IRAs, Roth IRAs and Tax Sheltered Annuities after the death of the annuitant, or that are made from Non-Qualified Contracts after the death of the contract owner. A designated beneficiary is a natural person who is designated by the contract owner as the beneficiary under the contract. Non-natural beneficiaries (e.g. charities or certain trusts) are not designated beneficiaries for the purpose of required distributions and the life expectancy of such a beneficiary is zero.



Life expectancies and joint life expectancies will be determined pursuant to Treasury Regulation 1.72-9, or such additional guidance as may be provided pursuant to Proposed Treasury Regulation 1.401(a)(9)-5, Q&A 7.



Required distributions paid upon the death of the contract owner are paid to the beneficiary or beneficiaries stipulated by the contract owner. How quickly the distributions must be made may be determined with respect to the life expectancies of the beneficiaries. For Non-Qualified Contracts, the beneficiaries used in the determination of the distribution period are those in effect on the date of the contract owner's death. For contracts other than Non-

Qualified Contracts, the beneficiaries used in the determination of the distribution period do not have to be determined until December 31 of the year following the contract owner's death. If there is more than one beneficiary, the life expectancy of the beneficiary with the shortest life expectancy is used to determine the distribution period. Any beneficiary that is not a designated beneficiary has a life expectancy of zero.



REQUIRED DISTRIBUTIONS FOR NON-QUALIFIED CONTRACTS



Internal Revenue Code Section 72(s) requires Nationwide to make certain distributions when a contract owner dies. The following distributions will be made in accordance with the following requirements:



      1) If any contract owner dies on or after the annuitization date and before the entire interest in the contract has been distributed, then the remaining interest must be distributed at least as rapidly as the distribution method in effect on the contract owner's death.



      2) If any contract owner dies before the annuitization date, then the entire interest in the contract (consisting of either the death benefit or the contract value reduced by charges set forth elsewhere in the contract) will be distributed within 5 years of the contract owner's death, provided however:



            a) any interest payable to or for the benefit of a designated beneficiary may be distributed over the life of the designated beneficiary or over a period not longer than the life expectancy of the designated beneficiary. Payments must begin within one year of the contract owner's death unless otherwise permitted by federal income tax regulations; and



            b) if the designated beneficiary is the surviving spouse of the deceased contract owner, the spouse can choose to become the contract owner instead of receiving a death benefit. Any distributions required under these distribution rules will be made upon that spouse's death.



In the event that the contract owner is not a natural person (e.g., a trust or corporation), for purposes of these distribution provisions:



      a) the death of the annuitant will be treated as the death of a contract owner;



      b) any change of annuitant will be treated as the death of a contract owner; and



      c) in either case, the appropriate distribution will be made upon the death or change, as the case may be.



These distribution provisions do not apply to any contract exempt from Section 72(s) of the Internal Revenue Code by reason of Section 72(s)(5) or any other law or rule.



The designated beneficiary must elect a method of distribution and notify Nationwide of this election within 60 days of the contract owner's death.



REQUIRED DISTRIBUTIONS FOR TAX SHELTERED ANNUITIES, INDIVIDUAL RETIREMENT ANNUITIES, SEP IRAS, SIMPLE IRAS AND ROTH IRAS



Distributions from a Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA must begin no later than April 1 of the calendar year following the calendar year in which the contract owner reaches age 70-1/2. Distributions may be paid in a lump sum or in substantially equal payments over:



      a) the life of the contract owner or the joint lives of the contract owner and the contract owner's designated beneficiary; or



      b) a period not longer than the period determined under the table in Proposed Treasury Regulation 1.401(a)(9)-5, Q&A4, which is the deemed joint life expectancy of the contract owner and a person 10 years younger than the contract owner. If the designated beneficiary is the spouse of the contract owner, the period may not exceed the longer of the period determined under such table or the joint life expectancy of the contract owner and the contract owner's spouse, determined in accordance with Treasury Regulation 1.72-9, or such additional guidance as may be provided pursuant to Proposed Treasury Regulation 1.401(a)(9)-5, Q&A7.



For Tax Sheltered Annuities, required distributions do not have to be withdrawn from this contract if they are being withdrawn from another Tax Sheltered Annuity of the contract owner.



For Individual Retirement Annuities, SEP IRAs and Simple IRAs required distributions do not have to be withdrawn from this contract if they are being withdrawn from another Individual Retirement Annuity, SEP IRA or Simple IRA of the contract owner.



If the contract owner's entire interest in a Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA will be distributed in equal or substantially equal payments over a period described in (a) or (b) above, the payments must begin on or before the required beginning date. The required beginning date is April 1 of the calendar year following the calendar year in which the contract owner reaches age 70-1/2. The rules for Roth IRAs do not require distributions to begin during the contract owner's lifetime, therefore, the required beginning date is not applicable to Roth IRAs.



If the contract owner dies before the required beginning date (in the case of a Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA) or before the entire contract value is distributed (in the case of Roth IRAs), any remaining interest in the contract must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:



      a) if the designated beneficiary is the contract owner's spouse, the applicable distribution period is the surviving spouse's remaining life expectancy using the surviving spouse's birthday for each distribution calendar year after the calendar year of the contract owner's death. For calendar years after the death of the contract owner's surviving spouse, the applicable distribution period is the spouse's remaining life expectancy using the spouse's age in the calendar year of the spouse's death, reduced by one for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse's death;



      b) if the designated beneficiary is not the contract owner's surviving spouse, the applicable distribution period is the designated beneficiary's remaining life expectancy using the designated beneficiary's birthday in the calendar year immediately following the calendar year of the contract owner's death, reduced by one for each calendar year that elapsed thereafter; and



      c) if there is no designated beneficiary, the entire balance of the contract must be distributed by December 31 of the fifth year following the contract owner's death.



If the contract owner dies on or after the required beginning date, the interest in the Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:



a) if the designated beneficiary is the contract owner's spouse, the applicable distribution period is the surviving spouse's remaining life expectancy using the surviving spouse's birthday for each distribution calendar year after the calendar year of the contract owner's death. For calendar years after the death of the contract owner's surviving spouse, the applicable distribution period is the spouse's remaining life expectancy using the spouse's age in the calendar year of the spouse's death, reduced by one for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse's death;



b) if the designated beneficiary is not the contract owner's surviving spouse, the applicable distribution period is the designated beneficiary's remaining life expectancy using the designated beneficiary's birthday in the calendar year immediately following the calendar year of the contract owner's death, reduced by one for each calendar year that elapsed thereafter; and



c) if there is no designated beneficiary, the applicable distribution period is the contract owner's remaining life expectancy using the contract owner's birthday in the calendar year of the contract owner's death, reduced by one for each year thereafter.



If distribution requirements are not met, a penalty tax of 50% is levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.



For Individual Retirement Annuities, SEP IRAs and Simple IRAs a portion of each distribution will be included in the recipient's gross income and taxed at ordinary income tax rates. The portion of a distribution which is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution. The owner of an Individual Retirement Annuity, SEP IRA or Simple IRA must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed non taxable distributions for all years, and the total balance of all Individual Retirement Annuities, SEP IRAs and Simple IRAs.



Distributions from Roth IRAs may be either taxable or nontaxable, depending upon whether they are "qualified distributions" or "non-qualified distributions" (see "Federal Tax Considerations").


FEDERAL TAX CONSIDERATIONS

FEDERAL INCOME TAXES

The tax consequences of purchasing a contract described in this prospectus will depend on:

-     the type of contract purchased;

-     the purposes for which the contract is purchased; and

- the personal circumstances of individual investors having interests in the contracts.

See "Synopsis of the Contracts" for a brief description of the various types of contracts and the different purposes for which the contracts may be purchased.

Existing tax rules are subject to change, and may affect individuals differently depending on their situation. Nationwide does not guarantee the tax status of any contracts or any transactions involving the contracts.

If the contract is purchased as an investment of certain retirement plans (such as qualified retirement plans, Individual Retirement Accounts, and custodial accounts as described in Sections 401, 408(a), and 403(b)(7) of the Internal Revenue Code), the tax advantages enjoyed by the contract owner and/or annuitant may relate to participation in the plan rather than ownership of the annuity contract. Such plans are permitted to purchase investments other than annuities and retain tax-deferred status.

The following is a brief summary of some of the federal income tax considerations related to the contracts. In addition to the federal income tax, distributions from annuity contracts may be subject to state and local income taxes. The tax rules across all states and localities are not uniform and therefore will not be discussed in this prospectus. Tax rules that may apply to contracts issued in U.S. territories such as Puerto Rico and Guam are also not discussed. Nothing in this prospectus should be considered to be tax advice. Contract owners and prospective contract owners should consult a financial consultant, tax adviser or legal counsel to discuss the taxation and use of the contracts.

The Internal Revenue Code sets forth different income tax rules for the following types of annuity contracts:

-     Individual Retirement Annuities;

-     SEP IRAs;


-     Simple IRAs;


-     Roth IRAs;

-     Tax Sheltered Annuities; and

-     Non-Qualified Contracts.


Individual Retirement Annuities, SEP IRAs and Simple IRAs



Distributions from Individual Retirement Annuities, SEP IRAs and Simple IRAs are generally taxed when received. If any of the amount contributed to the Individual Retirement Annuity was nondeductible for federal income tax purposes, then a portion of each distribution is excludable from income.



If distributions of income from an Individual Retirement Annuity are made prior to the date that the owner attains the age of 59-1/2 years, the income is generally subject to the regular income tax and an additional penalty tax of 10%. (For Simple IRAs, the 10% penalty is increased to 25% if the distribution is made during the 2 year period beginning on the date that the individual first participated in the Simple IRA.) The 10% penalty tax can be avoided if the distribution is:


-     made to a beneficiary on or after the death of the contract owner;

- attributable to the contract owner becoming disabled (as defined in the Internal Revenue Code);

- part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the contract owner, or the joint lives (or joint life expectancies) of the contract owner and his or her designated beneficiary;

-     used for qualified higher education expenses; or

- used for expenses attributable to the purchase of a home for a qualified first-time buyer.

Roth IRAs

Distributions of earnings from Roth IRAs are taxable or nontaxable depending upon whether they are "qualified distributions" or "non-qualified distributions." A "qualified distribution" is one that satisfies the five-year rule and meets one of the following requirements:

-     it is made on or after the date on which the contract owner attains age
      59-1/2;

- it is made to a beneficiary (or the contract owner's estate) on or after the death of the contract owner;

-     it is attributable to the contract owner's disability; or

- it is used for expenses attributable to the purchase of a home for a qualified first-time buyer.

The five year rule generally is satisfied if the distribution is not made within the five taxable year period beginning with the first taxable year in which a contribution is made to any Roth IRA established for the contract owner.

A qualified distribution is not includable in gross income for federal income tax purposes.

A non-qualified distribution is not includable in gross income to the extent that the distribution, when added to all previous distributions, does not exceed the total amount of contributions made to the Roth IRA. Any non-qualified distribution in excess of total contributions is includable in the contract owner's gross income in the year that is distributed to the contract owner.

Special rules apply for Roth IRAs that have proceeds received from an IRA prior to January 1, 1999 if the owner elected the special 4-year income averaging provisions that were in effect for 1998.

If non-qualified distributions of income from a Roth IRA are made prior to the date that the contract owner attains the age of 59-1/2 years, the income is subject to both the regular income tax and an additional penalty tax of 10%. The penalty tax can be avoided if the distribution is:

-     made to a beneficiary on or after the death of the contract owner;

- attributable to the contract owner becoming disabled (as defined in the Internal Revenue Code);

- part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the contract owner, or the joint lives (or joint life expectancies) of the contract owner and his or her designated beneficiary;

-     for qualified higher education expenses; or

- used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner's gross estate for tax purposes.

Tax Sheltered Annuities

Distributions from Tax Sheltered Annuities are generally taxed when received. A portion of each distribution is excludable from income based on a formula established pursuant to the Internal Revenue Code. The formula excludes from income the amount invested in the contract divided by the number of anticipated payments until the full investment in the contract is recovered. Thereafter all distributions are fully taxable.

If a distribution of income is made from a Tax Sheltered Annuity prior to the date that the owner attains the age of 59-1/2 years, the income is subject to both the regular income tax and an additional penalty tax of 10%. The penalty tax can be avoided if the distribution is:

-     made to a beneficiary on or after the death of the contract owner;

- attributable to the contract owner becoming disabled (as defined in the Internal Revenue Code);

- part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the contract owner, or the joint lives (or joint life expectancies) of the contract owner and his or her designated beneficiary;

-     for qualified higher education expenses;

- used for expenses attributable to the purchase of a home for a qualified first-time buyer; or

- made to the contract owner after separation from service with his or her employer after age 55.

Non-Qualified Contracts - Natural Persons as Contract Owners

Generally, the income earned inside a Non-Qualified Contract that is owned by a natural person is not taxable until it is distributed from the contract.

Distributions before the annuitization date are taxable to the contract owner to the extent that the cash value of the contract exceeds the contract owner's investment at the time of the distribution. Distributions, for this purpose, include partial surrenders, any portion of the contract that is assigned or pledged, or any portion of the contract that is transferred by gift. For these purposes, a transfer by gift may occur upon annuitization if the contract owner and the annuitant are not the same individual.

With respect to annuity distributions on or after the annuitization date, a portion of each annuity payment is excludable from taxable income. The amount excludable is based on the ratio between the contract owner's investment in the contract and the expected return on the contract. Once the entire investment in the contract is recovered, all distributions are fully includable in income. The maximum amount excludable from income is the investment in the contract. If the annuitant dies before the entire investment in the contract has been excluded from income, and as a result of the annuitant's death no more payments are due under the contract, then the unrecovered investment in the contract may be deducted on his or her final tax return.

In determining the taxable amount of a distribution, all annuity contracts issued after October 21, 1988 by the same company to the same contract owner during the same calendar year will be treated as one annuity contract.

A special rule applies to distributions from contracts that have investments that were made prior to August 14, 1982. For those contracts, distributions that are made prior to the annuitization date are treated first as a recovery of the investment in the contract as of that date.

A distribution in excess of the amount of the investment in the contract as of August 14, 1982 will be treated as taxable income.

The Internal Revenue Code imposes a penalty tax if a distribution is made before the contract owner reaches age 59-1/2. The amount of the penalty is 10% of the portion of any distribution that is includable in gross income. The penalty tax does not apply if the distribution is:

-     the result of a contract owner's death;

- the result of a contract owner's disability (as defined in the Internal Revenue Code);

- one of a series of substantially equal periodic payments made over the life (or life expectancy) of the contract owner or the joint lives (or joint life expectancies) of the contract owner and the beneficiary selected by the contract owner to receive payment under the annuity payment option selected by the contract owner; or

-     is allocable to an investment in the contract before August 14, 1982.

Non-Qualified Contracts - Non-Natural Persons as Contract Owners

The previous discussion related to the taxation of Non-Qualified Contracts owned by individuals. Different rules (the so-called "non-natural person" rules) apply if the contract owner is not a natural person.

Generally, contracts owned by corporations, partnerships, trusts, and similar entities are not treated as annuity contracts under the Internal Revenue Code. Therefore, income earned under a Non-Qualified Contract that is owned by a non-natural person is taxed as ordinary income during the taxable year that it is earned. Taxation is not deferred, even if the income is not distributed out of the contract. The income is taxable as ordinary income, not capital gain.

The non-natural person rules do not apply to all entity-owned contracts. A contract that is owned by a non-natural person as an agent of an individual is treated as owned by the individual. This would cause the contract to be treated as an annuity under the Internal Revenue Code, allowing tax deferral. However, this exception does not apply when the non-natural person is an employer that holds the contract under a non-qualified deferred compensation arrangement for one or more employees.

The non-natural person rules also do not apply to contracts that are:

- acquired by the estate of a decedent by reason of the death of the decedent;

- issued in connection with certain qualified retirement plans and individual retirement plans;

- purchased by an employer upon the termination of certain qualified retirement plans; or


- immediate annuities within the meaning of Section 72(u) of the Internal Revenue Code.


WITHHOLDING

Pre-death distributions from the contracts are subject to federal income tax. Nationwide will withhold the tax from the distributions unless the contract owner requests otherwise. If the distribution is from a Tax Sheltered Annuity, it will be subject to mandatory 20% withholding that cannot be waived, unless:

- the distribution is made directly to another Tax Sheltered Annuity or Individual Retirement Annuity; or

- the distribution satisfies the minimum distribution requirements imposed by the Internal Revenue Code.

In addition, under some circumstances, the Internal Revenue Code will not permit contract owners to waive withholding. Such circumstances include:

- if the payee does not provide Nationwide with a taxpayer identification number; or

- if Nationwide receives notice from the Internal Revenue Service that the taxpayer identification number furnished by the payee is incorrect.


If a contract owner is prohibited from waiving withholding, as described above, Nationwide will withhold federal income tax. The amount withheld is a percentage of the amount of income that is distributed, with such percentage being the percentage established by Section 3406 of the Internal Revenue Code.


NON-RESIDENT ALIENS

Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal income tax at a rate of 30% of the amount of income that is distributed. Nationwide is required to withhold this amount and send it to the Internal Revenue Service. Some distributions to non-resident aliens may be subject to a lower (or no) tax if a treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must:

      1) provide Nationwide with proof of residency and citizenship (in accordance with Internal Revenue Service requirements); and

      2) provide Nationwide with an individual taxpayer identification number.

If the non-resident alien does not meet the above conditions, Nationwide will withhold 30% of income from the distribution.

Another way to avoid the 30% withholding is for the non-resident alien to provide Nationwide with sufficient evidence that:

      1) the distribution is connected to the non-resident alien's conduct of business in the United States; and

      2) the distribution is not includable in the non-resident alien's gross income for United States federal income tax purposes.

Note that these distributions may be subject to back-up withholding, currently 31%, if a correct taxpayer identification number is not provided.

FEDERAL ESTATE, GIFT, AND GENERATION SKIPPING TRANSFER TAXES

The following transfers may be considered a gift for federal gift tax purposes:

      -     a transfer of the contract from one contract owner to another; or

      -     a distribution to someone other than a contract owner.

Upon the contract owner's death, the value of the contract may subject to estate taxes, even if all or a portion of the value is also subject to federal income taxes.

Section 2612 of the Internal Revenue Code may require Nationwide to determine whether a death benefit or other distribution is a "direct skip" and the amount of the resulting generation skipping transfer tax, if any. A direct skip is when property is transferred to, or a death benefit or other distribution is made to:

      a) an individual who is two or more generations younger than the contract owner; or

      b) certain trusts, as described in Section 2613 of the Internal Revenue Code (generally, trusts that have no beneficiaries who are not 2 or more generations younger than the contract owner).

If the contract owner is not an individual, then for this purpose ONLY, "contract owner" refers to any person:

- who would be required to include the contract, death benefit, distribution, or other payment in his or her federal gross estate at his or her death; or

- who is required to report the transfer of the contract, death benefit, distribution, or other payment for federal gift tax purposes.

If a transfer is a direct skip, Nationwide will deduct the amount of the transfer tax from the death benefit, distribution or other payment, and remit it directly to the Internal Revenue Service.

CHARGE FOR TAX

Nationwide is not required to maintain a capital gain reserve liability on Non-Qualified Contracts. If tax laws change requiring a reserve, Nationwide may implement and adjust a tax charge.

DIVERSIFICATION

Internal Revenue Code Section 817(h) contains rules on diversification requirements for variable annuity contracts. A variable annuity contract that does not meet these diversification requirements will not be treated as an annuity, unless:

-     the failure to diversify was accidental;

-     the failure is corrected; and

-     a fine is paid to the Internal Revenue Service.

The amount of the fine will be the amount of tax that would have been paid by the contract owner if the income, for the period the contract was not diversified, had been received by the contract owner.

If the violation is not corrected, the contract owner will be considered the owner of the underlying securities and will be taxed on the earnings of his or her contract. Nationwide believes that the investments underlying this contract meet these diversification requirements.

TAX CHANGES

The foregoing tax information is based on Nationwide's understanding of federal tax laws. It is NOT intended as tax advice. All information is subject to change without notice. You should consult with your tax and/or financial adviser for more information.


In 2001, the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) was enacted. EGTRRA made numerous changes to the Internal Revenue Code, including the following:



-     generally lowering federal income tax rates;



- increasing the amounts that may be contributed to various retirement plans, such as IRAs, Tax Sheltered Annuities and Qualified Plans;



- increasing the portability of various retirement plans by permitting IRAs, Tax Sheltered

      Annuities, Qualified Plans and certain governmental 457 plans to "roll" money from one plan to another;



-     eliminating and/or reducing the highest federal estate tax rates;



-     increasing the estate tax credit; and



-     for persons dying after 2009, repealing the estate tax.



All of the changes resulting from EGTRRA are scheduled to "sunset," or become ineffective, after December 31, 2010 unless they are extended by additional legislation. If changes resulting from EGTRRA are not extended, beginning January 1, 2011, the Internal Revenue Code will be restored to its pre-EGTRRA form. This creates uncertainty as to future tax requirements and implications. Please consult a qualified tax or financial adviser for further information relating to EGTRRA and other tax issues.


STATEMENTS AND REPORTS

Nationwide will mail contract owners statements and reports. Therefore, contract owners should promptly notify Nationwide of any address change.

These mailings will contain:

-     statements showing the contract's quarterly activity;

- confirmation statements showing transactions that affect the contract's value. Confirmation statements will not be sent for recurring transactions (i.e., Dollar Cost Averaging or salary reduction programs). Instead, confirmation of recurring transactions will appear in the contract's quarterly statements;

- semi-annual reports as of June 30 containing financial statements for the variable account; and

- annual reports as of December 31 containing financial statements for the variable account.

Contract owners should review statements and confirmations carefully. All errors or corrections must be reported to Nationwide immediately to assure proper crediting to the contract. Unless Nationwide is notified within 30 days of receipt of the statement, Nationwide will assume statements and confirmation statements are correct.

LEGAL PROCEEDINGS

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on Nationwide.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.


On October 29, 1998, Nationwide was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by Nationwide and the other named Nationwide affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. On June 11, 1999, Nationwide and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by Nationwide and the other named defendants. On January 25, 2002, the plaintiffs filed a motion for leave to amend their complaint to add three new named plaintiffs. On February 9, 2002, the plaintiffs filed a motion for class certification. The class has not been certified. Nationwide intends to defend this lawsuit vigorously.



On August 15, 2001, Nationwide was named in a lawsuit filed in Connecticut federal court titled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. On September 5, 2001, the plaintiffs amended their complaint to include class action allegations. The plaintiffs seek to represent a class of plan trustees who purchased variable annuities to fund qualified ERISA retirement plans. The amended complaint alleges that the retirement plans purchased variable annuity contracts from Nationwide which invested in mutual funds that were offered by separate mutual fund companies; that Nationwide was a fiduciary under ERISA and that Nationwide breached its fiduciary duty when it accepted certain fees from the mutual fund companies that purportedly were never disclosed by Nationwide; and that Nationwide violated ERISA by replacing many of the mutual funds originally included in the plaintiffs' annuities with "inferior" funds because the new funds purportedly paid more in revenue sharing. The amended complaint seeks disgorgement of fees by Nationwide and other unspecified compensatory damages. On November 15, 2001, Nationwide filed a motion to dismiss the amended complaint, which has not been decided. On December 3, 2001, the plaintiffs filed a motion for class certification. On January 15, 2002, the plaintiffs filed a response to Nationwide's motion to dismiss the amended complaint. On February 22, 2002, Nationwide filed a reply in support of its motion to dismiss. The class has not been certified. Nationwide intends to defend this lawsuit vigorously.



There can be no assurance that any such litigation will not have a material adverse effect on Nationwide in the future.


The general distributor, Federated Securities Corp., is not engaged in any litigation of any material nature.

ADVERTISING

A "yield" and "effective yield" may be advertised for the Federated Insurance Series - Federated Prime Money Fund II. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the Federated Insurance Series - Federated Prime Money Fund II's units. Yield is an annualized figure, which means that it is assumed that the Federated Insurance Series - Federated Prime Money Fund II generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the SEC. The effective yield will be slightly higher than yield due to this compounding effect.

Nationwide may advertise the performance of a sub-account in relation to the performance of other variable annuity sub-accounts, underlying mutual fund options with similar or different objectives, or the investment industry as a whole. Other investments to which the sub-accounts may be compared include, but are not limited to:

      -     precious metals;

      -     real estate;

      -     stocks and bonds;

      -     closed-end funds;

      -     bank money market deposit accounts and passbook savings;

      -     CDs; and

      -     the Consumer Price Index.

Market Indexes

The sub-accounts will be compared to certain market indexes, such as:

      -     S&P 500;

      -     Shearson/Lehman Intermediate Government/Corporate Bond Index;

      -     Shearson/Lehman Long-Term Government/Corporate Bond Index;

      -     Donoghue Money Fund Average;

      -     U.S. Treasury Note Index;

      -     Bank Rate Monitor National Index of 2-1/2 Year CD Rates; and

      -     Dow Jones Industrial Average.

Tracking & Rating Services; Publications

Nationwide's rankings and ratings are sometimes published by other services, such as:

      -     Lipper Analytical Services, Inc.;

      -     CDA/Wiesenberger;

      -     Morningstar;

      -     Donoghue's;

      -     magazines such as:

            --     Money;

            --     Forbes;

            --     Kiplinger's Personal Finance Magazine;

            --     Financial World;

            --     Consumer Reports;

            --     Business Week;

            --     Time;

            --     Newsweek;

            --     National Underwriter; and

            --     U.S. News and World Report;

      -     LIMRA;

      -     Value;

      -     Best's Agent Guide;

      -     Western Annuity Guide;

      -     Comparative Annuity Reports;

      -     Wall Street Journal;

      -     Barron's;

      -     Investor's Daily;

      -     Standard & Poor's Outlook; and

      -     Variable Annuity Research & Data Service (The VARDS Report).

These rating services and publications rank the underlying mutual funds' performance against other funds. These rankings may or may not include the effects of sales charges or other fees.

Financial Rating Services

Nationwide is also ranked and rated by independent financial rating services, among which are Moody's,

Standard & Poor's and A.M. Best Company. Nationwide may advertise these ratings. These ratings reflect Nationwide's financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the variable account.

Some Nationwide advertisements and endorsements may include lists of organizations, individuals or other parties that recommend Nationwide or the contract. Furthermore, Nationwide may occasionally advertise comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Historical Performance of the Sub-Accounts

Nationwide will advertise historical performance of the sub-accounts. Nationwide may advertise the sub-account's standardized average annual total return ("standardized return") calculated in a manner prescribed by the SEC, and non-standardized total return ("non-standardized return").


Standardized return shows the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year periods (or for a period covering the time the underlying mutual fund has been available in the variable account if it has not been available for one of the prescribed periods). This calculation reflects the Contract Maintenance Charge and variable account charges that would be assessed to a contract if the maximum optional benefits are chosen (1.35%). Standardized return does not reflect the deduction of state premium taxes, which may be imposed by certain states.



Non-standardized return is calculated similarly to standardized return except non-standardized return assumes an initial investment of $25,000 and variable account charges of 0.80%. An assumed initial investment of $25,000 is used because that amount more accurately reflects the average contract size.


Both methods of calculation reflect total return for the most recent one, five and ten year periods (or for a period covering the time the underlying mutual fund has been in existence). For those underlying mutual funds which have not been available for one of the prescribed periods, the non-standardized total return illustrations will show the investment performance the underlying mutual funds would have achieved had they been available in the variable account for one of the periods. If the underlying mutual fund has been available in the variable account for less than one year (or if the underlying mutual fund has been effective for less than one year), standardized and non-standardized performance is not annualized.


The standardized average annual total return and non-standardized total return quotations are calculated using underlying mutual fund expense data for the period ended December 31, 2001. However, Nationwide generally provides performance information more frequently. Information relating to performance of the sub-accounts is based on historical earnings and does not represent or guarantee future results.


            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


                                                                                       Page
General Information and History..........................................................1
Services.................................................................................1
Purchase of Securities Being Offered.....................................................2
Underwriters.............................................................................2
Calculations of Performance..............................................................2
Annuity Payments.........................................................................3
Financial Statements.....................................................................4

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS

The underlying mutual funds listed below are designated primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.

There is no guarantee that the investment objectives will be met.

FEDERATED INSURANCE SERIES

Federated Insurance Series (the "Trust") is an open-end management investment company, established as a Massachusetts business trust on September 15, 1993. The Trust offers shares only as a funding vehicle for life insurance companies issuing variable life insurance policies and variable annuity contracts. The shares represent interests in separate portfolios of securities (mutual funds), including in particular, the following portfolios. Federated Investment Management Company serves as the investment adviser.


      FEDERATED AMERICAN LEADERS FUND II: PRIMARY SHARES


      Investment Objective: Long-term capital growth. The Fund's secondary objective is to provide income. The Fund pursues its investment objective by using the value style of investing to select primarily equity securities of large capitalization companies that are in the top 25% of their industry in terms of revenues, are characterized by sound management and have the ability to finance expected growth. The adviser selects securities that are trading at discounts relative to their respective historic relationships to the market and expected growth.


      FEDERATED CAPITAL APPRECIATION FUND II: PRIMARY SHARES


      Investment Objective: Capital appreciation. The Fund pursues its investment objective by investing principally in common stocks of the largest growth companies traded in the U.S. based upon price-to-earnings ratio, price-to-book ratio and estimated earnings growth. The investment objective may be changed by the Fund's Trustees without shareholder approval.

      FEDERATED EQUITY INCOME FUND II

      Investment Objective: Above average income and capital appreciation. The Fund pursues its investment objective by investing primarily in income producing equity securities, including securities convertible into common stocks, of large and middle capitalization companies. The adviser ordinarily selects securities that have a comparatively low volatility in share price relative to the overall equity market and which may provide relatively high dividend income, but may also select securities of companies that offer superior growth prospects.

      FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II

      Investment Objective: Current income. The Fund pursues its investment objective by investing in U.S. government securities, including mortgage backed securities issued by U.S. government agencies. In addition, the Fund may invest up to 35% of its assets in investment grade non-governmental mortgage backed securities.

      FEDERATED GROWTH STRATEGIES FUND II

      Investment Objective: Capital appreciation. The Fund pursues its investment objective by investing primarily in common stock (including American Depositary Receipts (ADRs)) of companies with market capitalization above $100 million that offer superior growth prospects.

      FEDERATED HIGH INCOME BOND FUND II: PRIMARY SHARES

      Investment Objective: High current income. The Fund pursues its investment objective by investing in a diversified portfolio of high-yield, lower-rated corporate bonds (junk bonds) issued by U.S. and foreign businesses (at least 65% in bonds rated below BBB). The Fund may also purchase interests in bank loans to companies. In selecting securities, the adviser seeks high yields, low relative credit risk and high portfolio diversification. The adviser does not target an average maturity for the Fund's portfolio.

      FEDERATED INTERNATIONAL EQUITY FUND II

      Investment Objective: Total return on its assets. The Fund's total return will consist of two components:

      - changes in the market value of the portfolio securities (both realized and unrealized appreciation); and

      -     income received from the portfolio securities.

      The Fund expects that changes in market value will comprise the largest component of its total return. The Fund pursues its investment objective by investing in equity securities of companies based outside the U.S. The adviser uses a "bottom-up" approach to stock selection, looking for companies it perceives as being undervalued in the market place.

Selection of industry and country are secondary considerations. The adviser attempts to purchase securities with a mix of growth and value characteristics. The adviser emphasizes growth stocks at reasonable prices.

FEDERATED INTERNATIONAL SMALL COMPANY FUND II

Investment Objective: Long-term capital growth. The Fund pursues its investment objective by investing in equity securities of foreign companies that have market capitalization at the time of purchase of $1.5 billion or less. Foreign equity securities are equity securities of issuers based outside the U.S. The Fund considers an issuer to be based outside the U.S. if:

- it is organized under the laws of, or has a principal office located in, another country;

-     the principal trading market for its securities is in another country; or

- it (or its subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country.

The adviser may invest the Fund's assets in any region of the world. It will invest in companies based in emerging markets, typically in the Far East, Latin America and Eastern Europe, as well as in firms operating in developed countries, such as Canada, Japan and Western Europe. In selecting investments for the portfolio, the adviser takes a "bottom-up" approach and looks for companies that are positioned for rapid growth in revenues or earnings and assets.


FEDERATED KAUFMANN FUND II



Investment Objective: Capital appreciation. The Fund pursues its investment objective by investing primarily in the stocks of small and medium-sized companies that are traded on national security exchanges, the NASDAQ stock market and on the over-the-counter market. Up to 25% of the Fund's net assets may be invested in foreign securities.


FEDERATED PRIME MONEY FUND II

Investment Objective: Current income consistent with principal and liquidity stability. The Fund is a money market fund that seeks to maintain a stable net asset value (NAV) of $1 per share. The Fund invests in a portfolio of short-term, high-quality fixed income securities issued by banks, corporations and the U.S. government. The Fund will have a dollar-weighted average portfolio maturity of 90 days or less. The adviser actively manages the Fund's portfolio, seeking to limit the credit risk taken by the Fund and selects investments with enhanced yields. The adviser generally shortens the portfolio's maturity when it expects interest rates to rise and extends the maturity when it expects interest rates to fall. This strategy seeks to enhance the returns from favorable interest rate changes and reduce the effect of unfavorable changes.


FEDERATED QUALITY BOND FUND II: PRIMARY SHARES


Investment Objective: Current income. The Fund invests in a diversified portfolio of investment grade fixed income securities consisting primarily of corporate debt securities, U.S. government and privately issued mortgage backed securities and U.S. treasury and agency securities. The adviser seeks to enhance the Fund's performance by allocating relatively more of its portfolio to the security type expected to offer the best balance between current income and risk. The adviser may lengthen or shorten duration from time-to-time based on its interest rate outlook, but the Fund has no set duration parameters.

FEDERATED TOTAL RETURN BOND FUND II

Investment Objective: Total capital return, consisting of interest income and changes in the market value of the portfolio securities (realized and unrealized appreciation). Fund assets are invested in all sectors of the fixed income market. The adviser selects securities either because of the potential for high current income or because of the potential for appreciation in price (or, in a declining market, for relatively less depreciation in price than that of other securities). The adviser selects securities based upon factors such as duration (which measures a security's sensitivity to price fluctuations resulting from interest rate fluctuations), sector allocation and yield curve positioning.

FEDERATED UTILITY FUND II

Investment Objective: High current income and moderate capital appreciation. The Fund pursues its investment objectives by investing primarily in equity securities of companies engaged in providing utility services such as electricity, gas and telecommunications. The adviser seeks companies that have a history and likelihood of paying increasing levels of dividends, as well as companies that offer superior growth prospects that, in the adviser's opinion, are trading at a relatively low valuation, and therefore offer the potential for capital appreciation. The adviser may invest up to 35%, but, as a general matter, invests up to 25% of the Fund's assets in non-utility securities (common or convertible stock) of companies that are typically related to the utilities and telecommunications businesses. Also, the adviser may invest in securities of companies based outside the U.S.

                       STATEMENT OF ADDITIONAL INFORMATION


                                   MAY 1, 2002


                       DEFERRED VARIABLE ANNUITY CONTRACTS
                   ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                   THROUGH ITS NATIONWIDE VARIABLE ACCOUNT- 11


This Statement of Additional Information is not a prospectus. It contains additional information than set forth in the prospectus and should be read in conjunction with the prospectus dated May 1, 2002. The prospectus may be obtained from Nationwide Life Insurance Company by writing P.O. Box 182104, Columbus, Ohio 43272-2104, or calling 1-866-322-2331, TDD 1-800-238-3035.


                                TABLE OF CONTENTS


                                                                                    PAGE
   General Information and History....................................................1
   Services...........................................................................1
   Purchase of Securities Being Offered...............................................2
   Underwriters.......................................................................2
   Calculations of Performance........................................................2
   Annuity Payments...................................................................3
   Financial Statements...............................................................4


GENERAL INFORMATION AND HISTORY


Nationwide Variable Account-11 is a separate investment account of Nationwide Life Insurance Company ("Nationwide"). Nationwide is a member of the Nationwide group of companies. All of Nationwide's common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company. NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS. Nationwide Corporation is a holding company, as well. All of the common stock is held by Nationwide Mutual Insurance Company (95.24%) and Nationwide Mutual Fire Insurance Company (4.76%), the ultimate controlling persons of the Nationwide group of companies. The Nationwide group of companies is one of America's largest insurance and financial services family of companies, with combined assets of over $122 billion as of December 31, 2001.


SERVICES

Nationwide, which has responsibility for administration of the contracts and the variable account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each contract owner and the number and type of contract issued to each contract owner and records with respect to the contract value of each contract.

The Custodian of the assets of the variable account is Nationwide. Nationwide will maintain a record of all purchases and redemption of shares of the underlying mutual funds. Nationwide, or affiliates of Nationwide may have entered into agreements with either the investment adviser or distributor for the underlying mutual funds. The agreements relate to administrative services furnished by Nationwide or an affiliate of Nationwide and provide for an annual fee based on the average aggregate net assets of the variable account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in particular underlying mutual funds. These fees in no way affect the net asset value of the underlying mutual funds or fees paid by the contract owner.


The financial statements of Nationwide Life Insurance Company for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

PURCHASE OF SECURITIES BEING OFFERED

The contracts will be sold by licensed insurance agents in the states where the contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD").


Rights of Accumulation



The contracts participate in the Rights of Accumulation program. Under this program, contract owners can aggregate deposits that they make to certain investments to determine the total amount of qualifying deposits, which is then used to determine the sales charge imposed on purchase payments deposited into the contract. The deposits that qualify to be aggregated under this program are the deposits invested in Federated or Federated affiliated securities, including, but not limited to the following:



- mutual funds advised, sub-advised, distributed, or issued by Federated (or an affiliate or subsidiary of Federated);



- variable annuity or variable life insurance mutual fund sub-accounts, the underlying securities of which are advised, sub-advised, distributed, or issued by Federated (or an affiliate or subsidiary of Federated); and



- variable annuity or variable life insurance contracts that are issued or distributed by Federated (or an affiliate or subsidiary of Federated).


UNDERWRITERS

The contracts, which are offered continuously, are distributed by Federated Securities Corp., 1001 Liberty Ave., Pittsburgh, Pennsylvania 15222-3779. During the fiscal years ended December 31, 2001, 2000 and 1999, no underwriting commissions have been paid by Nationwide to Federated Securities Corp.

CALCULATIONS OF PERFORMANCE

Any current yield quotations of the Federated Insurance Series - Federated Prime Money Fund II, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contract owner accounts and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7) or (366/7) in a leap year. The Federated Insurance Series - Federated Prime Money Fund II's effective yield is computed similarly, but includes the effect of assumed compounding on an annualized basis of the current unit value yield quotations.

The Federated Insurance Series - Federated Prime Money Fund II's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the fund's expenses. Although the Federated Insurance Series - Federated Prime Money Fund II determines its yield on the basis of a seven day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitation described "Investment Manager and Other Services" in the Federated Insurance Series - Federated Prime Money Fund II's Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will remain in effect for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that a contract owner's investment in the Federated Insurance Series - Federated Prime Money Fund II is not guaranteed or insured. Yields of other money market funds may not be comparable if a different base period or another method of calculation is used.

All performance advertising will include quotations of standardized average annual total return, calculated in accordance with a standard method prescribed by rules of the SEC. Standardized average annual total return is found by taking a hypothetical $1,000 investment in each of the sub-accounts' units on the first day of the period at the offering price, which is the accumulation unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of variable account charges of 1.35% which includes the Greater of One-Year or 5% Enhanced Death Benefit and the Beneficiary Protector Option. No deduction is made for premium taxes which may be assessed by certain states. Non-standardized total return may also be advertised, and is calculated in a manner similar to standardized average annual total return except the non-standardized total return is based on a hypothetical initial investment of $25,000. An assumed initial investment of $25,000 will be used because that figure more closely approximates the size of a typical contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.

The standardized average annual total return and non-standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. The standardized average annual return will be based on rolling calendar quarters and will cover periods of one, five, and ten years, or a period covering the time the underlying mutual fund has been available in the variable account if the underlying mutual fund has not been available for one of the prescribed periods. Non-standardized average annual total return will be based on rolling calendar quarters and will cover periods of one, five and ten years, or a period covering the time the underlying mutual fund has been in existence. If the underlying mutual fund has been available in the variable account for less than one year (or if the underlying mutual fund has been effective for less than one year), standardized and non-standardized performance is not annualized.

Quotations of average annual total return and total return are based upon historical earnings and will fluctuate. Any quotation of performance is not a guarantee of future performance. Factors affecting a sub-account's performance include general market conditions, operating expenses and investment management. A contract owner's account when redeemed may be more or less than the original cost.

ANNUITY PAYMENTS

See "Frequency and Amount of Annuity Payments" located in the prospectus.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Nationwide Life Insurance Company:

We have audited the consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the "Company"), a wholly owned subsidiary of Nationwide Financial Services, Inc., as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, the Company changed its methods of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets in 2001.



KPMG LLP


Columbus, Ohio
January 29, 2002

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                           Consolidated Balance Sheets

                     (in millions, except per share amounts)

                                                                                              December 31,
                                                                                     ------------------------------
                                                                                        2001                 2000
                                                                                     =========            =========
                                     ASSETS
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity securities (cost $17,961.6 in 2001; $15,245.8 in 2000)            $18,370.8            $15,443.0
    Equity securities (cost $83.0 in 2001; $103.5 in 2000)                                94.0                109.0
  Mortgage loans on real estate, net                                                   7,113.1              6,168.3
  Real estate, net                                                                       172.0                310.7
  Policy loans                                                                           591.1                562.6
  Other long-term investments                                                            125.0                101.8
  Short-term investments, including amounts managed by a related party                 1,011.3                442.6
                                                                                     ---------            ---------
                                                                                      27,477.3             23,138.0
                                                                                     ---------            ---------

Cash                                                                                      22.6                 18.4
Accrued investment income                                                                306.7                251.4
Deferred policy acquisition costs                                                      3,189.0              2,865.6
Other assets                                                                             646.0                396.7
Assets held in separate accounts                                                      59,513.0             65,897.2
                                                                                     ---------            ---------
                                                                                     $91,154.6            $92,567.3
                                                                                     =========            =========

                      LIABILITIES AND SHAREHOLDER'S EQUITY
Future policy benefits and claims                                                    $25,216.0            $22,183.6
Short-term debt                                                                          100.0                118.7
Long-term debt, payable to NFS                                                           300.0                   --
Other liabilities                                                                      2,307.9              1,164.9
Liabilities related to separate accounts                                              59,513.0             65,897.2
                                                                                     ---------            ---------
                                                                                      87,436.9             89,364.4
                                                                                     ---------            ---------

Commitments and contingencies (notes 10 and 15)

Shareholder's equity:
  Common stock, $1 par value.  Authorized 5.0 million shares;
    3.8 million shares issued and outstanding                                              3.8                  3.8
  Additional paid-in capital                                                             646.1                646.1
  Retained earnings                                                                    2,863.1              2,436.3
  Accumulated other comprehensive income                                                 204.7                116.7
                                                                                     ---------            ---------
                                                                                       3,717.7              3,202.9
                                                                                     ---------            ---------
                                                                                     $91,154.6            $92,567.3
                                                                                     =========            =========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                        Consolidated Statements of Income

                                  (in millions)

                                                                                             Years ended December 31,
                                                                                    ------------------------------------------
                                                                                     2001             2000             1999
                                                                                    ========         ========         ========
Revenues:
  Policy charges                                                                    $1,017.3         $1,091.4         $  895.5
  Life insurance premiums                                                              251.1            240.0            220.8
  Net investment income                                                              1,725.0          1,654.9          1,520.8
  Net realized (losses) gains on investments, hedging instruments and hedged items:
      Unrelated parties                                                                (62.7)           (19.4)           (11.6)
      Related party                                                                     44.4               --               --
  Other                                                                                 14.1             17.0             66.1
                                                                                    --------         --------         --------
                                                                                     2,989.2          2,983.9          2,691.6
                                                                                    --------         --------         --------

Benefits and expenses:
  Interest credited to policyholder account balances                                 1,238.7          1,182.4          1,096.3
  Other benefits and claims                                                            280.3            241.6            210.4
  Policyholder dividends on participating policies                                      41.7             44.5             42.4
  Amortization of deferred policy acquisition costs                                    347.9            352.1            272.6
  Interest expense on debt                                                               6.2              1.3               --
  Other operating expenses                                                             444.1            479.0            463.4
                                                                                    --------         --------         --------
                                                                                     2,358.9          2,300.9          2,085.1
                                                                                    --------         --------         --------

    Income before federal income tax expense and cumulative effect of
     adoption of accounting principles                                                 630.3            683.0            606.5
Federal income tax expense                                                             161.4            207.7            201.4
                                                                                    --------         --------         --------
    Income before cumulative effect of adoption of accounting principles               468.9            475.3            405.1
Cumulative effect of adoption of accounting principles, net of tax                      (7.1)              --               --
                                                                                    --------         --------         --------
    Net income                                                                      $  461.8         $  475.3         $  405.1
                                                                                    ========         ========         ========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 2001, 2000 and 1999
                                  (in millions)

                                                                                           Accumulated
                                                            Additional                        other            Total
                                                Common        paid-in       Retained       comprehensive   shareholder's
                                                stock         capital       earnings       income (loss)       equity
                                               ========     ==========      ========       =============   =============
Balance as of December 31, 1998                     3.8         914.7        1,579.0            275.6        2,773.1

Comprehensive income:
    Net income                                       --            --          405.1               --          405.1
    Net unrealized losses on securities
      available-for-sale arising during
      the year, net of tax                           --            --             --           (315.0)        (315.0)
                                                                                                            --------
  Total comprehensive income                                                                                    90.1
                                                                                                            --------
Capital contribution                                 --          26.4           87.9             23.5          137.8
Return of capital to shareholder                     --        (175.0)            --               --         (175.0)
Dividends to shareholder                             --            --          (61.0)              --          (61.0)
                                               --------      --------       --------         --------       --------
Balance as of December 31, 1999                     3.8         766.1        2,011.0            (15.9)       2,765.0
                                               ========      ========       ========         ========       ========

Comprehensive income:
    Net income                                       --            --          475.3               --          475.3
    Net unrealized gains on securities
      available-for-sale arising during
      the year, net of tax                           --            --             --            132.6          132.6
                                                                                                            --------
  Total comprehensive income                                                                                   607.9
                                                                                                            --------
Return of capital to shareholder                     --        (120.0)            --               --         (120.0)
Dividends to shareholder                             --            --          (50.0)              --          (50.0)
                                               --------      --------       --------         --------       --------
Balance as of December 31, 2000                $    3.8      $  646.1       $2,436.3         $  116.7       $3,202.9
                                               ========      ========       ========         ========       ========

Comprehensive income:
    Net income                                       --            --          461.8               --          461.8
    Net unrealized gains on securities
      available-for-sale arising during
      the year, net of tax                           --            --             --             98.2           98.2
    Cumulative effect of adoption of
      accounting principles, net of tax              --            --             --             (1.4)          (1.4)
    Accumulated net losses on cash flow
      hedges, net of tax                             --            --             --             (8.8)          (8.8)
                                                                                                            --------
  Total comprehensive income                                                                                   549.8
                                                                                                            --------
Dividends to shareholder                             --            --          (35.0)              --          (35.0)
                                               --------      --------       --------         --------       --------
Balance as of December 31, 2001                $    3.8      $  646.1       $2,863.1         $  204.7       $3,717.7
                                               ========      ========       ========         ========       ========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                      Consolidated Statements of Cash Flows

                                  (in millions)

                                                                                               Years ended December 31,
                                                                                      ------------------------------------------
                                                                                        2001             2000             1999
                                                                                      ========         ========         ========
Cash flows from operating activities:
  Net income                                                                          $  461.8         $  475.3         $  405.1
  Adjustments to reconcile net income to net cash provided by operating activities:
      Interest credited to policyholder account balances                               1,238.7          1,182.4          1,096.3
      Capitalization of deferred policy acquisition costs                               (743.0)          (778.9)          (637.0)
      Amortization of deferred policy acquisition costs                                  347.9            352.1            272.6
      Amortization and depreciation                                                      (31.5)           (12.7)             2.4
      Realized losses (gains) on investments, hedging instruments and hedged items:
          Unrelated parties                                                               62.7             19.4             11.6
          Related parties                                                                (44.4)              --               --
     Cumulative effect of adoption of accounting principles                               10.9               --               --
      Increase in accrued investment income                                              (55.3)           (12.8)            (7.9)
     (Increase) decrease in other assets                                                (272.5)           (92.0)           122.9
      Increase (decrease) in policy liabilities                                           33.0             (0.3)           (20.9)
      Increase in other liabilities                                                      304.0            229.3            149.7
      Other, net                                                                           8.3             22.3             (8.6)
                                                                                      --------         --------         --------
        Net cash provided by operating activities                                      1,320.6          1,384.1          1,386.2
                                                                                      --------         --------         --------
Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                              3,933.9          2,988.7          2,307.9
  Proceeds from sale of securities available-for-sale                                    497.8            602.0            513.1
  Proceeds from repayments of mortgage loans on real estate                            1,204.4            911.7            696.7
  Proceeds from sale of real estate                                                       29.1             18.7              5.7
  Proceeds from sale of limited partnership to related party                             158.9               --               --
  Proceeds from repayments of policy loans and sale of other invested assets              68.9             79.3             40.9
  Cost of securities available-for-sale acquired                                      (7,123.6)        (3,475.5)        (3,724.9)
  Cost of mortgage loans on real estate acquired                                      (2,123.1)        (1,318.0)          (971.4)
  Cost of real estate acquired                                                            (0.4)            (7.1)           (14.2)
  Short-term investments, net                                                           (568.7)           (26.6)           (27.5)
  Collateral received - securities lending, net                                          791.6               --               --
  Other, net                                                                            (192.2)          (182.3)          (110.9)
                                                                                      --------         --------         --------
        Net cash used in investing activities                                         (3,323.4)          (409.1)        (1,284.6)
                                                                                      --------         --------         --------
Cash flows from financing activities:
  Net proceeds from issuance of long-term debt to NFS                                    300.0               --               --
  Capital returned to shareholder                                                           --           (120.0)          (175.0)
  Net change in short-term debt                                                          (18.7)           118.7               --
  Cash dividends paid                                                                    (35.0)          (100.0)           (13.5)
  Increase in investment and universal life insurance product account balances         5,976.7          4,517.0          3,799.4
  Decrease in investment and universal life insurance product account balances        (4,216.0)        (5,377.1)        (3,711.1)
                                                                                      --------         --------         --------
        Net cash provided by (used in) financing activities                            2,007.0           (961.4)          (100.2)
                                                                                      --------         --------         --------
Net increase in cash                                                                       4.2             13.6              1.4

Cash, beginning of year                                                                   18.4              4.8              3.4
                                                                                      --------         --------         --------
Cash, end of year                                                                     $   22.6         $   18.4         $    4.8
                                                                                      ========         ========         ========

See accompanying notes to consolidated financial statements, including note 13 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000 and 1999

(1)   Organization and Description of Business

      Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) is a leading provider of long-term savings and retirement products in the United States of America and is a wholly owned subsidiary of Nationwide Financial Services, Inc. (NFS). The Company develops and sells a diverse range of products including individual annuities, private and public sector pension plans and other investment products sold to institutions and life insurance. NLIC sells its products through a diverse network of distribution channels, including independent broker/dealers, brokerage firms, financial institutions, pension plan administrators, life insurance specialists, Nationwide Retirement Solutions and Nationwide agents.

      Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Nationwide Securities, Inc., and Nationwide Investment Services Corporation.

(2)   Summary of Significant Accounting Policies

      The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) which differ from statutory accounting practices. The statutory financial statements of NLIC and NLAIC are presented on the basis of accounting practices prescribed or permitted by the Ohio Department of Insurance (the Department). The State of Ohio has adopted the National Association of Insurance Commissioners (NAIC) statutory accounting practices (NAIC SAP) as the basis of its statutory accounting practices. NLIC and NLAIC have no statutory accounting practices that differ from NAIC SAP. See also note 12.

      In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

      The most significant estimates include those used in determining deferred policy acquisition costs for investment products and universal life insurance products, valuation allowances for mortgage loans on real estate, impairment losses on other investments and federal income taxes. Although some variability is inherent in these estimates, management believes the amounts provided are appropriate.

      (a)   Consolidation Policy

            The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling interest. All significant intercompany balances and transactions have been eliminated.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (b)   Valuation of Investments, Investment Income and Related Gains and
            Losses

            The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. The Company classifies fixed maturity and equity securities as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of accumulated other comprehensive income (AOCI) in shareholders' equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. Management regularly reviews its fixed maturity and equity securities portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process including, but not limited to, the current fair value as compared to amortized cost or cost, as appropriate, of the security, the length of time the security's fair value has been below amortized cost/cost, and by how much, and specific credit issues related to the issuer. Impairment losses result in a reduction of the cost basis of the underlying investment.

            For mortgage-backed securities, the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income. All other investment income is recorded on the accrual basis.

            Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When the Company determines that a loan is impaired, a provision for loss is established equal to the difference between the carrying value and the estimated value of the mortgage loan. Estimated value is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

            The valuation allowance account for mortgage loans on real estate is maintained at a level believed adequate by the Company to absorb estimated probable credit losses. The Company's periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

            Real estate is carried at cost less accumulated depreciation. Real estate designated as held for disposal is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

            Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in valuation allowances and impairment losses for other-than-temporary declines in fair values are included in realized gains and losses on investments, hedging instruments and hedged items.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (c)   Derivative Instruments

            Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a foreign currency fair value or cash flow hedge (foreign currency hedge) or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

            The Company enters into interest rate swaps, cross-currency swaps or Eurodollar Futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items. Changes in the fair value of the hedged item, attributable to the risk being hedged, are also recorded in realized gains and losses on investments, hedging instruments and hedged items. The adjustment of the carrying amount of hedged assets using Eurodollar Futures and firm commitments using Treasury Futures are accounted for in the same manner as other components of the carrying amount of that asset. The adjustment of the carrying amount is amortized to investment income over the life of the asset.

            The Company may enter into receive fixed/pay variable interest rate swaps to hedge existing floating rate assets or to hedge cash flows from the anticipated purchase of investments. These derivative instruments are classified as cash flow hedges and are carried at fair value, with the offset recorded in AOCI to the extent the hedging relationship is effective. The ineffective portion of the hedging relationship is recorded in realized gains and losses on investments, hedging instruments and hedged items. Gains and losses on cash flow derivative instruments are reclassified out of AOCI and recognized in earnings over the same period(s) that the hedged item affects earnings.

            Amounts receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder account balances consistent with the nature of the hedged item.

            From time to time, the Company may enter into a derivative transaction that will not qualify for hedge accounting. These include basis swaps (receive one variable rate, pay another variable rate) to hedge variable rate assets or foreign-denominated liabilities. These instruments are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items.

            The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires, or is sold, terminated or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the consolidated balance sheet at its fair value, and no longer adjusts the hedged item for changes in fair value. The adjustment of the carrying amount of the hedged item is accounted for in the same manner as other components of the carrying amount of that item. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in net realized gains and losses on investments, hedging instruments and hedged items. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the consolidated balance sheet at fair value and gains and losses that were accumulated in AOCI are recognized immediately in realized gains and losses on investments, hedging instruments and hedged items. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in fair value in net realized gains and losses on investments, hedging instruments and hedged items.

            Prior to the adoption of SFAS 133, defined in note 2 (k), provided they met specific criteria, interest rate and foreign currency swaps and futures were considered hedges and accounted for under the accrual and deferral method, respectively. Amounts receivable or payable under interest rate and foreign currency swaps were recognized as an adjustment to net investment income or interest credited to policyholder account balances consistent with the nature of the hedged item. Changes in the fair value of interest rate swaps were not recognized on the consolidated balance sheet, except for interest rate swaps designated as hedges of fixed maturity securities available-for-sale, for which changes in fair values were reported in AOCI. Gains and losses on foreign currency swaps were recorded in earnings based on the related spot foreign exchange rate at the end of the reporting period. Gains and losses on these contracts offset those recorded as a result of translating the hedged foreign currency denominated liabilities and investments to U.S. dollars.

      (d)   Revenues and Benefits

            Investment Products and Universal Life Insurance Products:
            Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

            Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (e)   Deferred Policy Acquisition Costs

            The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable sales expenses that relate to and vary with the production of new or renewal business have been deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period.

            For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. The Company regularly reviews the estimated future gross profits and revises such estimates when appropriate. The cumulative change in amortization as a result of changes in estimates to reflect current best estimates is recorded as a charge or credit to amortization expense. The most significant assumptions that are involved in the estimation of future gross profits include future market performance and surrender/lapse rates. In the event actual expense differs significantly from assumptions or assumptions are significantly revised, the Company may be required to record a significant charge or credit to amortization expense. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(b).

            For traditional life insurance products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits.

      (f)   Separate Accounts

            Separate account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. Separate account assets are recorded at market value except for separate account contracts with guaranteed investment returns. For all but $1.39 billion and $1.12 billion of separate account assets as of December 31, 2001 and 2000, respectively, the investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives. Such fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned.

      (g)   Future Policy Benefits

            Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

            Future policy benefits for traditional life insurance policies have been calculated by the net level premium method using interest rates varying from 6.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued.

      (h)   Participating Business

            Participating business represented approximately 17% in 2001 (21% in 2000 and 29% in 1999) of the Company's life insurance in force, 63% in 2001 (66% in 2000 and 69% in 1999) of the number of life insurance policies in force, and 9% in 2001 (8% in 2000 and 13% in 1999) of life insurance statutory premiums. The provision for policyholder dividends was based on then current dividend scales and has been included in "Future policy benefits and claims" in the accompanying consolidated balance sheets.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      (i)   Federal Income Tax

            The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC), the ultimate majority shareholder of NFS. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

            The Company provides for federal income taxes based on amounts the Company believes it will ultimately owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain expenses and the realization of certain tax credits. In the event the ultimate deductibility of certain expenses or the realization of certain tax credits differ from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements.

            The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

      (j)   Reinsurance Ceded

            Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

      (k)   Recently Issued Accounting Pronouncements

            In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS
            133). SFAS 133, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, was adopted by the Company effective January 1, 2001. Upon adoption, the provisions of SFAS 133 were applied prospectively.

            SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.

            As of January 1, 2001, the Company had $755.4 million notional amount of freestanding derivatives with a market value of ($7.0) million. All other derivatives qualified for hedge accounting under SFAS 133. The adoption of SFAS 133 resulted in the Company recording a net transition adjustment loss of $4.8 million (net of related income tax of $2.6 million) in net income. In addition, a net transition adjustment loss of $3.6 million (net of related income tax of $2.0 million) was recorded in AOCI at January 1, 2001. The adoption of SFAS 133 resulted in the Company derecognizing $17.0 million of deferred assets related to hedges, recognizing $10.9 million of additional derivative instrument liabilities and $1.3 million of additional firm commitment assets, while also decreasing hedged future policy benefits by $3.0 million and increasing the carrying amount of hedged investments by $10.6 million. Further, the adoption of SFAS 133 resulted in the Company reporting total derivative instrument assets and liabilities of $44.8 million and $107.1 million, respectively, as of January 1, 2001.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            The adoption of SFAS 133 may increase the volatility of reported earnings and other comprehensive income. The amount of volatility will vary with the level of derivative and hedging activities and fluctuations in market interest rates and foreign currency exchange rates during any period.

            In November 1999, the Emerging Issues Task Force (EITF) issued EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (EITF 99-20). The Company adopted EITF 99-20 on April 1, 2001. EITF 99-20 establishes the method of recognizing interest income and impairment on asset-backed investment securities. EITF 99-20 requires the Company to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased beneficial interests in securitized financial assets. Pursuant to EITF 99-20, based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized. The cumulative effect, net of tax, upon adoption of EITF 99-20 on April 1, 2001 decreased net income by $2.3 million with a corresponding increase to AOCI.

            In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141) and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142).

            SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and the use of the pooling-of-interests method has been eliminated.

            SFAS 142 applies to all acquired intangible assets whether acquired singularly, as part of a group, or in a business combination. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets, and will carry forward provisions in Opinion 17 related to internally developed intangible assets. SFAS 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. The amortization of goodwill from past business combinations ceased upon adoption of this statement, which was January 1, 2002 for the Company. Companies are required to evaluate all existing goodwill and intangible assets with indefinite lives for impairment within six months of adoption. Any transitional impairment losses will be recognized in the first interim period in the year of adoption and will be recognized as the cumulative effect of a change in accounting principle.

            The Company does not expect any material impact of adopting SFAS 141 and SFAS 142 on the results of operations and financial position.

            In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 (January 1, 2002 for the Company) and will carry forward many of the provisions of SFAS 121 and Opinion 30 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. Under SFAS 144, if a long-lived asset is part of a group that includes other assets and liabilities, then the provisions of SFAS 144 apply to the entire group. In addition, SFAS 144 does not apply to goodwill and other intangible assets that are not amortized. Management does not expect the adoption of SFAS 144 to have a material impact on the results of operations or financial position of the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            In 2001, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 01-5, Amendments to Specific AICPA Pronouncements for Changes Related to the NAIC Codification (SOP 01-5). In doing so, AICPA SOP 94-5, Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises, was amended to reflect the results of the completion of the NAIC codification of statutory accounting practices for certain insurance enterprises (Codification). The adoption of SOP 01-5 did not have an impact on the results of operations or financial position of the Company.

      (l)   Reclassification

            Certain items in the 2000 and 1999 consolidated financial statements and related footnotes have been reclassified to conform to the 2001 presentation.

(3)   Investments

      The amortized cost, gross unrealized gains and losses and estimated fair value of securities available-for-sale as of December 31, 2001 and 2000 were:

                                                                                        Gross         Gross
                                                                     Amortized        unrealized    unrealized       Estimated
      (in millions)                                                    cost             gains         losses        fair value
                                                                     =========        ==========    ==========      ==========
      December 31, 2001
          Fixed maturity securities:
          U.S. Treasury securities and obligations of U.S.
            Government corporations and agencies                     $   263.2        $    23.1     $     0.5        $   285.8
          Obligations of states and political subdivisions                 7.6              0.3            --              7.9
          Debt securities issued by foreign governments                   41.8              2.6            --             44.4
          Corporate securities                                        11,769.8            470.6         176.5         12,063.9
          Mortgage-backed securities - U.S. Government backed          2,012.3             67.8           3.7          2,076.4
          Asset-backed securities                                      3,866.9             76.7          51.2          3,892.4
                                                                     ---------        ---------     ---------        ---------
              Total fixed maturity securities                         17,961.6            641.1         231.9         18,370.8
        Equity securities                                                 83.0             11.0            --             94.0
                                                                     ---------        ---------     ---------        ---------
                                                                     $18,044.6        $   652.1     $   231.9        $18,464.8
                                                                     =========        =========     =========        =========

      December 31, 2000
          Fixed maturity securities:
          U.S. Treasury securities and obligations of U.S.
            Government corporations and agencies                     $   277.5        $    33.4     $     0.1        $   310.8
          Obligations of states and political subdivisions                 8.6              0.2            --              8.8
          Debt securities issued by foreign governments                   94.1              1.5           0.1             95.5
          Corporate securities                                         9,758.3            235.0         135.1          9,858.2
          Mortgage-backed securities - U.S. Government backed          2,719.1             46.1           3.8          2,761.4
          Asset-backed securities                                      2,388.2             36.3          16.2          2,408.3
                                                                     ---------        ---------     ---------        ---------
              Total fixed maturity securities                         15,245.8            352.5         155.3         15,443.0
        Equity securities                                                103.5              9.5           4.0            109.0
                                                                     ---------        ---------     ---------        ---------
                                                                     $15,349.3        $   362.0     $   159.3        $15,552.0
                                                                     =========        =========     =========        =========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2001, by expected maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                            Amortized              Estimated
      (in millions)                                                                           cost                 fair value
                                                                                            =========              ==========
      Fixed maturity securities available for sale:
         Due in one year or less                                                            $ 1,125.4               $ 1,141.7
         Due after one year through five years                                                5,154.4                 5,295.6
         Due after five years through ten years                                               4,073.6                 4,188.8
         Due after ten years                                                                  1,729.0                 1,775.9
                                                                                            ---------               ---------
                                                                                             12,082.4                12,402.0
          Mortgage-backed securities - U.S. Government backed                                 2,012.3                 2,076.4
          Asset-backed securities                                                             3,866.9                 3,892.4
                                                                                            ---------               ---------
                                                                                            $17,961.6               $18,370.8
                                                                                            =========               =========

      The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

      (in millions)                                                                           2001                    2000
                                                                                            =========               =========
      Gross unrealized gains                                                                $   420.2               $   202.7
      Adjustment to deferred policy acquisition costs                                           (94.9)                  (23.2)
      Deferred federal income tax                                                              (113.9)                  (62.8)
                                                                                            ---------               ---------
                                                                                            $   211.4               $   116.7
                                                                                            =========               =========

      An analysis of the change in gross unrealized gains (losses) on securities available-for-sale for the years ended December 31:

           (in millions)                                                   2001                  2000                   1999
                                                                          ======                ======                =======
      Securities available-for-sale:
        Fixed maturity securities                                         $212.0                $280.5                $(607.1)
        Equity securities                                                    5.5                  (2.5)                  (8.8)
                                                                          ------                ------                -------
                                                                          $217.5                $278.0                $(615.9)
                                                                          ======                ======                =======

      Proceeds from the sale of securities available-for-sale during 2001, 2000 and 1999 were $497.8 million, $602.0 million and $513.1 million, respectively. During 2001, gross gains of $31.3 million ($12.1 million and $10.4 million in 2000 and 1999, respectively) and gross losses of $10.1 million ($15.1 million and $35.5 million in 2000 and 1999, respectively) were realized on those sales.

      The Company had $25.2 million and $13.0 million of real estate investments as of December 31, 2001 and 2000, respectively, that were non-income producing the preceding twelve months.

      Real estate is presented at cost less accumulated depreciation of $22.0 million as of December 31, 2001 ($25.7 million as of December 31, 2000). The carrying value of real estate held for disposal totaled $33.4 million and $8.5 million as of December 31, 2001 and 2000, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The recorded investment of mortgage loans on real estate considered to be impaired was $29.9 million as of December 31, 2001 ($9.8 million as of December 31, 2000), which includes $5.3 million ($5.3 million as of December 31, 2000) of impaired mortgage loans on real estate for which the related valuation allowance was $1.0 million ($1.6 million as of December 31, 2000) and $24.6 million ($4.5 million as of December 31, 2000) of impaired mortgage loans on real estate for which there was no valuation allowance. Impaired mortgage loans with no valuation allowance are a result of collateral dependent loans where the fair value of the collateral is greater than the recorded investment of the loan. During 2001, the average recorded investment in impaired mortgage loans on real estate was $7.9 million ($7.7 million in 2000) and interest income recognized on those loans totaled $0.4 million in 2001 ($0.4 million in 2000) which is equal to interest income recognized using a cash-basis method of income recognition.

      Activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31 was as follows:

      (in millions)                                                              2001               2000               1999
                                                                               ========           ========           ========
      Allowance, beginning of year                                             $   45.3           $   44.4           $   42.4
        Additions (reductions) charged (credited) to operations                    (1.2)               4.1                0.7
        Direct write-downs charged against the allowance                           (1.2)              (3.2)                --
        Allowance on acquired mortgage loans                                         --                 --                1.3
                                                                               --------           --------           --------
           Allowance, end of year                                              $   42.9           $   45.3           $   44.4
                                                                               ========           ========           ========

      An analysis of investment income (loss) by investment type follows for the years ended December 31:

      (in millions)                                                              2001              2000               1999
                                                                               ========           ========           ========
      Gross investment income:
        Securities available-for-sale:
          Fixed maturity securities                                            $1,181.1           $1,095.5           $1,031.3
          Equity securities                                                         1.8                2.6                2.5
        Mortgage loans on real estate                                             527.9              494.5              460.4
        Real estate                                                                33.1               32.2               28.8
        Short-term investments                                                     28.3               27.0               18.6
        Derivatives                                                               (19.7)               3.9               (1.0)
        Other                                                                      20.9               49.3               27.5
                                                                               --------           --------           --------
            Total investment income                                             1,773.4            1,705.0            1,568.1
      Less investment expenses                                                     48.4               50.1               47.3
                                                                               --------           --------           --------
            Net investment income                                              $1,725.0           $1,654.9           $1,520.8
                                                                               ========           ========           ========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      An analysis of net realized (losses) gains on investments, hedging instruments and hedged items, by investment type follows for the years ended December 31:

      (in millions)                                                                       2001           2000           1999
                                                                                         ======         ======         ======
      Unrelated parties:
         Realized gains (losses) on sale of securities available-for-sale:
            Fixed maturity securities                                                    $ 20.8         $ (7.7)        $(32.5)
            Equity securities                                                               0.4            4.7            7.4
         Other-than-temporary impairments of securities available-for-sale:
            Fixed maturity securities                                                     (66.1)         (10.5)           7.5
            Equity securities                                                             (13.8)            --             --
         Real estate                                                                        1.9           (0.5)           0.9
         Mortgage loans on real estate(1)                                                   0.6           (4.2)          (0.6)
         Derivatives                                                                         --           (2.7)          (1.6)
         Other                                                                             (6.5)           1.5            7.3
                                                                                         ------         ------         ------
                                                                                          (62.7)         (19.4)         (11.6)
      Related party - gain on sale of limited partnership                                  44.4             --             --
                                                                                         ------         ------         ------
      Net realized losses on investments, hedging instruments and
          hedged items                                                                   $(18.3)        $(19.4)        $(11.6)
                                                                                         ======         ======         ======

----------
      (1) The 2001 amount is comprised of $9.9 million of net realized gains on the sale of mortgage loans on real estate, including those related to a securitization transaction, and $9.3 million of realized losses on derivatives hedging the sale of mortgage loans on real estate.

      Fixed maturity securities with an amortized cost of $6.6 million as of December 31, 2001 and $6.5 million as of December 31, 2000 were on deposit with various regulatory agencies as required by law. In addition, fixed maturity securities with an amortized cost of $6.3 million as of December 31, 2000 were placed in escrow under a contractual obligation and none as of December 31, 2001.

      As of December 31, 2001 the Company had pledged fixed maturity securities with a fair value of $112.3 million as collateral to various derivative counterparties.

      As of December 31, 2001 the Company held collateral of $18.0 million on derivative transactions. This amount is included in short-term investments with a corresponding liability recorded in other liabilities.

      As of December 31, 2001, the Company had loaned securities with a fair value of $775.5 million. As of December 31, 2001 the Company held collateral of $791.6 million. This amount is included in short-term investments with a corresponding liability recorded in other liabilities.

(4)   Short-term Debt

      NLIC has established a $300 million commercial paper program under which, borrowings are unsecured and are issued for terms of 364 days or less. As of December 31, 2001 and 2000 the Company had $100.0 million and $118.7 million, respectively, of commercial paper outstanding at an average effective rate of 1.90% and 6.53%, respectively. See also note 14.

(5)   Long-term Debt, payable to NFS

      On December 19, 2001 the Company sold a 7.50%, $300.0 million surplus note to NFS, maturing on December 17, 2031. The fair value of the surplus note as of December 31, 2001 was $300.0 million. Principal and interest payments are subject to prior approval by the superintendent of insurance of the State of Ohio. The Company is scheduled to pay interest semi-annually on June 17 and December 17 of each year commencing June 17, 2002.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(6)   Derivative Financial Instruments

      QUALITATIVE DISCLOSURE

      Interest Rate Risk Management

      The Company is exposed to changes in the fair value of fixed rate investments (commercial mortgage loans and corporate bonds) due to changes in interest rates. To manage this risk, the Company enters into various types of derivative instruments to minimize fluctuations in fair values resulting from changes in interest rates. The Company principally uses interest rate swaps and short Eurodollar futures to manage this risk.

      Under interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments, thereby creating floating rate investments.

      Short Eurodollar futures change the fixed rate cash flow exposure to variable rate cash flows. With short Eurodollar futures, if interest rates rise (fall), the gains (losses) on the futures adjust the fixed rate income on the investments, thereby creating floating rate investments.

      As a result of entering into commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of the commitment due to changes in interest rates during the commitment period. To manage this risk, the Company enters into short Treasury futures.

      With short Treasury futures, if interest rates rise (fall), the gains (losses) on the futures will offset the change in fair value of the commitment.

      Floating rate investments (commercial mortgage loans and corporate bonds) expose the Company to fluctuations in cash flow and investment income due to changes in interest rates. To manage this risk, the Company enters into receive fixed, pay variable over-the-counter interest rate swaps or long Eurodollar futures strips to convert the variable rate investments to a fixed rate.

      In using interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments; thereby creating fixed rate assets.

      The long Eurodollar futures change the variable rate cash flow exposure to fixed rate cash flows. With long Eurodollar futures, if interest rates rise (fall), the losses (gains) on the futures are used to reduce the variable rate income on the investments, thereby creating fixed rate investments.

      Foreign Currency Risk Management

      In conjunction with the Company's medium-term note program, from time to time, the Company issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in fair value of the liabilities due to changes in foreign currency exchange rates and interest rates. To manage these risks, the Company enters into cross-currency interest rate swaps to convert these liabilities to a variable U.S. dollar rate.

      For a fixed rate liability, the cross-currency interest rate swap is structured to receive a fixed rate, in the foreign currency, and pay a variable U.S. dollar rate, generally 3-month libor. For a variable rate foreign liability, the cross-currency interest rate swap is structured to receive a variable rate, in the foreign currency, and pay a variable U.S. dollar rate, generally 3-month libor.

      The Company is exposed to changes in fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and interest rates. To manage this risk, the Company uses cross-currency interest rate swaps to convert these assets to variable U.S. dollar rate instruments.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in the foreign currency, and receive a variable U.S. dollar rate, generally 3-month libor.

      Non-Hedging Derivatives

      From time-to-time, the Company enters into over-the-counter basis swaps (receive one variable rate, pay another variable rate) to change the rate characteristics of a specific investment to better match the variable rate paid on a liability. While the pay-side terms of the basis swap will line up with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability; therefore, basis swaps do not receive hedge accounting treatment.

      QUANTITATIVE DISCLOSURE

      Fair Value Hedges

      During the year ended December 31, 2001, gains of $2.1 million were recognized in net realized losses on investments, hedging instruments and hedged items. This represents the ineffective portion of the fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments' change in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

      Cash Flow Hedges

      For the year ended December 31, 2001, the ineffective portion of cash flow hedges was immaterial. There were no gains or losses attributable to the portion of the derivative instruments' change in fair value excluded from the assessment of hedge effectiveness.

      The Company anticipates reclassifying less than $0.1 million in losses out of AOCI over the next 12-month period.

      As of December 31, 2001, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions is twelve months. The Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable.

      Other Derivative Instruments, Including Embedded Derivatives

      Net realized gains and losses on investments, hedging instruments and hedged items for the year ended December 31, 2001 include a loss of $1.6 million related to other derivative instruments, including embedded derivatives. For the year ended December 31, 2001 a $27.7 million loss was recorded in net realized losses on investments, hedging instruments and hedged items reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate medium-term notes denominated in foreign currencies. An offsetting gain of $26.3 million was recorded in net realized losses on investments, hedging instruments and hedged items to reflect the change in spot rates of these foreign currency denominated obligations during the year ended December 31, 2001.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The notional amount of derivative financial instruments outstanding as of December 31, 2001 and 2000 were as follows:

       (in millions )                                                                              2001                  2000
                                                                                                 ========             ========
       Interest rate swaps
         Pay fixed/receive variable rate swaps hedging investments                               $1,952.3             $  934.8
         Pay variable/receive fixed rate swaps hedging investments                                  698.4                 98.8
         Pay variable/receive variable rate swaps hedging investments                               197.8                184.0
         Other contracts hedging investments                                                        523.0                 20.4

      Cross currency interest rate swaps
          Hedging foreign currency denominated investments                                           56.1                 30.5
          Hedging foreign currency denominated liabilities                                        2,500.4              1,512.2

      Interest rate futures contracts                                                             6,019.4              5,659.8
                                                                                                 --------             --------

(7)   Federal Income Tax

      The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 2001 and 2000 were as follows:

      (in millions)                                                                             2001                     2000
                                                                                              ========                 ========
      Deferred tax assets:
        Equity securities                                                                     $    6.5                 $     --
        Future policy benefits                                                                     8.2                     34.7
        Liabilities in separate accounts                                                         482.5                    462.7
        Mortgage loans on real estate and real estate                                              7.5                     18.8
        Derivatives                                                                               93.0                       --
        Other assets and other liabilities                                                        81.8                     40.3
                                                                                              --------                 --------
          Total gross deferred tax assets                                                        679.5                    556.5
        Less valuation allowance                                                                  (7.0)                    (7.0)
                                                                                              --------                 --------
          Net deferred tax assets                                                                672.5                    549.5
                                                                                              --------                 --------

      Deferred tax liabilities:
        Deferred policy acquisition costs                                                        861.3                    783.7
        Derivatives                                                                               91.5                       --
        Fixed maturity securities                                                                173.0                     98.8
        Deferred tax on realized investment gains                                                 26.1                     29.0
        Equity securities and other long-term investments                                         31.7                      6.4
        Other                                                                                     68.8                     38.1
                                                                                              --------                 --------
          Total gross deferred tax liabilities                                                 1,252.4                    956.0
                                                                                              --------                 --------
          Net deferred tax liability                                                          $  579.9                 $  406.5
                                                                                              ========                 ========

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income tax paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged for the years ended December 31, 2001, 2000 and 1999.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The Company's current federal income tax liability was $186.2 million and $108.9 million as of December 31, 2001 and 2000, respectively.

      Federal income tax expense attributable to income before cumulative effect of adoption of accounting principles for the years ended December 31 was as follows:

      (in millions)                                                      2001                    2000                    1999
                                                                        ======                  ======                  ======
      Currently payable                                                 $ 32.5                  $ 78.0                  $ 53.6
      Deferred tax expense                                               128.9                   129.7                   147.8
                                                                        ------                  ------                  ------
                                                                        $161.4                  $207.7                  $201.4
                                                                        ======                  ======                  ======

      Total federal income tax expense for the years ended December 31, 2001, 2000 and 1999 differs from the amount computed by applying the U.S. federal income tax rate to income before federal income tax expense and cumulative effect of adoption of accounting principles as follows:

                                                                  2001                     2000                    1999
                                                            -------------------     -------------------     -------------------
      (in millions)                                         Amount          %       Amount          %       Amount          %
                                                            ======       ======     ======       ======     ======       ======
      Computed (expected) tax expense                       $220.6         35.0     $239.1         35.0     $212.3         35.0
      Tax exempt interest and dividends
        received deduction                                   (48.8)        (7.7)     (24.7)        (3.6)      (7.3)        (1.2)
      Income tax credits                                     (11.5)        (1.8)      (8.0)        (1.2)      (4.3)        (0.7)
      Other, net                                               1.1          0.1        1.3          0.2        0.7          0.1
                                                            ------       ------     ------       ------     ------       ------
          Total (effective rate of each year)               $161.4         25.6     $207.7         30.4     $201.4         33.2
                                                            ======       ======     ======       ======     ======       ======

      Total federal income tax (refunded) paid was $(45.4) million, $74.6 million and $29.8 million during the years ended December 31, 2001, 2000 and 1999, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(8)   Comprehensive Income (Loss)

      Comprehensive income (loss) includes net income as well as certain items that are reported directly within separate components of shareholder's equity that bypass net income. Other comprehensive income (loss) is comprised of unrealized gains (losses) on securities available-for-sale and accumulated net losses on cash flow hedges. The related before and after federal income tax amounts for the years ended December 31, 2001, 2000 and 1999 were as follows:

      (in millions)                                                                       2001           2000          1999
                                                                                         ======         ======        =======
      Unrealized gains (losses) on securities available-for-sale arising during the period:
         Gross                                                                           $164.0         $264.5        $(665.3)
         Adjustment to deferred policy acquisition costs                                  (71.7)         (74.0)         167.5
         Related federal income tax (expense) benefit                                     (32.3)         (66.7)         171.4
                                                                                         ------         ------        -------
            Net                                                                            60.0          123.8         (326.4)
                                                                                         ------         ------        -------

      Reclassification adjustment for net losses on securities
         available-for-sale realized during the period:
         Gross                                                                             58.7           13.5           17.6
         Related federal income tax benefit                                               (20.5)          (4.7)          (6.2)
                                                                                         ------         ------        -------
            Net                                                                            38.2            8.8           11.4
                                                                                         ------         ------        -------

      Other comprehensive income (loss) on securities
         available-for-sale                                                                98.2          132.6         (315.0)
                                                                                         ------         ------        -------

      Accumulated net loss on cash flow hedges:
         Gross                                                                            (13.5)            --             --
         Related federal income tax benefit                                                 4.7             --             --
                                                                                         ------         ------        -------
           Other comprehensive loss on cash flow hedges                                    (8.8)            --             --
                                                                                         ------         ------        -------

      Accumulated net loss on transition adjustments:
            Transition adjustment - SFAS 133                                               (5.6)            --             --
            Transition adjustment - EITF 99-20                                              3.5             --             --
            Related federal income tax benefit                                              0.7             --             --
                                                                                         ------         ------        -------
              Other comprehensive loss on transition adjustments                           (1.4)            --             --
                                                                                         ------         ------        -------
      Total other comprehensive income (loss)                                            $ 88.0         $132.6        $(315.0)
                                                                                         ======         ======        =======

      Reclassification adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during 2001 and, therefore, are not reflected in the table above.

(9)   Fair Value of Financial Instruments

      The following disclosures summarize the carrying amount and estimated fair value of the Company's financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The fair value of a financial instrument is defined as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is to be based on estimates using present value or other valuation techniques. Many of the Company's assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

      Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from the disclosure requirements, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

      The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

      In estimating its fair value disclosures, the Company used the following methods and assumptions:

            Fixed maturity and equity securities: The fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices. The carrying amount and fair value for fixed maturity and equity securities exclude the fair value of derivatives contracts designated as hedges of fixed maturity and equity securities.

            Mortgage loans on real estate, net: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for impaired mortgage loans is the estimated fair value of the underlying collateral.

            Policy loans, short-term investments and cash: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

            Separate account assets and liabilities: The fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, which is net of certain surrender charges.

            Investment contracts: The fair value for the Company's liabilities under investment type contracts is based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

            Policy reserves on life insurance contracts: Included are disclosures for individual and corporate-owned life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

            Collateral received - securities lending and derivatives: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

            Short-term debt: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

            Long-term debt, payable to NFS: The fair value for long-term debt is based on quoted market prices.

            Commitments to extend credit: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 10.

            Futures contracts: The fair value for futures contracts is based on quoted market prices.

            Interest rate and foreign currency swaps: The fair value for interest rate and foreign currency swaps are calculated with pricing models using current rate assumptions.

      Carrying amount and estimated fair value of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts were as follows as of December 31:

                                                                           2001                              2000
                                                                ---------------------------        ----------------------------
                                                                 Carrying        Estimated           Carrying        Estimated
           (in millions)                                          amount         fair value           amount         fair value
                                                                ==========       ==========         ==========       ==========
           Assets:
             Investments:
               Securities available-for-sale:
                 Fixed maturity securities                      $ 18,370.8       $ 18,370.8         $ 15,451.3       $ 15,451.3
                 Equity securities                                    94.0             94.0              109.0            109.0
               Mortgage loans on real estate, net                  7,113.1          7,293.3            6,168.3          6,327.8
               Policy loans                                          591.1            591.1              562.6            562.6
               Short-term investments                              1,011.3          1,011.3              442.6            442.6
             Cash                                                     22.6             22.6               18.4             18.4
             Assets held in separate accounts                     59,513.0         59,513.0           65,897.2         65,897.2

           Liabilities:
             Investment contracts                                (19,549.5)       (18,421.0)         (16,815.3)       (15,979.8)
             Policy reserves on life insurance contracts          (5,666.5)        (5,524.4)          (5,368.4)        (5,128.5)
             Collateral received - securities lending and
                 derivatives                                        (809.6)          (809.6)                --               --
             Short-term debt                                        (100.0)          (100.0)            (118.7)          (118.7)
             Long-term debt, payable to NFS                         (300.0)          (300.0)                --               --
             Liabilities related to separate accounts            (59,513.0)       (58,387.3)         (65,897.2)       (64,237.6)

           Derivative financial instruments:
             Interest rate swaps hedging assets                       (5.6)            (5.6)              (8.3)            (8.3)
             Cross currency interest rate swaps                      (66.0)           (66.0)             (24.3)           (24.3)
             Futures contracts                                       (33.0)           (33.0)             (16.0)           (16.0)
                                                                ----------       ----------         ----------       ----------

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(10)  Risk Disclosures

      The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

      Credit Risk: The risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

      Interest Rate Risk: The risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer could potentially have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

      Legal/Regulatory Risk: The risk that changes in the legal or regulatory environment in which an insurer operates will result in increased competition, reduced demand for a company's products, or create additional expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by offering a wide range of products and by operating throughout the U. S., thus reducing its exposure to any single product or jurisdiction and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

      Financial Instruments with Off-Balance-Sheet Risk: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans and derivative financial instruments. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

      Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to generally lend no more than 80% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $344.0 million extending into 2002 were outstanding as of December 31, 2001. The Company also had $81.5 million of commitments to purchase fixed maturity securities outstanding as of December 31, 2001.

      Notional amounts of derivative financial instruments, primarily interest rate swaps, interest rate futures contracts and foreign currency swaps, significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to NLIC, including accrued interest receivable due from counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements and other contract provisions. As of December 31, 2001, NLIC's credit risk from these derivative financial instruments was $1.5 million net of $18.0 million of cash colleteral.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Equity Market Risk: Asset fees calculated as a percentage of the separate account assets are a significant source of revenue to the Company. As of December 31, 2001, 82% of separate account assets were invested in equity mutual funds. Gains and losses in the equity markets will result in corresponding increases and decreases in the Company's separate account assets and the reported asset fee revenue. In addition, a decrease in separate account assets may decrease the Company's expectations of future profit margins, which may require the Company to accelerate the amortization of deferred policy acquisition costs.

      Significant Concentrations of Credit Risk: The Company grants mainly commercial mortgage loans on real estate to customers throughout the U. S. The Company has a diversified portfolio with no more than 20% (22% in 2000) in any geographic area and no more than 2% (1% in 2000) with any one borrower as of December 31, 2001. As of December 31, 2001, 34% (36% in
      2000) of the carrying value of the Company's commercial mortgage loan portfolio financed retail properties.

      Significant Business Concentrations: As of December 31, 2001, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location. Also, the Company did not have a concentration of business transactions with a particular customer, lender or distribution source, a market or geographic area in which business is conducted that makes it vulnerable to an event which could cause a severe impact to the Company's financial position.

      Reinsurance: The Company has entered into reinsurance contracts to cede a portion of its general account individual annuity business. Total recoveries due from these contracts were $161.2 million and $143.1 million as of December 31, 2001 and 2000, respectively. The contracts are immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contracts, trusts have been established as collateral for the recoveries. The trust assets are invested in investment grade securities, the fair value of which must at all times be greater than or equal to 100% or 102% of the reinsured reserves, as outlined in the underlying contract.

      Collateral - Derivatives: The Company enters into agreements with various counterparties to execute over-the-counter derivative transactions. The Company's policy is to include a Credit Support Annex with each agreement to protect the Company for any exposure above the approved credit threshold. This also protects the counterparty against exposure to the Company. The Company generally posts securities as collateral and receives cash as collateral from counterparties. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received during the loan term.

      Collateral - Securities Lending: The Company, through its agent, lends certain portfolio holdings and in turn receives cash collateral. The cash collateral is invested in high-quality short-term investments. The Company's policy requires a minimum of 102% of the fair value of the securities loaned be maintained as collateral. Net returns on the investments, after payment of a rebate to the borrower, are shared between the Company and its agent. Both the borrower and the Company can request or return the loaned securities at any time. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received during the loan term.

(11) Pension Plan, Postretirement Benefits Other than Pensions and Retirement Savings Plan

      The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one year of service and who have met certain age requirements. Plan contributions are invested in a group annuity contract of NLIC. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Pension costs (benefits) charged to operations by the Company during the years ended December 31, 2001, 2000 and 1999 were $5.0 million, $1.9 million and $(8.3) million, respectively. The Company has recorded a prepaid pension asset of $9.4 million and $13.6 million as of December 31, 2001 and 2000, respectively.

      In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

      The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation (APBO), however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

      The Company's accrued postretirement benefit expense as of December 31, 2001 and 2000 was $53.8 million and $51.0 million, respectively and the net periodic postretirement benefit cost (NPPBC) for 2001, 2000 and 1999 was $2.9 million, $3.8 million and $4.9 million, respectively.

      Information regarding the funded status of the pension plan as a whole and the postretirement life and health care benefit plan as a whole as of December 31, 2001 and 2000 follows:

                                                                           Pension Benefits             Postretirement Benefits
                                                                      -------------------------         -----------------------
      (in millions)                                                     2001             2000             2001            2000
                                                                      ========         ========         ========       ========
      Change in benefit obligation
      Benefit obligation at beginning of year                         $1,981.7         $1,811.4         $  276.4       $  239.8
      Service cost                                                        89.3             81.4             12.6           12.2
      Interest cost                                                      129.1            125.3             21.4           18.7
      Participant contributions                                             --               --              3.3            2.9
      Plan amendment                                                      27.7               --              0.2             --
      Actuarial (gain) loss                                               (5.8)            34.8             20.2           16.1
      Benefits paid                                                      (89.8)           (71.2)           (20.1)         (13.3)
                                                                      --------         --------         --------       --------
      Benefit obligation at end of year                                2,132.2          1,981.7            314.0          276.4
                                                                      ========         ========         ========       ========

      Change in plan assets
      Fair value of plan assets at beginning of year                   2,337.1          2,247.6            119.4           91.3
      Actual return (loss) on plan assets                                (46.6)           140.9             (0.2)          12.2
      Employer contribution                                                 --               --             17.3           26.3
      Participant contributions                                             --               --              3.3            2.9
      Plan curtailment                                                      --             19.8               --             --
      Benefits paid                                                      (89.8)           (71.2)           (20.1)         (13.3)
                                                                      --------         --------         --------       --------
      Fair value of plan assets at end of year                         2,200.7          2,337.1            119.7          119.4
                                                                      --------         --------         --------       --------

      Funded status                                                       68.5            355.4           (194.3)        (157.0)
      Unrecognized prior service cost                                     49.5             25.0              0.2             --
      Unrecognized net gains                                             (79.3)          (311.7)            (4.0)         (34.1)
      Unrecognized net (asset) obligation at transition                   (5.1)            (6.4)             0.8            1.0
                                                                      --------         --------         --------       --------
      Prepaid (accrued) benefit cost                                  $   33.6         $   62.3         $ (197.3)      $ (190.1)
                                                                      ========         ========         ========       ========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Assumptions used in calculating the funded status of the pension plan and postretirement life and health care benefit plan were as follows:

                                                                         Pension Benefits             Postretirement Benefits
                                                                      -----------------------        ------------------------
                                                                       2001             2000            2001            2000
                                                                      =======================        ========================
      Weighted average discount rate                                    6.50%           6.75%           7.25%            7.50%
      Rate of increase in future compensation levels                    4.75%           5.00%             --               --
      Assumed health care cost trend rate:
            Initial rate                                                  --              --           11.00%           11.00%
            Ultimate rate                                                 --              --            5.50%            5.50%
            Declining period                                              --              --           4 Years          4 Years
                                                                       -----           -----           -----            -----

      The components of net periodic pension cost for the pension plan as a whole for the years ended December 31, 2001, 2000 and 1999 were as follows:

      (in millions)                                                               2001               2000               1999
      =======================================================================================================================
      Service cost (benefits earned during the period)                           $ 89.3             $ 81.4             $ 80.0
      Interest cost on projected benefit obligation                               129.1              125.3              109.9
      Expected return on plan assets                                             (183.8)            (184.5)            (160.3)
      Recognized gains                                                             (7.8)             (11.8)              (9.1)
      Amortization of prior service cost                                            3.2                3.2                3.2
      Amortization of unrecognized transition asset                                (1.3)              (1.3)              (1.4)
                                                                                 ------             ------             ------
                                                                                 $ 28.7             $ 12.3             $ 22.3
                                                                                 ======             ======             ======

      Effective December 31, 1998, Wausau Service Corporation (WSC) ended its affiliation with Nationwide and employees of WSC ended participation in the pension plan resulting in a curtailment gain of $67.1 million. During 1999, the pension plan transferred assets to settle its obligation related to WSC employees, resulting in a gain of $32.9 million. The spin-off of liabilities and assets was completed in the year 2000, resulting in an adjustment to the curtailment gain of $19.8 million.

      Assumptions used in calculating the net periodic pension cost for the pension plan were as follows:

                                                                                    2001             2000            1999
                                                                                    ====             ====            ====
      Weighted average discount rate                                                6.75%            7.00%           6.08%
      Rate of increase in future compensation levels                                5.00%            5.25%           4.33%
      Expected long-term rate of return on plan assets                              8.00%            8.25%           7.33%
                                                                                    ----             ----            ----

      The components of NPPBC for the postretirement benefit plan as a whole for the years ended December 31, 2001, 2000 and 1999 were as follows:

      (in millions)                                                                       2001           2000           1999
                                                                                          =====          =====          =====
      Service cost (benefits attributed to employee service during the year)              $12.6          $12.2          $14.2
      Interest cost on accumulated postretirement benefit obligation                       21.4           18.7           17.6
      Expected return on plan assets                                                       (9.6)          (7.9)          (4.8)
      Amortization of unrecognized transition obligation of affiliates                      0.6            0.6            0.6
      Net amortization and deferral                                                        (0.4)          (1.3)          (0.5)
                                                                                          -----          -----          -----
                                                                                          $24.6          $22.3          $27.1
                                                                                          =====          =====          =====

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Actuarial assumptions used for the measurement of the NPPBC for the postretirement benefit plan for 2001, 2000 and 1999 were as follows:

                                                                                          2001             2000            1999
                                                                                        =======          =======         =======
      Discount rate                                                                       7.50%            7.80%           6.65%
      Long-term rate of return on plan assets, net of tax in 1999                         8.00%            8.30%           7.15%
      Assumed health care cost trend rate:
         Initial rate                                                                    11.00%           13.00%          15.00%
         Ultimate rate                                                                    5.50%            5.50%           5.50%
         Declining period                                                               4 Years          5 Years         6 Years
                                                                                        -------          -------         -------

      Because current plan costs are very close to the employer dollar caps, the health care cost trend has an immaterial effect on plan obligations for the postretirement benefit plan as a whole. For this reason, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the APBO as of December 31, 2001 and on the NPPBC for the year ended December 31, 2001 was not calculated.

      The Company, together with other affiliated companies, sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 22%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company match is funded on a bi-weekly basis and the expense of such contributions are allocated to the Company based on employee contributions. The Company's expense for contributions to this plan totaled $5.6 million, $4.4 million and $3.3 million for 2001, 2000 and 1999, respectively. Individuals are subject to a dollar limit on salary deferrals per Internal Revenue Service (IRS) Section 402(g) and other limits also apply. The Company has no legal obligation for benefits under this plan.

(12) Shareholder's Equity, Regulatory Risk-Based Capital, Retained Earnings and Dividend Restrictions

      The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the Company's insurance regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceed the minimum risk-based capital requirements for all periods presented herein.

      The statutory capital and surplus of NLIC as of December 31, 2001, 2000 and 1999 was $1.76 billion, $1.28 billion and $1.35 billion, respectively. The statutory net income of NLIC for the years ended December 31, 2001, 2000 and 1999 was $83.1 million, $158.7 million and $276.2 million, respectively.

      The NAIC completed a project to codify statutory accounting principles (Codification), which became effective January 1, 2001 for NLIC and NLAIC. The resulting change to NLIC's January 1, 2001 surplus was an increase of approximately $80.0 million. The significant change for NLIC, as a result of Codification, was the recording of deferred taxes, which were not recorded prior to the adoption of Codification.

      The Company is limited in the amount of shareholder dividends it may pay without prior approval by the Department. As of December 31, 2001 $141.0 million in dividends could be paid by NLIC without prior approval.

      In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its shareholders.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses, interest and shareholder dividends in the future.

(13)  Related Party Transactions

      During 2001, the Company entered into a transaction with NMIC, whereby it sold 78% of its interest in a limited partnership (representing 49% of the limited partnership) to NMIC for $158.9 million. As a result of this sale, the Company recorded a realized gain of $44.4 million, and related tax expense of $15.5 million. The sale price, which was paid in cash, represented the fair value of the limited partnership interest and was based on a valuation of the limited partnership and its underlying investments. The valuation was completed by qualified management of the limited partnership and utilized a combination of internal and independent valuations of the underlying investments of the limited partnership. Additionally, senior financial officers and the Boards of Directors of the Company and NMIC separately reviewed and approved the valuation prior to the execution of this transaction. The Company continues to hold an economic and voting interest in the limited partnership of approximately 14%, with NMIC holding the remaining interests.

      NLIC has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $4.68 billion and $4.80 billion as of December 31, 2001 and 2000, respectively. Total revenues from these contracts were $150.7 million, $156.8 million, and $149.7 million for the years ended December 31, 2001, 2000, and 1999, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances were $118.4 million, $131.9 million, and $112.0 million for the years ended December 31, 2001, 2000, and 1999, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties.

      The Company files a consolidated federal tax return with NMIC, as described in Note 2(i). Total payments (from) to NMIC were $(45.4) million, $74.6 million, and $29.8 million for the years ended December 31, 2001, 2000, and 1999, respectively.

      During second quarter 1999, the Company entered into a modified coinsurance arrangement to reinsure the 1999 operating results of an affiliated company, Employers Life Insurance Company of Wausau (ELOW) retroactive to January 1, 1999. In September 1999, NFS acquired ELOW for $120.8 million and immediately merged ELOW into NLIC terminating the modified coinsurance arrangement. Because ELOW was an affiliate, the Company accounted for the merger similar to poolings-of-interests; however, prior period financial statements were not restated due to immateriality. The reinsurance and merger combined contributed $1.46 million to net income in 1999.

      The Company has a reinsurance agreement with NMIC whereby all of the Company's accident and health business is ceded to NMIC on a modified coinsurance basis. The agreement covers individual accident and health business for all periods presented and group and franchise accident and health business since July 1, 1999. Either party may terminate the agreement on January 1 of any year with prior notice. Prior to July 1, 1999 group and franchise accident and health business and a block of group life insurance policies were ceded to ELOW under a modified coinsurance agreement. Under a modified coinsurance agreement, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of the Company's agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. Risk of asset default is retained by the Company, although a fee is paid to the Company for the retention of such risk. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC and ELOW for the years ended December 31, 2001, 2000 and 1999 were $200.7 million, $170.1 million, and $193.0 million, respectively, while benefits, claims and expenses ceded were $208.5 million, $168.0 million and $197.3 million, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as investment management, advertising, personnel and general management services, to those subsidiaries. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commission expense and other methods agreed to by the participating companies that are within industry guidelines and practices. In addition, Nationwide Services Company, a subsidiary of NMIC, provides computer, telephone, mail, employee benefits administration, and other services to NMIC and certain of its direct and indirect subsidiaries, including the Company, based on specified rates for units of service consumed. For the years ended December 31, 2001, 2000 and 1999, the Company made payments to NMIC and Nationwide Services Company totaling $139.8 million, $150.3 million, and $124.1 million, respectively. The Company does not believe that expenses recognized under these agreements are materially different than expenses that would have been recognized had the Company operated on a stand-alone basis.

      Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $26.4 million, $31.4 million and $34.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

      The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 2001, 2000 and 1999, the Company made lease payments to NMIC and its subsidiaries of $18.7 million, $14.1 million and $9.9 million, respectively.

      The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or after a stated period, the seller will repurchase the securities at the original sales price plus a price differential. During 2001, the most the Company had outstanding at any given time was $368.5 million and the Company incurred interest expense on intercompany repurchase agreements of $0.2 million for 2001. Transactions under the agreements during 2000 and 1999 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

      The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC were $54.8 million and $321.1 million as of December 31, 2001 and 2000, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

      Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the three years ended December 31, 2001 were $52.9 million, $65.0 million and $79.7 million, respectively.

      On December 19, 2001 the Company sold a 7.50%, $300.0 million surplus note to NFS, maturing on December 17, 2031. The fair value of the surplus note as of December 31, 2001 was $300.0 million. Principal and interest payments are subject to prior approval by the superintendent of insurance of the State of Ohio. The Company is scheduled to pay interest semi-annually on June 17 and December 17 of each year commencing June 17, 2002.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

(14)  Bank Lines of Credit

      The Company has available as a source of funds a $1 billion revolving credit facility entered into by NFS, NLIC and NMIC. The facility is comprised of a five year $700 million agreement and a 364 day $300 million agreement with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that the Company maintain consolidated tangible net worth, as defined, in excess of $1.69 billion and NLIC maintain statutory surplus in excess of $935 million. The Company had no amounts outstanding under this agreement as of December 31, 2001. Of the total facility, $300 million is designated to back NLIC's commercial paper program. Therefore, borrowing capacity under this facility is reduced by any amounts outstanding under the commercial paper program, which totaled $100.0 million as of December 31, 2001.

(15)  Contingencies

      On October 29, 1998, the Company was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by the Company and the other named Company affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. On June 11, 1999, the Company and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by the Company and the other named defendants. On January 25, 2002, the plaintiffs filed a motion for leave to amend their complaint to add three new named plaintiffs. On February 9, 2002, the plaintiffs filed a motion for class certification. The class has not been certified. The Company intends to defend this lawsuit vigorously.

      On August 15, 2001, the Company was named in a lawsuit filed in Connecticut federal court titled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. On September 5, 2001, the plaintiffs amended their complaint to include class action allegations. The plaintiffs seek to represent a class of plan trustees who purchased variable annuities to fund qualified ERISA retirement plans. The amended complaint alleges that the retirement plans purchased variable annuity contracts from the Company which invested in mutual funds that were offered by separate mutual fund companies; that the Company was a fiduciary under ERISA and that the Company breached its fiduciary duty when it accepted certain fees from the mutual fund companies that purportedly were never disclosed by the Company; and that the Company violated ERISA by replacing many of the mutual funds originally included in the plaintiffs' annuities with "inferior" funds because the new funds purportedly paid more in revenue sharing. The amended complaint seeks disgourgement of fees by the Company and other unspecified compensatory damages. On November 15, 2001, the Company filed a motion to dismiss the amended complaint, which has not been decided. On December 3, 2001, the plaintiffs filed a motion for class certification. On January 15, 2002, the plaintiffs filed a response to the Company's motion to dismiss the amended complaint. On February 22, 2002, the Company filed a reply in support of its motion to dismiss. The class has not been certified. The Company intends to defend this lawsuit vigorously.

      There can be no assurance that any such litigation will not have a material adverse effect on the Company in the future.

(16)  Segment Information

      The Company uses differences in products as the basis for defining its reportable segments. The Company reports three product segments:
      Individual Annuity, Institutional Products and Life Insurance.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

      The Individual Annuity segment consists of individual The BEST of AMERICA and private label deferred variable annuity products, deferred fixed annuity products and income products. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, variable annuity contracts provide the customer with access to a wide range of investment options and asset protection in the event of an untimely death, while fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

      The Institutional Products segment is comprised of the Company's private and public sector group retirement plans and medium-term note program. The private sector includes the 401(k) business generated through fixed and variable annuities. The public sector includes the IRC Section 457 business in the form of fixed and variable annuities.

      The Life Insurance segment consists of investment life products, including both individual variable life and COLI products, traditional life insurance products and universal life insurance. Life insurance products provide a death benefit and generally also allow the customer to build cash value on a tax-advantaged basis.

      In addition to the product segments, the Company reports a Corporate segment. The Corporate segment includes net investment income not allocated to the three product segments, certain revenues and expenses of the Company's broker/dealer subsidiary, unallocated expenses and interest expense on debt. In addition to these operating revenues and expenses, the Company also reports net realized gains and losses on investments, hedging instruments and hedged items in the Corporate segment.

      The following tables summarize the financial results of the Company's business segments for the years ended December 31, 2001, 2000 and 1999.

                                                        Individual   Institutional      Life
      (in millions)                                       Annuity       Products      Insurance      Corporate        Total
                                                        ==========   ============     ==========     =========      =========
      2001:
      Net investment income                              $   534.7      $   847.5      $   323.3     $    19.5      $ 1,725.0
      Other operating revenue                                556.0          205.9          506.5          16.0        1,284.4
                                                         ---------      ---------      ---------     ---------      ---------
         Total operating revenue (1)                       1,090.7        1,053.4          829.8          35.5        3,009.4
                                                         ---------      ---------      ---------     ---------      ---------
      Interest credited to policyholder
         account balances                                    433.2          627.8          177.7            --        1,238.7
      Amortization of deferred policy
         acquisition costs                                   220.0           47.6           80.3            --          347.9
      Interest expense on debt                                  --             --             --           6.2            6.2
      Other benefits and expenses                            206.1          170.2          387.1           2.7          766.1
                                                         ---------      ---------      ---------     ---------      ---------
         Total benefits and expenses                         859.3          845.6          645.1           8.9        2,358.9
                                                         ---------      ---------      ---------     ---------      ---------
      Operating income before
         federal income tax expense (1)                      231.4          207.8          184.7          26.6          650.5
      Net realized losses on investments,
         hedging instruments and hedged
         items (2)                                              --             --             --         (20.2)         (20.2)
                                                         ---------      ---------      ---------     ---------      ---------
      Income before federal income tax
         expense and cumulative effect of
         adoption of accounting principles               $   231.4      $   207.8      $   184.7     $     6.4      $   630.3
                                                         =========      =========      =========     =========      =========

      Assets as of year end                              $43,885.4      $34,130.1      $ 9,129.0     $ 4,010.1      $91,154.6
                                                         =========      =========      =========     =========      =========

----------
(1) Excludes net realized gains and losses on investments, hedging instruments and hedged items.
(2) Realized gains related to securitization transactions are included in operating income.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

                                                        Individual   Institutional       Life
      (in millions)                                       Annuity      Products        Insurance     Corporate        Total
                                                         =========   ============      =========     =========      =========
      2000:
      Net investment income                              $   483.2      $   827.4      $   289.2     $    55.1      $ 1,654.9
      Other operating revenue                                625.9          251.6          453.9          17.0        1,348.4
                                                         ---------      ---------      ---------     ---------      ---------
         Total operating revenue(1)                        1,109.1        1,079.0          743.1          72.1        3,003.3
                                                         ---------      ---------      ---------     ---------      ---------
      Interest credited to policyholder
         account balances                                    396.4          628.8          157.2            --        1,182.4
      Amortization of deferred policy
         acquisition costs                                   238.7           49.2           64.2            --          352.1
      Interest expense on debt                                  --             --             --           1.3            1.3
      Other benefits and expenses                            192.3          170.3          368.8          33.7          765.1
                                                         ---------      ---------      ---------     ---------      ---------
         Total benefits and expenses                         827.4          848.3          590.2          35.0        2,300.9
                                                         ---------      ---------      ---------     ---------      ---------
      Operating income before
         federal income tax expense(1)                       281.7          230.7          152.9          37.1          702.4
      Net realized losses on investments,
         hedging instruments and hedged
         items                                                  --             --             --         (19.4)         (19.4)
                                                         ---------      ---------      ---------     ---------      ---------
      Income before federal income tax
         expense and cumulative effect of
         adoption of accounting principles               $   281.7      $   230.7      $   152.9     $    17.7      $   683.0
                                                         =========      =========      =========     =========      =========

      Assets as of year end                              $45,422.5      $37,217.3      $ 8,103.3     $ 1,824.2      $92,567.3
                                                         =========      =========      =========     =========      =========

      1999:
      Net investment income                              $   458.9      $   771.2      $   253.1     $    37.6      $ 1,520.8
      Other operating revenue                                511.4          211.9          393.0          66.1        1,182.4
                                                         ---------      ---------      ---------     ---------      ---------
         Total operating revenue (1)                         970.3          983.1          646.1         103.7        2,703.2
                                                         ---------      ---------      ---------     ---------      ---------
      Interest credited to policyholder
         account balances                                    384.9          580.9          130.5            --        1,096.3
      Amortization of deferred policy
         acquisition costs                                   170.9           41.6           60.1            --          272.6
      Other benefits and expenses                            155.3          142.8          334.7          83.4          716.2
                                                         ---------      ---------      ---------     ---------      ---------
         Total benefits and expenses                         711.1          765.3          525.3          83.4        2,085.1
                                                         ---------      ---------      ---------     ---------      ---------
      Operating income before
         federal income tax expense (1)                      259.2          217.8          120.8          20.3          618.1
      Net realized losses on investments,
         hedging instruments and hedged
         items                                                  --             --             --         (11.6)         (11.6)
                                                         ---------      ---------      ---------     ---------      ---------
      Income before federal income tax
         expense and cumulative effect of
         adoption of accounting principles               $   259.2      $   217.8      $   120.8     $     8.7      $   606.5
                                                         =========      =========      =========     =========      =========

      Assets as of year end                              $45,667.8      $39,045.1      $ 6,616.7     $ 1,346.3      $92,675.9
                                                         =========      =========      =========     =========      =========

----------
(1) Excludes net realized gains and losses on investments, hedging instruments and hedged items.

      The Company has no significant revenue from customers located outside of the United States nor does the Company have any significant long-lived assets located outside the United States.

PART C. OTHER INFORMATION

Item 24.      FINANCIAL STATEMENTS AND EXHIBITS


              (a) Financial Statements:           Those financial statements
                                                  required by Item 23 to be
                                                  included in Part B have
                                                  been incorporated therein by
                                                  reference to the Prospectus
                                                  (Part A).


                  (1) Financial statements included
                      in Prospectus
                      (Part A):

                  (2) Financial statements included
                      in Part B as required:  N/A

              Nationwide Life Insurance Company and subsidiaries:

                      Independent Auditors' Report.

                      Consolidated Balance Sheets as of December 31, 2001 and 2000.

                      Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999.

                      Consolidated Statements of Shareholder's Equity for the years ended December 31, 2001, 2000 and 1999.

                      Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.

                      Notes to Consolidated Financial Statements.

Item 24. (b) Exhibits


         (1)  Resolution of the Depositor's Board of        Filed with initial registration statement
              Directors authorizing the establishment       (File No. 333-74904) and incorporated by
              of the Registrant                             reference.

         (2)  Not Applicable

         (3)  Underwriting or Distribution of               Attached hereto.
              contracts between the Depositor and
              Principal Underwriter

         (4)  The form of the variable annuity contract     Attached hereto.

         (5)  Variable Annuity Application                  Attached hereto.

         (6)  Articles of Incorporation of Depositor        Filed with initial registration statement
                                                            (File No. 333-74904) and incorporated by
                                                            reference.
         (7)  Not Applicable

         (8)  Not Applicable

         (9)  Opinion of Counsel                            Filed with initial registration statement
                                                            (File No. 333-74904) and incorporated by
                                                            reference.
         (10) Not Applicable

         (11) Not Applicable

         (12) Not Applicable

         (13) Performance Advertising Calculation           Filed with initial registration statement
               Schedule                                     (File No. 333-74904) and incorporated by
                                                            reference.

Item 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR



                W. G. Jurgensen, Director and Chief Executive Officer



                Joseph J. Gasper, Director and Chief Operating Officer



                Richard D. Headley, Executive Vice President



                Michael S. Helfer, Director and Executive Vice President-
                   Corporate Strategy



                Donna A. James, Director and Executive Vice President-Chief
                   Administrative Officer



                Michael C. Keller, Executive Vice President-Chief
                   Information Officer



                Robert A. Oakley, Director and Executive Vice President-Chief
                   Financial Officer



                Robert J. Woodward, Jr., Director and Executive Vice President-
                   Chief Investment Officer



                Galen R. Barnes, Director



                John R. Cook, Jr., Senior Vice President-Chief Communications
                    Officer



                David A. Diamond, Senior Vice President-Corporate Strategy



                Philip C. Gath, Senior Vice President-Chief Actuary-Nationwide
                    Financial



                Patricia R. Hatler, Senior Vice President, General Counsel and
                    Secretary



                David K. Hollingsworth, Senior Vice President-President-
                    Nationwide Insurance Sales



                David R. Jahn, Senior Vice President-Product Management



                Richard A. Karas, Senior Vice President-Sales-Financial Services



                Gregory S. Lashutka, Senior Vice President, Corporate Relations



                Edwin P. McCausland, Jr., Senior Vice President-Fixed Income
                    Securities



                Robert H. McNaghten, Senior Vice President-Real Estate
                    Investments



                Michael D. Miller, Senior Vice President-NI Finance



                Brian W. Nocco, Senior Vice President and Treasurer



                Mark Phelan, Senior Vice President-Technology and Operations



                Douglas C. Robinette, Senior Vice President-Claims



                John S. Skubik, Senior Vice President-Strategic Initiatives



                Mark R. Thresher, Senior Vice President-Finance-Nationwide
                   Financial



                Richard M. Waggoner, Senior Vice President-Operations



                Susan A. Wolken, Senior Vice President-Product Management and
                   Nationwide Financial Marketing




                The business address of the Directors and Officers of the Depositor is:



                One Nationwide Plaza
                Columbus, Ohio 43215

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
         DEPOSITOR OR REGISTRANT.

         *Subsidiaries for which separate financial statements are filed

         **Subsidiaries included in the respective consolidated financial statements

         ***Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries

         ****other subsidiaries



           COMPANY                        STATE/COUNTRY OF             NO. VOTING               PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                     (see Nationwide
                                                                      organization
                                                                         chart,
                                                                       immediately
                                                                       following,
                                                                    unless otherwise
                                                                       indicated)
------------------------------------------------------------------------------------------------------------------------------------
401(k) Companies, Inc. (The)              Texas                                               Holding company

401(k) Company (The)                      Texas                                               Third-party administrator providing
                                                                                              record keeping services for 401(k)
                                                                                              plans

401(k) Investment Advisors, Inc.          Texas                                               Investment advisor registered with the
                                                                                              SEC

401(k) Investments Services, Inc.         Texas                                               Broker-dealer registered with the
                                                                                              National Association of Securities
                                                                                              Dealer, a self-regulatory body of the
                                                                                              SEC

Affiliate Agency of Ohio, Inc.            Ohio                                                Insurance agency marketing life
                                                                                              insurance and annuity products through
                                                                                              financial institutions

Affiliate Agency, Inc.                    Delaware                                            Insurance agency marketing life
                                                                                              insurance and annuity products through
                                                                                              financial institutions

AGMC Reinsurance Ltd.                     Turks and Caicos Islands                            Captive reinsurer

AID Finance Services, Inc.                Iowa                                                Holding company

ALLIED Document Solutions, Inc. (fka      Iowa                                                Provides general printing services to

Midwest Printing Services, Inc.)                                                              its affiliated companies as well as to
                                                                                              unaffiliated companies

ALLIED General Agency Company             Iowa                                                Managing general agent and surplus
                                                                                              lines broker for property and casualty
                                                                                              insurance products

ALLIED Group Insurance Marketing Company  Iowa                                                Direct marketing of property and
                                                                                              casualty insurance products

ALLIED Group, Inc.                        Iowa                                                Property and casualty insurance
                                                                                              holding company

ALLIED Property and Casualty Insurance    Iowa                                                Underwrites general property and
Company                                                                                       casualty insurance

Allied Texas Agency, Inc.                 Texas                                               Acts as a managing general agent to
                                                                                              place personal and commercial
                                                                                              automobile insurance with Colonial
                                                                                              County Mutual Insurance Company for
                                                                                              the independent agency companies

Allnations, Inc.                          Ohio                                                Engages in promoting, extending and
                                                                                              strengthening cooperative insurance
                                                                                              organizations throughout the world

AMCO Insurance Company                    Iowa                                                Underwrites general property and
                                                                                              casualty insurance

           COMPANY                        STATE/COUNTRY OF             NO. VOTING               PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                     (see Nationwide
                                                                      organization
                                                                         chart,
                                                                       immediately
                                                                       following,
                                                                    unless otherwise
                                                                       indicated)
------------------------------------------------------------------------------------------------------------------------------------
American Marine Underwriters, Inc.        Florida                                             Underwriting manager for ocean cargo
                                                                                              and hull insurance

Asset Management Holdings, plc            England and Wales                                   Holding company of a group engaged in
                                                                                              the management of pension fund assets,
                                                                                              unit trusts and other collective
                                                                                              investment schemes, investment trusts
                                                                                              and portfolios for corporate clients

Cal-Ag Insurance Services, Inc.           California                                          Captive insurance brokerage firm
                                                                                              serving principally, but not
                                                                                              exclusively, the "traditional" agent
                                                                                              producers of CalFarm Insurance Company

CalFarm Insurance Agency                  California                                          Assists agents and affiliated
                                                                                              companies in account completion for
                                                                                              marketing CalFarm products; assists
                                                                                              other in-house agencies in a brokerage
                                                                                              capacity to accommodate policyholders

CalFarm Insurance Company                 California                                          Multi-line insurance corporation that
                                                                                              writes agricultural, commercial,
                                                                                              personal and individual health
                                                                                              coverages and benefits from the
                                                                                              sponsorship of the California Farm
                                                                                              Bureau Federation

Colonial County Mutual Insurance Company  Texas                                               Underwrites non-standard automobile
                                                                                              and motorcycle insurance and various
                                                                                              other commercial liability coverages
                                                                                              in Texas

Cooperative Service Company               Nebraska                                            Insurance agency that sells and
                                                                                              services commercial insurance;
                                                                                              provides loss control and compliance
                                                                                              consulting services as well as audit,
                                                                                              compilation, and tax preparation
                                                                                              services

Corviant Corporation                      Delaware                                            Creates a captive distribution network
                                                                                              through which affiliates can sell
                                                                                              multi-manager investment products,
                                                                                              insurance products and sophisticated
                                                                                              estate planning services

Damian Securities Limited                 England and Wales                                   Investment holding company

Depositors Insurance Company              Iowa                                                Underwrites general property and
                                                                                              casualty insurance

Dinamica Participacoes SA                 Brazil                                              Participates in other companies
                                                                                              related to the registrant's
                                                                                              international operations

Discover Insurance Agency of Texas, LLC   Texas                                               Sells property and casualty insurance
                                                                                              products including, but not limited
                                                                                              to, automobile or other vehicle
                                                                                              insurance and homeowner's insurance

Discover Insurance Agency, LLC            California                                          Sells property and casualty insurance
                                                                                              products including, but not limited
                                                                                              to, automobile or other vehicle
                                                                                              insurance and homeowner's insurance

           COMPANY                        STATE/COUNTRY OF             NO. VOTING               PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                     (see Nationwide
                                                                      organization
                                                                         chart,
                                                                       immediately
                                                                       following,
                                                                    unless otherwise
                                                                       indicated)
------------------------------------------------------------------------------------------------------------------------------------
Eagle Acquisition Corporation             Delaware                                            Merger subsidiary to be used in the
                                                                                              proposed acquisition of Provident
                                                                                              Mutual Life Insurance Company

eNationwide, LLC                          Ohio                                                Limited liability company that
                                                                                              provides administrative services to
                                                                                              Nationwide's direct operation

F&B, Inc.                                 Iowa                                                Insurance agency that places business
                                                                                              not written by the Farmland Insurance
                                                                                              Companies with other carriers

Farmland Mutual Insurance Company         Iowa                                                Provides property and casualty
                                                                                              insurance primarily to agricultural
                                                                                              businesses

Fenplace Limited                          England and Wales                                   Inactive

Financial Horizons Distributors Agency    Alabama                                             Insurance agency marketing life
of Alabama, Inc.                                                                              insurance and annuity products through
                                                                                              financial institutions

Financial Horizons Distributors Agency    Ohio                                                Insurance marketing life insurance and
of Ohio, Inc.                                                                                 annuity products through financial
                                                                                              institutions

Financial Horizons Distributors Agency    Oklahoma                                            Insurance marketing life insurance and
of Oklahoma, Inc.                                                                             annuity products through financial
                                                                                              institutions

Financial Horizons Distributors Agency    Texas                                               Insurance marketing life insurance and
of Texas, Inc.                                                                                annuity products through financial
                                                                                              institutions

Financial Horizons Securities             Oklahoma                                            Limited broker-dealer doing business
Corporation                                                                                   solely in the financial institutions
                                                                                              market

Florida Records Administrator, Inc.       Florida                                             Administers the deferred compensation
                                                                                              plan for the public employees of the
                                                                                              State of Florida

G.I.L. Nominees Limited                   England and Wales                                   Acts as a nominee; dormant within the
                                                                                              meaning of Section 249AA of the
                                                                                              Companies Act 1985 (English law)

Gartmore 1990 Limited                     England and Wales                                   A general partner in a limited
                                                                                              partnership formed to invest in
                                                                                              unlisted securities

Gartmore 1990 Trustee Limited             England and Wales                                   Dormant within the meaning of Section
                                                                                              249AA of the Companies Act 1985
                                                                                              (English law)

Gartmore Capital Management Limited       England and Wales                                   Investment management and advisory
                                                                                              services to business, institutional
                                                                                              and private investors; transferred
                                                                                              investment management activity to
                                                                                              Gartmore Investment Limited

Gartmore Distribution Services, Inc.      Delaware                                            Limited broker-dealer

Gartmore Fund Managers International      Jersey, Channel Islands                             Investment administration and support
Limited

Gartmore Fund Managers Limited            England and Wales                                   Authorized unit trust management

Gartmore Global Asset Management Trust    Delaware                                            Holding company for the Gartmore Group
                                                                                              and as a registered investment advisor

           COMPANY                        STATE/COUNTRY OF             NO. VOTING               PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                     (see Nationwide
                                                                      organization
                                                                         chart,
                                                                       immediately
                                                                       following,
                                                                    unless otherwise
                                                                       indicated)
------------------------------------------------------------------------------------------------------------------------------------
Gartmore Global Investments, Inc.         Delaware                                            Holding company

Gartmore Global Partners                  Delaware                                            Investment management

Gartmore Indosuez UK Recovery Fund        England and Wales                                   General partner in two limited
(G.P.) Limited                                                                                partnerships formed to invest in
                                                                                              unlisted securities

Gartmore Investment Limited               England and Wales                                   Investment management and advisory
                                                                                              services to pension funds, unit trusts
                                                                                              and other collective investment
                                                                                              schemes, investment trusts and
                                                                                              portfolios for corporate and other
                                                                                              institutional clients

Gartmore Investment Management plc        England and Wales                                   Investment holding company and
                                                                                              provides services to other companies
                                                                                              within the Gartmore Group

Gartmore Investment Services GmbH         Germany                                             Marketing support

Gartmore Investment Services Limited      England                                             Investment holding

Gartmore Investor Services, Inc.          Ohio                                                Transfer and dividend disbursing agent
                                                                                              services to various mutual fund
                                                                                              entities

Gartmore Japan Limited                    Japan                                               Investment management

Gartmore Morley & Associates, Inc.        Oregon                                              Brokers or places book value
                                                                                              maintenance agreements (wrap
                                                                                              contracts) and guaranteed investment
                                                                                              contracts (GICs) for collective
                                                                                              investment trusts and accounts

Gartmore Morley Capital Management,       Oregon                                              Investment advisor and stable value
Inc.                                                                                          money manager

Gartmore Morley Financial Services,       Oregon                                              Holding company
Inc.

Gartmore Mutual Fund Capital Trust        Delaware                                            Registered investment advisor

Gartmore Nominees Limited                 England and Wales                                   Nominee; dormant within the meaning of
                                                                                              Section 249AA of the Companies Act
                                                                                              1985 (English law)

Gartmore Pension Fund Trustees Limited    England and Wales                                   Trustee of Gartmore Pension Scheme

Gartmore S.A. Capital Trust               Delaware                                            Registered investment advisor

Gartmore Secretaries (Jersey) Ltd.        Jersey, Channel Islands                             Nominee; dormant

Gartmore Trust Company                    Oregon                                              State bank with trust power

Gartmore Securities Limited               England and Wales                                   Investment holding; partner in
                                                                                              Gartmore Global Partners

Gartmore U.S. Limited                     England and Wales                                   Joint partner in Gartmore Global
                                                                                              Partners

Gates, McDonald & Company                 Ohio                                                Provides services to employers for
                                                                                              managing workers' and unemployment
                                                                                              compensation matters and employee
                                                                                              benefit costs

           COMPANY                        STATE/COUNTRY OF             NO. VOTING               PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                     (see Nationwide
                                                                      organization
                                                                         chart,
                                                                       immediately
                                                                       following,
                                                                    unless otherwise
                                                                       indicated)
------------------------------------------------------------------------------------------------------------------------------------
Gates, McDonald & Company of New York,    New York                                           Provides workers'
Inc.                                                                                         compensation/self-insured claims
                                                                                             administration services to employers
                                                                                             with exposure in New York

Gates, McDonald & Company of Nevada       Nevada                                             Provides self-insurance
                                                                                             administration, claims examining and
                                                                                             data processing services

GatesMcDonald Health Plus Inc.            Ohio                                               Provides medical management and cost
                                                                                             containment services to employers

Insurance Intermediaries, Inc.            Ohio                                               Insurance agency; provides commercial
                                                                                             property and casualty brokerage
                                                                                             services

Landmark Financial Services of New        New York                                           Insurance agency marketing life
York, Inc.                                                                                   insurance and annuity products through
                                                                                             financial institutions

Lone Star General Agency, Inc.            Texas                                              General agent to market non-standard
                                                                                             automobile and motorcycle insurance
                                                                                             for Colonial Mutual Insurance Company

MedProSolutions, Inc.                     Massachusetts                                      Provides third-party administration
                                                                                             services for workers compensation,
                                                                                             automobile injury and disability claims

**National Casualty Company               Wisconsin                                          Underwrites various property and
                                                                                             casualty coverage, as well as
                                                                                             individual and group accident and
                                                                                             health insurance

National Casualty Company of America,     England                                            Inactive
Ltd.

National Deferred Compensation, Inc.      Ohio                                               Administers deferred compensation
                                                                                             plans for public employees

**National Premium and Benefit            Delaware                                           Provides third-party administration
Administration Company                                                                       services

Nationwide Affinity Insurance Company     Kansas                                             Shell insurer with no active policies
of America                                                                                   or liabilities

Nationwide Affordable Housing, LLC        Ohio                                               Invests in affordable multi-family
                                                                                             housing projects throughout the U.S.

**Nationwide Agency, Inc.                 Ohio                                               Insurance agency

Nationwide Agribusiness Insurance         Iowa                                               Provides property and casualty
Company                                                                                      insurance primarily to agricultural
                                                                                             businesses

Nationwide Arena, LLC                     Ohio                                               Develops Nationwide Arena and engages
                                                                                             in Arena district development activity

*Nationwide Asset Allocation Trust        Ohio                                               Diversified open-end investment company

           COMPANY                        STATE/COUNTRY OF             NO. VOTING               PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                     (see Nationwide
                                                                      organization
                                                                         chart,
                                                                       immediately
                                                                       following,
                                                                    unless otherwise
                                                                       indicated)
------------------------------------------------------------------------------------------------------------------------------------
Nationwide Assurance Company              Wisconsin                                           Underwrites non-standard automobile
                                                                                              and motorcycle insurance

                                                                                              Nationwide Cash Management Company
                                                                                              Ohio Buys and sells investment
                                                                                              securities of a short-term nature as
                                                                                              agent for other corporations,
                                                                                              foundations, and insurance company
                                                                                              separate accounts

Nationwide Community Development          Ohio                                                Holds investments in low-income
Corporation, LLC                                                                              housing funds

Nationwide Corporation                    Ohio                                                Holding company for entities
                                                                                              affiliated with Nationwide Mutual
                                                                                              Insurance Company and Nationwide
                                                                                              Mutual Fire Insurance Company

Nationwide Exclusive Distribution         Ohio                                                Manages relationships with
Company, LLC                                                                                  Nationwide's exclusive agents
                                                                                              including administrative duties

Nationwide Financial Assignment Company   Ohio                                                Administrator of structured
                                                                                              settlements

Nationwide Financial Institution          Delaware                                            Insurance agency
Distributors Agency, Inc.

Nationwide Financial Institution          New Mexico                                          Insurance agency
Distributors Agency, Inc. of New Mexico

Nationwide Financial Institution          Massachusetts                                       Insurance agency
Distributors Agency, Inc. of
Massachusetts

Nationwide Financial Services (Bermuda)   Bermuda                                             Long-term insurer which issued
Ltd.                                                                                          variable annuity and variable life
                                                                                              products to persons outside the United
                                                                                              States and Bermuda

Nationwide Financial Services Capital     Delaware                                            Issues and sells certain securities
Trust                                                                                         representing individual beneficial
                                                                                              interests in the assets of the Trust

Nationwide Financial Services Capital     Delaware                                            Issues and sells certain securities
Trust II                                                                                      representing individual beneficial
                                                                                              interests in the assets of the Trust

Nationwide Financial Services, Inc.       Delaware                                            Holding company for companies within
                                                                                              the Nationwide organization that offer
                                                                                              or distribute long-term savings and
                                                                                              retirement products

Nationwide Financial Sp. z o.o            Poland                                              Provides distribution services for its
                                                                                              affiliated Nationwide Towarzystwo
                                                                                              Ubezpieczen na Zycie S.A. in Poland

Nationwide Foundation                     Ohio                                                Contributes to non-profit activities
                                                                                              and projects

Nationwide General Insurance Company      Ohio                                                Transacts a general insurance
                                                                                              business, except life insurance;
                                                                                              primarily provides automobile and fire
                                                                                              insurance to select customers

           COMPANY                        STATE/COUNTRY OF             NO. VOTING               PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                     (see Nationwide
                                                                      organization
                                                                         chart,
                                                                       immediately
                                                                       following,
                                                                    unless otherwise
                                                                       indicated)
------------------------------------------------------------------------------------------------------------------------------------
Nationwide Global Finance, LLC            Ohio                                                Acts as a support company for
                                                                                              Nationwide Global Holdings, Inc. and
                                                                                              its international capitalization
                                                                                              efforts

Nationwide Global Funds                   Luxembourg                                          Issues shares of mutual funds

Nationwide Global Holdings, Inc.          Ohio                                                Holding company for international
                                                                                              operations

Nationwide Global Holdings,               Luxembourg                                          Extension of Nationwide Global
Inc.-Luxembourg Branch                                                                        Holdings, Inc.

Nationwide Global Holdings-NGH Brazil     Brazil                                              Holding company
Participacoes, LTDA

Nationwide Global Japan, Inc.             Delaware                                            Holding company

Nationwide Global Limited                 Hong Kong                                           Holding company for Asian operations

Nationwide Health Plans, Inc.             Ohio                                                Operates as a Health Insurance
                                                                                              Corporation (HIC)

Nationwide Holdings, SA                   Brazil                                              Participates in other companies
                                                                                              related to the registrant's
                                                                                              international operations

Nationwide Home Mortgage Company          Iowa                                                Mortgage lending

Nationwide Home Mortgage Distributors,    Ohio                                                Performs the marketing function for
Inc.                                                                                          Nationwide Home Mortgage Company

*Nationwide Indemnity Company             Ohio                                                Involved in reinsurance business by
                                                                                              assuming business from Nationwide
                                                                                              Mutual Insurance Company and other
                                                                                              insurers within the Nationwide
                                                                                              Insurance organization

Nationwide Insurance Company of America   Wisconsin                                           Independent agency personal lines
                                                                                              underwriter of property/casualty
                                                                                              insurance

Nationwide Insurance Company of Florida   Ohio                                                Transacts general insurance business
                                                                                              except life insurance

Nationwide International Underwriters     California                                          Special risk, excess and surplus lines
                                                                                              underwriting manager

Nationwide Investment Services            Oklahoma                                            Limited broker-dealer doing business
Corporation                                                                                   in the deferred compensation market
                                                                                              and acts as an investment advisor

**Nationwide Life and Annuity Insurance   Ohio                                                Engages in underwriting life insurance
Company                                                                                       and granting, purchasing, and
                                                                                              disposing of annuities

Nationwide Life Assurance Company, Ltd.   Thailand                                            Holding company

**Nationwide Life Insurance Company       Ohio                                                Provides individual life insurance,
                                                                                              group life and health insurance, fixed
                                                                                              and variable annuity products, and
                                                                                              other life insurance products

           COMPANY                        STATE/COUNTRY OF             NO. VOTING               PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                     (see Nationwide
                                                                      organization
                                                                         chart,
                                                                       immediately
                                                                       following,
                                                                    unless otherwise
                                                                       indicated)
------------------------------------------------------------------------------------------------------------------------------------
Nationwide Lloyds                         Texas                                               Markets commercial property insurance
                                                                                              in Texas

Nationwide Management Systems, Inc.       Ohio                                                Offers a preferred provider
                                                                                              organization and other related
                                                                                              products and services

Nationwide Martima Vida Previdencia S.A.  Brazil                                              Operates as a licensed insurance
                                                                                              company in the categories of life and
                                                                                              unrestricted private pension plans in
                                                                                              Brazil

Nationwide Mortgage Holdings, Inc.        Ohio                                                Holding company

Nationwide Mutual Fire Insurance Company  Ohio                                                Engages in general insurance and
                                                                                              reinsurance business, except life
                                                                                              insurance

Nationwide Mutual Insurance Company       Ohio                                                Engages in general insurance and
                                                                                              reinsurance business, except life
                                                                                              insurance

Nationwide Properties, Ltd.               Ohio                                                Engaged in the business of developing,
                                                                                              owning and operating real estate and
                                                                                              real estate investments

Nationwide Property and Casualty          Ohio                                                Engages in general insurance and
Insurance Company                                                                             reinsurance business, except life
                                                                                              insurance

Nationwide Realty Investors, Inc.         Ohio                                                Engaged in the business of developing,
                                                                                              owning and operating real estate and
                                                                                              real estate investments

Nationwide Retirement Plan Services,      Ohio                                                Insurance agency providing individual
Inc.                                                                                          and group life, disability and health
                                                                                              insurance as well as marketing
                                                                                              retirement plan administration and
                                                                                              investments

Nationwide Retirement Solutions, Inc.     Delaware                                            Markets and administers deferred
                                                                                              compensation plans for public
                                                                                              employees

Nationwide Retirement Solutions, Inc.     Alabama                                             Provides retirement products,
of Alabama                                                                                    marketing/education and administration
                                                                                              to public employees and educators

Nationwide Retirement Solutions, Inc.     Arizona                                             Markets and administers deferred
of Arizona                                                                                    compensation plans for public
                                                                                              employees

Nationwide Retirement Solutions, Inc.     Arkansas                                            Markets and administers deferred
of Arkansas                                                                                   compensation plans for public
                                                                                              employees

Nationwide Retirement Solutions, Inc.     Montana                                             Markets and administers deferred
of Montana                                                                                    compensation plans for public
                                                                                              employees

           COMPANY                        STATE/COUNTRY OF             NO. VOTING              PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                     (see Nationwide
                                                                      organization
                                                                         chart,
                                                                       immediately
                                                                       following,
                                                                    unless otherwise
                                                                       indicated)
------------------------------------------------------------------------------------------------------------------------------------
Nationwide Retirement Solutions, Inc.     Nevada                                              Markets and administers deferred
of Nevada                                                                                     compensation plans for public
                                                                                              employees

Nationwide Retirement Solutions, Inc.     New Mexico                                          Markets and administers deferred
of New Mexico                                                                                 compensation plans for public
                                                                                              employees

Nationwide Retirement Solutions, Inc.     Ohio                                                Provides retirement products,
of Ohio                                                                                       marketing/education and administration
                                                                                              to public employees and educators

Nationwide Retirement Solutions, Inc.     Oklahoma                                            Markets and administers deferred
of Oklahoma                                                                                   compensation plans for public
                                                                                              employees

Nationwide Retirement Solutions, Inc.     South Dakota                                        Markets and administers deferred
of South Dakota                                                                               compensation plans for public
                                                                                              employees

Nationwide Retirement Solutions, Inc.     Texas                                               Markets and administers deferred
of Texas                                                                                      compensation plans for public
                                                                                              employees

Nationwide Retirement Solutions, Inc.     Wyoming                                             Markets and administers deferred
of Wyoming                                                                                    compensation plans for public
                                                                                              employees

Nationwide Retirement Solutions           Massachusetts                                       Markets and administers deferred
Insurance Agency Inc.                                                                         compensation plans for public
                                                                                              employees

Nationwide Securities, Inc.               Ohio                                                Registered broker-dealer and provides
                                                                                              investment management and
                                                                                              administration services

Nationwide Seguradora S.A.                Brazil                                              Engages in general insurance business

Nationwide Services Company, LLC          Ohio                                                Performs shared services functions for
                                                                                              the Nationwide organization

Nationwide Services Sp. z o.o             Poland                                              Provides services to Nationwide Global
                                                                                              Holdings, Inc. in Poland

Nationwide Towarzstwo Ubezieczen na       Poland                                              Authorized to engage in the business
Zycie SA                                                                                      of life insurance and pension products
                                                                                              in Poland

Nationwide Trust Company, FSB             United States                                       Federal savings bank chartered by the
                                                                                              Office of Thrift Supervision in U.S.
                                                                                              Department of Treasury to exercise
                                                                                              custody and fiduciary powers

Nationwide UK Asset Management            England and Wales                                   Holding company
Holdings, Ltd.

Nationwide UK Holding Company, Ltd.       England and Wales                                   Holding company

           COMPANY                        STATE/COUNTRY OF             NO. VOTING             PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                     (see Nationwide
                                                                      organization
                                                                         chart,
                                                                       immediately
                                                                       following,
                                                                    unless otherwise
                                                                       indicated)
------------------------------------------------------------------------------------------------------------------------------------
Nevada Independent                                                                            Provides workers' compensation
Companies-Construction                                                                        administrative services to Nevada
                                                                                              employers in the construction industry

Nevada Independent Companies-Health and   Nevada                                              Provides workers' compensation
Nonprofit                                                                                     administrative services to Nevada
                                                                                              employers in the health and nonprofit
                                                                                              industries

Nevada Independent Companies-             Nevada                                              Provides workers' compensation
Hospitality and Entertainment                                                                 administrative services to Nevada
                                                                                              employers in the hospitality and
                                                                                              entertainment industries

Nevada Independent Companies-             Nevada                                              Provides workers' compensation
Manufacturing, Transportation and                                                             administrative services to Nevada
Distribution                                                                                  employers in the manufacturing,
                                                                                              transportation and distribution
                                                                                              industries

Newhouse Capital Partners, LLC            Delaware                                            Invests in financial services
                                                                                              companies that specialize in
                                                                                              e-commerce and promote distribution
                                                                                              of financial services

NFS Distributors, Inc.                    Delaware                                            Acts primarily as a holding company
                                                                                              for Nationwide Financial Services,
                                                                                              Inc. distribution companies

NGH Luxembourg, S.A                       Luxembourg                                          Acts primarily as holding company for
                                                                                              Nationwide Global Holdings, Inc.
                                                                                              European operations

NGH Netherlands, B.V.                     The Netherlands                                     Holding company for other Nationwide
                                                                                              overseas companies

NGH UK, Ltd.                              United Kingdom                                      Functions as a support company for
                                                                                              other Nationwide overseas companies

NorthPointe Capital LLC                   Delaware                                            Registered investment advisor

PanEuroLife                               Luxembourg                                          Life insurance company providing
                                                                                              individual life insurance primarily
                                                                                              in the UK, Belgium and France

Pension Associates, Inc.                  Wisconsin                                           Provides pension plan administration
                                                                                              and record keeping services, and
                                                                                              pension plan and compensation plan
                                                                                              consulting

Premier Agency, Inc.                      Iowa                                                Insurance agency

Riverview Agency, Inc.                    Texas                                               Insurance agency

SBSC Ltd (Thailand)                       Thailand                                            Holding company

Scottsdale Indemnity Company              Ohio                                                Engages in a general insurance
                                                                                              business, except life insurance

           COMPANY                        STATE/COUNTRY OF             NO. VOTING               PRINCIPAL BUSINESS
                                          ORGANIZATION                 SECURITIES
                                                                     (see Nationwide
                                                                      organization
                                                                         chart,
                                                                       immediately
                                                                       following,
                                                                    unless otherwise
                                                                       indicated)
------------------------------------------------------------------------------------------------------------------------------------
Scottsdale Insurance Company              Ohio                                                Provides excess and surplus lines of
                                                                                              property and casualty insurance

Scottsdale Surplus Lines Insurance        Arizona                                             Provides excess and surplus lines
Company                                                                                       insurance coverage on a non-admitted
                                                                                              basis

Siam-Ar-Na-Khet Company Limited           Thailand                                            Holding company

Vertboise, SA                             Luxembourg                                          Real property holding company

Veterinary Pet Insurance Company          California                                          Provides pet insurance

Veterinary Pet Services, Inc.             California                                          Holding company

Villanova Securities, LLC                 Delaware                                            Provides brokerage services for block

                                                                                              mutual fund trading for both
                                                                                              affiliated and non-affiliated
                                                                                              investment advisors and performs block
                                                                                              mutual fund trading directly with fund
                                                                                              companies

Western Heritage Insurance Company        Arizona                                             Underwrites excess and surplus lines
                                                                                              of property and casualty insurance

           COMPANY                              STATE/COUNTRY OF          NO. VOTING              PRINCIPAL BUSINESS
                                                ORGANIZATION              SECURITIES
                                                                       (see Nationwide
                                                                         organization
                                                                            chart,
                                                                         immediately
                                                                          following,
                                                                       unless otherwise
                                                                           indicated)
------------------------------------------------------------------------------------------------------------------------------------
  *   MFS Variable Account                             Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
  *   Nationwide Multi-Flex Variable Account           Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
  *   Nationwide VA Separate Account-A                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account
  *   Nationwide VA Separate Account-B                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account
  *   Nationwide VA Separate Account-C                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account
  *   Nationwide VA Separate Account-D                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account
  *   Nationwide Variable Account                      Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
  *   Nationwide Variable Account-II                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
  *   Nationwide Variable Account-3                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
  *   Nationwide Variable Account-4                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
  *   Nationwide Variable Account-5                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
  *   Nationwide Variable Account-6                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
  *   Nationwide Variable Account-7                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
      (formerly, Nationwide Fidelity                                  Account
      Advisor Variable Account)
  *   Nationwide Variable Account-8                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
  *   Nationwide Variable Account-9                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
  *   Nationwide Variable Account-10                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
      Nationwide Variable Account-11                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
      Nationwide Variable Account-12                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
      Nationwide Variable Account-13                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
      Nationwide VL Separate Account-A                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                      Annuity Separate Account    Policies
      Nationwide VL Separate Account-B                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                      Annuity Separate Account    Policies
  *   Nationwide VL Separate Account-C                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                      Annuity Separate Account    Policies

           COMPANY                              STATE/COUNTRY OF          NO. VOTING              PRINCIPAL BUSINESS
                                                ORGANIZATION              SECURITIES
                                                                       (see Nationwide
                                                                         organization
                                                                            chart,
                                                                         immediately
                                                                          following,
                                                                       unless otherwise
                                                                           indicated)
------------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VL Separate                           Ohio           Nationwide Life and         Issuer of Life Insurance
      Account  - D                                                    Annuity Separate Account    Policies
  *   Nationwide VLI Separate Account                  Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies
  *   Nationwide VLI Separate Account-2                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies
  *   Nationwide VLI Separate Account-3                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies
  *   Nationwide VLI Separate Account-4                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies
  *   Nationwide VLI Separate Account-5                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies
      Nationwide VLI Separate Account-6                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies

                                                                                                                         (left side)








           -------------------------------------------------------------------------------------------------------------------------
           |                                      |
---------------------------           ---------------------------       ----------------------------
|   NATIONWIDE AFFINITY   |           |         ALLIED          |       |                          |
|   INSURANCE COMPANY     |           |       GROUP, INC.       |       |                          |
|       OF AMERICA        |           |          (AGI)          |       |     NATIONWIDE LLOYDS    |
|                         |           |                         |       |                          |
|Common Stock: 500,000    |   |-------|Common Stock: 850 Shares |---|   |                          |
|------------  Shares     |   |       |------------             |   |   |      A TEXAS LLOYDS      |================================
|                         |   |       |                         |   |   |                          |
|              Cost       |   |       |              Cost       |   |   |                          |
|              ----       |   |       |              ----       |   |   |                          |
|Casualty-                |   |       |Casualty-                |   |   |                          |
|100%       $23,843,431   |   |       |100%       $1,243,344,521|   |   |                          |
---------------------------   |       ---------------------------   |   ----------------------------
                              |                                     |
---------------------------   |       ---------------------------   |   ----------------------------
|  NATIONWIDE INSURANCE   |   |       |         ALLIED          |   |   |        DEPOSITORS        |
|   COMPANY OF AMERICA    |   |       |    DOCUMENT SOLUTIONS,  |   |   |     INSURANCE COMPANY    |
|                         |   |       |           INC.          |   |   |       (DEPOSITORS)       |
|Common Stock: 12,000     |   |       |Common Stock: 10,000     |   |   |Common Stock: 300,000     |
|------------  Shares     |   |       |------------  Shares     |   |   |------------  Shares      |
|                         |---|       |                         |---|---|                          |
|              Cost       |   |       |                         |   |   |              Cost        |
|              ----       |   |       |                         |   |   |              ----        |
|                         |   |       |                         |   |   |                          |
|AGI-100%    $215,273,000 |   |       |              Cost       |   |   |AGI-100%      $22,251,842 |
---------------------------   |       |              ----       |   |   ----------------------------
                              |       |AGI-100%      $610,000   |   |
---------------------------   |       ---------------------------   |   ----------------------------
|      AID FINANCE        |   |                                     |   |     ALLIED PROPERTY      |
|     SERVICES, INC.      |   |       ---------------------------   |   |       AND CASUALTY       |
|     (AID FINANCE)       |   |       |          PREMIER        |   |   |    INSURANCE COMPANY     |
|Common Stock: 10,000     |   |       |          AGENCY,        |   |   |Common Stock: 300,000     |
|------------  Shares     |   |       |            INC.         |   |   |------------  Shares      |
|                         |---|       |Common Stock: 100,000    |---|---|                          |
|              Cost       |   |       |------------  Shares     |   |   |              Cost        |
|              ----       |   |       |                         |   |   |              ----        |
|AGI-100%      $19,545,634|   |       |              Cost       |   |   |AGI-100%      $47,018,643 |
---------------------------   |       |              ----       |   |   ----------------------------
            |                 |       |AGI-100%      $100,000   |   |
---------------------------   |       ---------------------------   |   ----------------------------
|        ALLIED           |   |                    |                |   |        NATIONWIDE        |
|   GROUP INSURANCE       |   |       ---------------------------   |   |      HOME MORTGAGE       |
|  MARKETING COMPANY      |   |       |           AMCO          |   |   |      COMPANY (NHMC)      |
|                         |   |       |    INSURANCE COMPANY    |   |   |                          |
|Common Stock: 20,000     |   |       |          (AMCO)         |   |   |Common Stock: 54,348      |
|------------  Shares     |   |       |Common Stock: 300,000    |---|---|------------   Shares     |
|                         |   |       |------------  Shares     |       |                          |
|                         |   |    ---|                         |       |                          |
|                         |   |    |  |              Cost       |       |                          |
|              Cost       |   |    |  |              ----       |       |                          |
|              ----       |   |    |  |                         |       |                          |
| Aid                     |   |    |  |AGI-100%     $147,425,540|       |AGI-88.9%                 |
| Finance-100% $16,059,469|   |    |  ---------------------------       ----------------------------
--------------------------    |    |               |                                  |
                              |    |  ---------------------------       ----------------------------
---------------------------   |    |  |           ALLIED        |       |           AGMC           |
|  NATIONWIDE MORTGAGE    |   |    |  |      GENERAL AGENCY     |       |      REINSURANCE, LTD.   |
|     HOLDINGS INC.       |   |    |  |          COMPANY        |       |                          |
|         (NMHI)          |   |    |  |Common Stock: 5,000      |       |Common Stock: 11,000      |
|                         |   |    |--|------------  Shares     |       |------------  Shares      |
|                         | --|    |  |                         |       |                          |
|                         |        |  |              Cost       |       |              Cost        |
|                         |        |  |              ----       |       |              ----        |
|                         |        |  |AMCO-100%     $135,342   |       |NHMC-100%     $11,000     |
|                         |        |  ---------------------------       ----------------------------
|AGI-100%                 |        |               |
--------------------------         |  ---------------------------       ----------------------------
            |                      |  |      ALLIED TEXAS       |       |          WESTERN         |
---------------------------        |  |      AGENCY, INC.       |       |    HERITAGE INSURANCE    |
|     NATIONWIDE HOME     |        |  |           INC.          |       |          COMPANY         |
|  MORTGAGE DISTRIBUTORS, |        |  |                         |       |                          |
|           INC.          |        |  |                         |       |Common Stock: 4,776,076   |--------------------------------
|                         |        ---|                         |       |------------- Shares      |
|                         |           |                         |       |                          |
|                         |           |                         |       |              Cost        |
|                         |           |                         |       |              ----        |
|                         |           |AMCO - 100%              |       |SIC-100%      $57,000,000 |
|                         |           ---------------------------       ----------------------------
|NMHI - 100%              |
---------------------------                                             ----------------------------
                                                                        |     VETERINARY PET       |
                                                                        |     SERVICES, INC.       |
                                                                        |          (VPSI)          |
                                                                        |                          |------------------------------
                                                                        |Common Stock: 1,711,075   |
                                                                        |------------- Shares      |
                                                                        |                          |
                                                                        |              Cost        |
                                      ---------------------------       |              ----        |
                                      |     VETERINARY PET      |       |SIC-5.1%      $60,701     |
                                      |     INSURANCE CO.       |       |                          |
                                      |                         |       |Preferred-A   403,226     |
                                      |                         |------ |-----------   Shares      |
                                      |                         |       |                          |
                                      |                         |       |              Cost        |
                                      |                         |       |              -----       |
                                      |                         |       |SIC-100%      $1,121,613  |
                                      |                         |       |                          |
                                      |VPSI - 100%              |       |Preferred-B   250,596     |
                                      ---------------------------       |-----------   Shares      |
                                                                        |                          |
                                                                        |              Cost        |
                                                                        |              ----        |
                                                                        |SIC-96.5%     $672,968    |
                                                                        ----------------------------

                                                    NATIONWIDE(R)                                                  (middle)
  ------------------------------------------                                              ------------------------------------------
  |                                        |                                              |                                        |
  |           NATIONWIDE MUTUAL            |                                              |          NATIONWIDE MUTUAL             |
  |           INSURANCE COMPANY            |==============================================|        FIRE INSURANCE COMPANY          |
  |              (CASUALTY)                |                                              |               (FIRE)                   |
  |                                        |                                              |                                        |
  --------------------|---------------------                                              ------------------|-----------------------
  |  ||               |                                                                                     |
--|  ||               |--------------------------------------------------------------------|                |-----------------------
     ||                                                                                    |
     ||                                          |----------------------------------------------------------------------------------
     ||                                          |
     ||  --------------------------------        |   --------------------------------
     ||  |       FARMLAND MUTUAL        |        |   |     NATIONWIDE GENERAL       |
     ||  |      INSURANCE COMPANY       |        |   |      INSURANCE COMPANY       |
     ||  |Guaranty Fund                 |        |   |                              |
=====||==|------------                  |---|    |   |Common Stock:    20,000       |
         |Certificate                   |   |    |---|------------     Shares       |
         |-----------                   |   |    |   |                              |
         |                 Cost         |   |    |   |                 Cost         |
         |                 ----         |   |    |   |                 ----         |
         |Casualty         $500,000     |   |    |   |Casualty-100%    $5,944,422   |
         --------------------------------   |    |   --------------------------------
                                            |    |
         --------------------------------   |    |   --------------------------------
         |          F & B, INC.         |   |    |   |      NATIONWIDE PROPERTY     |
         |                              |   |    |   |         AND CASUALTY         |
         |Common Stock:    1 Share      |   |    |   |       INSURANCE COMPANY      |
         |------------                  |   |    |   |Common Stock:    60,000       |
         |                              |---|    |---|------------     Shares       |
         |                 Cost         |   |    |   |                              |
         |                 ----         |   |    |   |                 Cost         |
         |Farmland                      |   |    |   |                 ----         |
         |Mutual-100%       $10         |   |    |   |Casualty-100%    $6,000,000   |
         --------------------------------   |    |   --------------------------------
                                            |    |
         --------------------------------   |    |   --------------------------------
         |     COOPERATIVE SERVICE      |   |    |   |     NATIONWIDE ASSURANCE     |
         |           COMPANY            |   |    |   |            COMPANY           |
         |Common Stock:    600 Shares   |   |    |   |                              |
         |------------                  |----    |---|Common Stock:    1,750        |
         |                              |        |   |------------     Shares       |
         |                 Cost         |            |                              |
         |                 ----         |        |   |                 Cost         |
         |Farmland                      |        |   |                 ----         |
         |Mutual-100%      $5,336,063   |        |   |Casualty-100%    $41,750,000  |
         --------------------------------        |   --------------------------------
                                                 |
         --------------------------------        |   --------------------------------
         |          SCOTTSDALE          |        |   |    NATIONWIDE AGRIBUSINESS   |
         |       INSURANCE COMPANY      |        |   |       INSURANCE COMPANY      |
         |             (SIC)            |        |   |                              |
         |Common Stock:    30,136       |        |   |Common Stock:    1,000,000    |
     |---|------------     Shares       |--------|---|------------     Shares       |
     |   |                              |        |   |                              |
     |   |                              |        |   |                 Cost         |
     |   |                 Cost         |        |   |                 ----         |
     |   |                 ----         |        |   |Casualty-99.9%   $26,714,335  |
     |   |Casualty-100%    $150,000,500 |        |   |Other Capital:                |
     |   |                              |        |   |-------------                 |
     |   |                              |        |   |Casualty-Ptd.    $713,576     |
     |   --------------------------------        |   -------------------------------
     |                                           |
     |   --------------------------------        |   --------------------------------
     |   |         SCOTTSDALE           |        |   |       NATIONAL CASUALTY      |
     |   |        SURPLUS LINES         |        |   |            COMPANY           |
     |   |      INSURANCE COMPANY       |        |   |              (NC)            |
     |   |Common Stock:    10,000       |        |   |  Common Stock:  100 Shares   |
     |---|------------     Shares       |        |---|  -------------               |
     |   |                              |        |   |                              |
     |   |                 Cost         |        |   |                 Cost         |
     |   |                 ----         |        |   |                 ----         |
     |   |SIC-100%         $6,000,000   |        |   |Casualty-100%    $67,442,439  |
     |   |                              |        |   |                              |
     |   --------------------------------        |   ----------------|---------------
     |                                           |                   |
     |   --------------------------------        |   ----------------|---------------
     |   |      NATIONAL PREMIUM &      |        |   |     NCC OF AMERICAN, LTD.    |
     |   |    BENEFIT ADMINISTRATION    |        |   |           (INACTIVE)         |
     |   |           COMPANY            |        |   |                              |
     |   |Common Stock:    10,000       |        |   |                              |
  ---|---|------------     Shares       |        |   |                              |
     |   |                              |        |   |                              |
     |   |                 Cost         |        |   |                              |
     |   |                 ----         |        |   |                              |
     |   |SIC-100%         $10,000      |        |   |NC-100%                       |
     |   --------------------------------        |   --------------------------------
     |                                           |                   |
     |   --------------------------------        |   ----------------|---------------
     |   |             RP&C             |        |   |       NEWHOUSE CAPITAL       |
     |   |         INTERNATIONAL        |        |   |        PARTNERS, LLC         |
     |   |                              |        |   |                              |
     |   |Common Stock:    1,063        |        |   |                              |
-----    |------------     Shares       |---------   |                              |-----------------------------------------------
         |                              |            |                              |
         |                 Cost         |            |                              |
         |                 ----         |            |Casualty - 70%                |
         |Casualty-21.64% $2,400,740    |            |Fire     - 10%                |
         |                              |            --------------------------------
         --------------------------------

                                                                                                                        (right side)
                                                                                                            ------------------------
                                                                                                            |      NATIONWIDE      |
                                                                                                            |      FOUNDATION      |
                                                                                                            |                      |
                                                                                                            |      MEMBERSHIP      |
                                                                                                            |      NONPROFIT       |
                                                                                                            |     CORPORATION      |
                                                                                                            ------------------------

---------------------------------------------------------------------------------------------------------------------|
                                                                                                                     |
--|------------------------------------------|-------------------------------------------|--------------------|      |
  |                                          |                                           |                    |      |
  |                                          |                                           |                    |      |
  |     --------------------------------     |    --------------------------------       |     ---------------|------|--------------
  |     |         SCOTTSDALE           |     |    |       NATIONWIDE CASH        |       |     |          NATIONWIDE               |
  |     |      INDEMNITY COMPANY       |     |    |      MANAGEMENT COMPANY      |       |     |          CORPORATION              |
  |     |                              |     |    |                              |       |     |                                   |
  |     |                              |     |    |                              |       |     |Common Stock:    Control:          |
  |     |Common Stock:    50,000       |     |    |Common Stock:    100 Shares   |       |     |------------     -------           |
  |-----|------------     Shares       |     |----|------------                  |       |     |13,642,432       100%              |
  |     |                              |     |    |                 Cost         |       |     |         Shares     Cost           |
  |     |                 Cost         |     |    |                 ----         |       |     |         ------     ----           |
  |     |                 ----         |     |    |Casualty-100%    $11,226      |       |     |Casualty 12,992,922 $1,344,787,854 |
  |     |Casualty-100%    $8,800,000   |     |    |                              |       |     |Fire        649,510    118,038,022 |
  |     |                              |     |    |                              |       |     |          (See Page 2)             |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |                                          |                                           |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |     |         NATIONWIDE           |     |    |          NATIONWIDE          |       |     |         ALLNATIONS, INC.          |
  |     |      INDEMNITY COMPANY       |     |    |           ARENA LLC          |       |     |Common Stock:    12,206 Shares     |
  |     |       (NW INDEMNITY)         |     |    |                              |       |     |-------------    Cost              |
  |-----|Common Stock:    28,000       |     |----|                              |       |-----|                 ----              |
  |     |------------     Shares       |     |    |                              |       |     |Casualty-16.2%   $93,555           |
  |     |                              |     |    |                              |       |     |Fire-16.2%       $93,697           |
  |     |                 Cost         |     |    |                              |       |     |Preferred Stock  1,466 Shares      |
  |     |                 ----         |     |    |Casualty-90%                  |       |     |---------------  Cost              |
  |     |Casualty-100%    $594,529,000 |     |    |                              |       |     |                 ----              |
  |     |                              |     |    |                              |       |     |Casualty-6.8%    $100,000          |
  |     |                              |     |    |                              |       |     |Fire-6.8%        $100,000          |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |                                          |                                           |
  |     --------------------------------     |    --------------------------------       |     -------------------------------------
  |     |          LONE STAR           |     |    |          NATIONWIDE          |       |     |     NATIONWIDE INTERNATIONAL      |
  |     |     GENERAL AGENCY, INC.     |     |    |    EXCLUSIVE DISTRIBUTION    |       |     |           UNDERWRITERS            |
  |     |                              |     |    |     COMPANY, LLC (NEDCO)     |       |     |                                   |
  ------|Common Stock:    1,000        |     |----|                              |       |-----|Common Stock:    1,000             |
  |     |------------     Shares       |     |    |    Single Member Limited     |       |     |-------------    Shares            |
  |     |                              |     |    |       Liability Company      |       |     |                                   |
  |     |                 Cost         |     |    |                              |       |     |                 Cost              |
  |     |                 ----         |     |    |Casualty-100%                 |       |     |                 ----              |
  |     |Casualty-100%    $5,000,000   |     |    |                              |       |     |Casualty-100%    $10,000           |
  |     --------------||----------------     |    ---------------|----------------       |     -------------------------------------
  |                   ||                     |                   |                       |
  |     --------------||----------------     |    ---------------|----------------       |     -------------------------------------
  |     |        COLONIAL COUNTY       |     |    |          INSURANCE           |       |     |         CALFARM INSURANCE         |
  |     |        MUTUAL INSURANCE      |     |    |     INTERMEDIARIES, INC.     |       |     |              COMPANY              |
  |     |            COMPANY           |     |    |                              |       |     |                                   |
  |     |                              |     |    |Common Stock:   1,615 Shares  |       |     |Common Stock:   52,000             |
  |     |                              |     |    |-------------                 |       |-----|--------------   Shares            |
  |     |                              |     |    |                 Cost         |       |     |                                   |
  |     |Surplus Debentures:           |     |    |                 ----         |       |     |                 Cost              |
  |     |-------------------           |     |    |NEDCO-100%       $1,615,000   |       |     |                 ----              |
  |     |                 Cost         |     |    --------------------------------       |     |Casualty-100%    $106,164,995      |
  |     |                 ----         |     |                                           |     |                                   |
  |     |Colonial         $500,000     |     |    --------------------------------       |     ------------------|------------------
  |     |Lone Star         150,000     |     |    |       eNATIONWIDE, LLC       |       |                       |
  |     --------------------------------     |    |            (eNat)            |       |     ------------------|------------------
  |                                          |    |                              |       |     |       CALFARM INSURANCE           |
  |     --------------------------------     |    |                              |       |     |             AGENCY                |
  |     |      NATIONWIDE SERVICES     |     |----|     Single Member Limited    |       |     |                                   |
  |     |         COMPANY, LLC         |          |        Liability Company     |       |     |                                   |
  |     |                              |          |                              |       |     |                                   |
  |     |Single Member Limited         |     |____|                              |       |     |Common Stock:    1,000 shares      |
  |-----|Liability Company             |     |    |                              |       |     |-------------                      |
  |     |                              |     |    |                              |       |     |                                   |
  |     |                              |     |    |Casualty-100%                 |       |     |                                   |
  |     |Casualty-100%                 |     |    |                              |       |     |                                   |
  |     |                              |     |    --------------------------------       |     |CalFarm Insurance                  |
  |     --------------------------------     |                                           |     |Company - 100%                     |
  |                                          |    --------------------------------       |     ------------------|------------------
  |                                          |    |      DISCOVER INSURANCE      |       |                       |
  |     --------------------------------     |    |         COMPANY, LLC         |       |     ------------------|------------------
  |     |       AMERICAN MARINE        |     |    |                              |       |     |        CAL-AG INSURANCE           |
  |     |      UNDERWRITERS, INC.      |     |    |                              |       |     |            SERVICES               |
  |     |                              |     |    |   Single Member Limited      |       |     |                                   |
  |     |Common Stock:   20 Shares     |     |----|     Liability Company        |       |     |Common Stock:      100 Shares      |
  |-----|------------                  |     |    |                              |       |     |------------                       |
  |     |                 Cost         |     |    |                              |       |     |                                   |
  |     |                 ----         |     |    |eNat-100%                     |       |     |CalFarm Insurance                  |
  |     |Casualty-100%    $5,020       |     |    |                              |       |     |Agency-100%                        |
  |     |                              |     |    --------------------------------       |     -------------------------------------
  |     --------------------------------     |                                           |
  |                                          |    --------------------------------       |     ------------------------------------
  |     ---------------------------------    |    |   DISCOVER INSURANCE AGENCY  |       |     |        NATIONWIDE REALTY         |
  |     |     NATIONWIDE INSURANCE      |    |    |         OF TEXAS, LLC        |       |     |         INVESTORS, LTD           |
  |     |      COMPANY OF FLORIDA       |    |    |                              |       |     |                                  |
  |     |                               |    |    |      Single Member Limited   |       |     |                                  |
  |     |                               |    |----|        Liability Company     |       |     |                                  |
  |     |Common Stock:    10,000 Shares |    |----|                              |       ------|                                  |
--|-----|-------------                  |         |                              |             |                                  |
        |                 Cost          |         |                              |             |                                  |
        |                 ----          |         |                              |             |Casualty-84.1%                    |
        |Casualty-100%    $300,000,000  |         --------------------------------             |NW Life -15.9%                    |
        |                               |                                                      ------------------------------------
        ---------------------------------
                                                                                            Subsidiary Companies      -- Solid Line
                                                                                            Contractual Association   -- Double Line
                                                                                            Limited Liability Company -- Dotted Line

                                                                                            December 31, 2001

                                                                                                                       (Left Side)

              |----------------------------------|-----------------------------------|----------------------------------------------
              |                                  |                                   |
--------------|--------------      --------------|--------------      ---------------|-------------   -----------------------------
| NATIONWIDE LIFE INSURANCE |      |        NATIONWIDE         |      |     NATIONWIDE TRUST      |   |   NFS DISTRIBUTORS, INC.  |
|     COMPANY (NW LIFE)     |      |    FINANCIAL SERVICES     |      |      COMPANY, FSB         |   |           (NFSDI)         |
|                           |      |      CAPITAL TRUST        |      | Common Stock: 2,800,000   |   |                           |
| Common Stock: 3,814,779   |      | Preferred Stock:          |      | ------------  Shares      |   |                           |
| ------------  Shares      |      | ---------------           |      |               Cost        |   |                           |
|                           |      |                           |      |               ----        |   |                           |
| NFS-100%                  |      | NFS-100%                  |      | NFS-100%      $3,000,000  |   | NFS-100%                  |
---|-------------------------      -----------------------------      -----------------------------   --------------|--------------
   |
   |                                                                       |----------------------------------------|---------------
   |  -----------------------------                      ------------------|----------                --------------|--------------
   |  |        NATIONWIDE         |                      |    NATIONWIDE FINANCIAL   |                |     NATIONAL DEFERRED     |
   |  |      SECURITIES, INC.     |                      |  INSTITUTION DISTRIBUTORS |                |     COMPENSATION, INC.    |
   |  |                           |                      |    AGENCY, INC. (NFIDAI)  |                |                           |
   |  | Common Stock: 7,676       |                      |                           |                |                           |
   |--| ------------  Shares      |                      |                           |                |                           |
   |  |                           |                      |                           |                |                           |
   |  |               Cost        |                      | Common Stock: 1,000 Shares|                |                           |
   |  |               ----        |                      | ------------              |                |                           |
   |  | NW Life-100%  $5,996,261  |                      | NFSDI-100%                |                | NFSDI-100%                |
   |  -----------------------------                      --------------|--||----------                --------------||-------------
   |                                                                   |  ||                                        ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------               ||
   |  |    NATIONWIDE LIFE AND    |      |     FINANCIAL HORIZONS    | |  ||  |                     |               ||
   |  | ANNUITY INSURANCE COMPANY |      |    DISTRIBUTORS AGENCY    | |  ||  |                     |               ||
   |  |                           |      |      OF ALABAMA, INC.     | |  ||  |                     |               ||
   |  | Common Stock: 66,000      |      |                           | |  ||  |      FLORIDA        |               ||
   |--| ------------  Shares      |      | Common Stock: 10,000      | |  ||  |      RECORDS        |===============||
   |  |                           |      | ------------  Shares      |--  ||  |   ADMINISTRATOR,    |
   |  |                           |      |                           | |  ||  |        INC          |
   |  |               Cost        |      |               Cost        | |  ||  |                     |
   |  |               ----        |      |               ----        | |  ||  |                     |
   |  | NW Life-100% $158,070,003 |      | NFIDAI-100%   $100        | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |                                                                   |  ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  |   NATIONWIDE INVESTMENT   |      |    LANDMARK FINANCIAL     | |  ||  |                     |
   |  |   SERVICES CORPORATION    |      |        SERVICES OF        | |  ||  |                     |
   |  |                           |      |       NEW YORK, INC.      | |  ||  |                     |
   |  | Common Stock: 5,000       |      |                           | |  ||  |                     |
   |--| ------------  Shares      |      | Common Stock: 10,000      | |  ||  | FINANCIAL HORIZONS  |
   |  |                           |      | ------------  Shares      |--  ||==| DISTRIBUTORS AGENCY |
   |  |                           |      |                           | |  ||  |      OF OHIO, INC   |
   |  |               Cost        |      |               Cost        | |  ||  |                     |
   |  |               ----        |      |               ----        | |  ||  |                     |
   |  | NW Life-100% $529,728     |      | NFIDAI-100% $10,100       | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |                                                                   |  ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  |   NATIONWIDE FINANCIAL    |      |     FINANCIAL HORIZONS    | |  ||  |                     |
   |  |       ASSIGNMENT          |      |      SECURITIES CORP.     | |  ||  |                     |
   |  |        COMPANY            |      |                           | |  ||  |                     |
   |  |                           |      | Common Stock: 10,000      | |  ||  | FINANCIAL HORIZONS  |
   |--|                           |      | ------------  Shares      |--  ||==| DISTRIBUTORS AGENCY |
   |  |                           |      |                           | |  ||  |   OF OKLAHOMA, INC  |
   |  |                           |      |               Cost        | |  ||  |                     |
   |  |                           |      |               ----        | |  ||  |                     |
   |  | NW Life-100%              |      | NFIDAI-100% $153,000      | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |                                                                   |  ||
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  |        NATIONWIDE         |      |   AFFILIATE AGENCY, INC.  | |  ||  |                     |
   |  |       PROPERTIES, LTD.    |      |                           | |  ||  |                     |
   |  |                           |      |                           | |  ||  |                     |
   |  | Units:                    |      | Common Stock: 100         | |  ||  | FINANCIAL HORIZONS  |
   |--| ------                    |      | ------------  Shares      |--  ||==| DISTRIBUTORS AGENCY |
   |  |                           |      |                           | |  ||  |    OF TEXAS, INC    |
   |  |                           |      |               Cost        | |  ||  |                     |
   |  | NW Life-97.6%             |      |               ----        | |  ||  |                     |
   |  | NW Mutual-2.4%            |      | NFIDAI-100%   $100        | |  ||  |                     |
   |  -----------------------------      ----------------------------- |  ||  -----------------------
   |  -----------------------------                                    |  ||
   |  |   NATIONWIDE COMMUNITY    |      ----------------------------- |  ||  -----------------------
   |  |   DEVELOPMENT CORP., LLC  |      |   NATIONWIDE FINANCIAL    | |  ||  |      AFFILIATE      |
   |  |                           |      | INSTITUTION DISTRIBUTORS  | |  ||  |      AGENCY OF      |
   |  | Units:                    |      |     INSURANCE AGENCY,     | |  ||  |      OHIO, INC      |
   |--| ------                    |      |       INC. OF MASS.       | |  ||  |                     |
   |  |                           |      |                           |--  ||  |Common Stock: 750    |
   |  |                           |      |Common Stock: 100 Shares   | |  ||--|------------  Shares |
   |  | NW Life-67%               |      |------------               | |      |                     |
   |  | NW Indemnity-33%          |      |                           | |      |                     |
   |  -----------------------------      |NFIDAI-100%                | |      |NFIDAI-100%          |
   |                                     ----------------------------- |      -----------------------
   |  -----------------------------      ----------------------------- |
   |  |   NATIONWIDE AFFORDABLE   |      |   NATIONWIDE FINANCIAL    | |
   |  |       HOUSING, LLC        |      | INSTITUTION DISTRIBUTORS  | |
   |  |                           |      |        AGENCY, INC.       | |
   |  |                           |      |       OF NEW MEXICO       |--
    --|                           |      |                           |
      |                           |      |Common Stock: 100 Shares   |
      |                           |      |------------               |
      | NW Life-45%               |      |                           |
      | NW Indemnity-45%          |      |NFIDAI-100%                |
      -----------------------------      -----------------------------

                                                                                                                           (Center)
                                                           NATIONWIDE(R)
--------------------------------------------------                                --------------------------------------------------
|               NATIONWIDE MUTUAL                |                                |                NATIONWIDE MUTUAL               |
|               INSURANCE COMPANY                |================================|            FIRE INSURANCE COMPANY              |
|                  (CASUALTY)                    |                   |            |                    (FIRE)                      |
--------------------------------------------------                   |            --------------------------------------------------
                                                                     |
                                                  -----------------------------------------
                                                  |    NATIONWIDE CORPORATION (NW CORP)   |
                                                  |   COMMON STOCK:           CONTROL:    |
                                                  |   ------------            -------     |
                                                  |    13,642,432               100%      |
                                                  |             SHARES     COST           |
                                                  |             ------     ----           |
                                                  |CASUALTY     12,992,922 $1,344,787,854 |
                                                  |FIRE            649,510    118,038,022 |
                                                  -------------------|---------------------
                                                                     |--------------------------------------------------------------
                                                      ---------------|-------------
                                                      |    NATIONWIDE FINANCIAL   |
                                                      |    SERVICES, INC. (NFS)   |
                                                      |                           |
                                                      |Common Stock:  Control:    |
                                                      |------------   -------     |
                                                      |                           |
                                                      |                           |
                                                      |Class A      Public-100%   |
                                                      |Class B      NW Corp-100%  |
                                                      ---------------|-------------
                                                                     |
-------------------------------------|-------------------------|--------------------------|-------------------------|------------
                                     |                         |                          |              -----------|------------
                         ------------|------------ ------------|------------ -------------|------------ |    GARTMORE GLOBAL     |
                         |  NATIONWIDE FINANCIAL | | NATIONWIDE FINANCIAL  | |PENSION ASSOCIATES, INC.| |    INVESTMENTS, INC.   |
                         |    SERVICES CAPITAL   | |SERVICES (BERMUDA) INC.| |Common Stock: 1,000     | |Common Stock:  958,750  |
                         |        TRUST II       | |Common Stock: 250,000  | |------------  Shares    | |-------------    Shares |
                         |                       | |------------- Shares   | |                        | |NFS-96%                 |
                         |                       | |              Cost     | |              Cost      | |Preferred Stock: 500,000|
                         |                       | |              ----     | |              ----      | |---------------  Shares |
                         | NFS-100%              | |NFS-100%   $13,500,000 | | NFS-100%     $2,839,392| |NFS-100%                |
                         ------------------------- ------------------------- -------------------------- ------------|-------------
                                                                                                                    |
--------------|-----------------------|--------------------------|                        |-------------------------|---------------
              |        ---------------|------------ -------------|------------ -----------|------------- -----------|-------------
              |        |THE 401(k) COMPANIES, INC.| |  NATIONWIDE RETIREMENT | |  GARTMORE S.A. CAPITAL| |    GARTMORE MORLEY    |
              |        |         (401(k))         | |   SOLUTIONS, INC. (NRS)| |     TRUST (GSA)       | |       FINANCIAL       |
              |        |                          | |Common Stock:  236,494  | |                       | |SERVICES, INC. (MORLEY)|
              |        |Common Stock:   Control   | |-------------  Shares   | |                       | |Common Stock:  82,343  |
              |        |-------------   -------   | |                        | |                       | |------------   Shares  |
              |        |Class A        Other-100% | |                        | |                       | |VILLANOVA CAPITAL, INC.|
              |        |Class B        NFSDI-90%  | |NFSDI-100%              | |DELAWARE BUSINESS TRUST| |-100%                  |
              |        --------|------------------- -------------|------------ -----------------|------- -----------|-------------
              |                |                                 |                              |                   |
              |                |                                 |                              |                   |------------|
              |                |                                 |                              |                                |
--------------|------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
|  NATIONWIDE RETIREMENT  |    |   |   NATIONWIDE RETIREMENT  |  |  |NATIONWIDE RETIREMENT   |  |  |          GARTMORE        |  |
|   PLAN SERVICES, INC.   |    |   |SOLUTIONS, INC. OF ALABAMA|  |  |  SOLUTIONS, INC. OF    |  |  | INVESTORS SERVICES, INC. |  |
|                         |    |   |                          |  |  |      NEW MEXICO        |  |  |                          |  |
|Common Stock:  Control:  |    |   |Common Stock: 10,000      |  |  | Common Stock: 1,000    |  |  |Common Stock: 5           |  |
|-------------  --------  |    |   |------------- Shares      |--|--| ------------- Shares   |  |--|------------- Shares      |  |
|Class A          NFS-100%|    |   |              Cost        |  |  |               Cost     |  |  |              Cost        |  |
|Class B        NFSDI-100%|    |   |              ----        |  |  |               ----     |  |  |              ----        |  |
|                         |    |   |NRS-100%      $1,000      |  |  |NRS-100%       $1,000   |  |  |GSA-100%      $5,000      |  |
---------------------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
                               |                                 |                              |                                |
---------------------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
|    401(k) INVESTMENT    |    |   |  NATIONWIDE RETIREMENT   |  |  | NATIONWIDE RETIREMENT  |  |  |  NATIONWIDE GLOBAL FUNDS |  |
|      SERVICES, INC.     |    |   |SOLUTIONS, INC. OF ARIZONA|  |  |  SOLUTIONS, INC. OF    |  |  |                          |  |
|                         |    |   |                          |  |  |      SO. DAKOTA        |  |  |                          |  |
|Common Stock: 1,000,000  |    |   |Common Stock: 1,000       |  |  | Common Stock: 1,000    |  |  |                          |  |
|------------  Shares     |----|   |------------- Shares      |--|--| ------------- Shares   |  |==|     LUXEMBOURG SICAV     |  |--
|                         |    |   |              Cost        |  |  |               Cost     |  |  |                          |  |
|               Cost      |    |   |              ----        |  |  |               ----     |  |  |                          |  |
|               ----      |    |   |NRS-100%      $1,000      |  |  |NRS-100%       $1,000   |  |  |                          |  |
|401(k)-100%    $7,800    |    |   ----------------------------  |  --------------------------  |  ----------------------------  |
---------------------------    |                                 |                              |                                |
                               |   ----------------------------  |  --------------------------  |  ----------------------------  |
---------------------------    |   |   NATIONWIDE RETIREMENT  |  |  | NATIONWIDE RETIREMENT  |  |  |   GARTMORE DISTRIBUTION  |  |
|    401(k) INVESTMENT    |    |   |    SOLUTIONS, INC. OF    |  |  |    SOLUTIONS, INC.     |  |  |      SERVICES, INC.      |  |
|      ADVISORS, INC.     |    |   |         ARKANSAS         |  |  |       OF WYOMING       |  |  |                          |  |
|                         |    |   |Common Stock: 50,000      |-----|Common Stock: 500 Shares|  |--|Common Stock: 10,000      |  |--
|Common Stock:  1,000     |    |   |------------- Shares      |  |  |-------------           |  |  |------------- Shares      |  |
|------------   Shares    |----|   |              Cost        |  |  |              Cost      |  |  |              Cost        |  |
|                         |    |   |              ----        |  |  |              ----      |  |  |              ----        |  |
|               Cost      |    |   |NRS-100%      $500        |  |  |NRS-100%      $500      |  |  |GSA-100%      $146,653    |  |
|               ----      |    |   ----------------------------  |  --------------------------  |  ----------------------------  |
|401(k)-100%    $1,000    |    |                                 |                              |                                |
---------------------------    |   ----------------------------  |  --------------------------  |  ----------------------------  |
                               |   |   NATIONWIDE RETIREMENT  |  |  |  NATIONWIDE RETIREMENT |  |  |   CORVIANT CORPORATION   |  |
---------------------------    |   |      SOLUTIONS, INS.     |  |  |     SOLUTIONS, INC.    |  |  |           (CC)           |  |
|   THE 401(k) COMPANY    |    |   |       AGENCY, INC.       |  |  |         OF OHIO        |  |  |Common Stock:      450,000|  |
|                         |    |   |Common Stock: 1,000       |  |  |                        |  |  |------------       Shares |  |
|Common Stock: 855,000    |    |   |------------- Shares      |--|==|                        |   --|Series A Preferred:250,000|  |--
|------------  Shares     |----|   |                          |  |  |                        |     |------------------ Shares |  |
|                         |    |   |              Cost        |  |  |                        |     |                   Cost   |  |
|              Cost       |    |   |              ----        |  |  |                        |     |                   ----   |  |
|              ----       |    |   |NRS-100%      $1,000      |  |  |                        |     |GSA-100%       $10,000,000|  |
|401(k)-100%   $1,000     |    |   ----------------------------  |  --------------------------     -----------------|----------  |
---------------------------    |                                 |                                                  |            |
                               |   ----------------------------  |  --------------------------     -----------------|----------  |
---------------------------    |   |  NATIONWIDE RETIREMENT   |  |  | NATIONWIDE RETIREMENT  |     | VILLANOVA SECURITIES, LLC|  |
|                         |    |   |SOLUTIONS, INC. OF MONTANA|  |  |  SOLUTIONS, INC. OF    |     |                          |  |
|                         |    |   |                          |  |  |        OKLAHOMA        |     |                          |  |
|  RIVERVIEW AGENCY, INC. |    |   |Common Stock: 500         |  |  |                        |     |                          |  |
|                         |====|   |------------- Shares      |--|==|                        |     |                          |   --
|                         |        |              Cost        |  |  |                        |     |                          |
|                         |        |              ----        |  |  |                        |     |                          |
|                         |        |NRS-100%      $500        |  |  |                        |     |CC-100%                   |
---------------------------        ----------------------------  |  --------------------------     ----------------------------
                                                                 |
                                   ----------------------------  |  --------------------------
                                   |   NATIONWIDE RETIREMENT  |  |  |  NATIONWIDE RETIREMENT |
                                   | SOLUTIONS, INC. OF NEVADA|  |  |     SOLUTIONS, INC.    |
                                   |                          |  |  |        OF TEXAS        |
                                   |Common Stock: 1,000       |-- ==|                        |
                                   |------------- Shares      |     |                        |
                                   |              Cost        |     |                        |
                                   |              ----        |     |                        |
                                   |NRS-100%      $1,000      |     |                        |
                                   ----------------------------     --------------------------

                                                                                                                            (Right)
















-------------------------------------------------------|--------------------------------------|
                                                       |                                      |
                                                       |                                      |
                                                       |                                      |
                                                       |                                      |
                        |                              |                                      |
                        |                              |                                      |
                        |                              |                                      |
                        |                              |                                      |
         ---------------|--------------   -------------|-----------------        -------------|--------------
         |     NATIONWIDE GLOBAL      |   |       GATES MCDONALD        |        |        NATIONWIDE        |
         |    HOLDINGS, INC. (NGH)    |   |      & COMPANY (GATES)      |        |HEALTH PLANS, INC. (NHP)  |
         |                            |   |                             |        |                          |
         |Common Stock:   1 Share     | --|Common Stock:  254 Shares    |    |---|Common Stock:  100 Shares |
         |------------                | | |------------                 |    |   |------------              |
         |               Cost         | | |               Cost          |    |   |               Cost       |
         |               ----         | | |               ----          |    |   |               ----       |
         |NW Corp.-100%  $794,465,454 | | |NW Corp.-100%  $25,683,532   |    |   |                          |
         |                            | | |------------------------------    |   |NW Corp.-100%  $19,103,732|
         |(See Page 3)                | | |                                  |   ----------------------------
-----------------------|--------------- | |------------------------------    |   ----------------------------
         --------------|--------------- | |  MEDPROSOLUTIONS, INC.      |    |   |    NATIONWIDE MANAGEMENT |
         |     EAGLE ACQUISITION      | | |                             |    |   |        SYSTEMS, INC.     |
         |       CORPORATION          | |-|               Cost          |    |   |                          |
         |NFS-100%                    | | |               ----          |    |---|Common Stock:  100 Shares |
         ------------------------------ | |Gates-100%     $6,700,000    |    |   |-------------             |
         ------------------------------ | |                             |    |   |               Cost       |
         |    GARTMORE MUTUAL FUND    | | |                             |    |   |               ----       |
         |       CAPITAL TRUST        | | -------------------------------    |   |NHP Inc.-100%  $25,149    |
----|----|                            | |                                    |   ----------------------------
    |    |                            | | |------------------------------    |   ----------------------------
    |    |                            | | |     GATES MCDONALD &        |    |   |         NATIONWIDE       |
    |    |                            | | | COMPANY OF NEW YORK, INC.   |    |   |        AGENCY, INC.      |
    |    |                            | --|                             |    |   |                          |
    |    |                            | | |Common Stock:  3 Shares      |    |---|Common Stock:  100 Shares |
    |    |   DELAWARE BUSINESS TRUST  | | |------------                 |        |------------              |
    |    ------------------------------ | |               Cost          |        |               Cost       |
    |                                   | |               ----          |        |               ----       |
    |    ------------------------------ | |Gates-100%     $106,947      |        |NHP Inc.-99%   $116,077   |
    |    |        NORTHPOINTE         | | -------------------------------        ----------------------------
    |    |        CAPITAL LLC         | |
    |    |                            | | -------------------------------
    |----|                            | | |      GATES MCDONALD &       |
         |                            | | |     COMPANY OF NEVADA       |
         |                            | --|                             |
         |                            | | |Common Stock:  40 Shares     |
         |VILLANOVA CAPITAL, INC.-65% | | |------------                 |
         ------------------------------ | |               Cost          |
                                        | |               ----          |
                                        | |Gates-100%     $93,750       |
                                        | -------------------------------
                                        |
                                        | -------------------------------
                                        | |       GATES MCDONALD        |
                                        | |      HEALTH PLUS, INC.      |
                                        --|                             |
                                        | |Common Stock:  200 Shares    |
                                        | |------------                 |
                                        | |               Cost          |
                                        | |               ----          |
                                        | |Gates-100%     $2,000,000    |
                                        | -------------------------------
                                        |
                                        | -------------------------------
                                        | |NEVADA INDEPENDENT COMPANIES-|
                                        | |MANUFACTURING TRANSPORTATION |
                                        | |       AND DISTRIBUTION      |
                                        --|                             |
                                        | |Common Stock:  1,000 Shares  |
                                        | |------------                 |
                                        | |Gates-100%                   |
                                        | -------------------------------
                                        |
                                        | -------------------------------
                                        | |      NEVADA INDEPENDENT     |
                                        | |     COMPANIES-HEALTH AND    |
                                        --|           NONPROFIT         |
                                        | |Common Stock:  1,000 Shares  |
                                        | |------------                 |
                                        | |                             |
                                        | |Gates-100%                   |
                                        | -------------------------------
                                        |
                                        | -------------------------------
                                        | |     NEVADA INDEPENDENT      |
                                        | |   COMPANIES-CONSTRUCTION    |
                                        --|                             |
                                        | |Common Stock:  1,000 Shares  |
         ------------------------------ | |------------                 |
         | GARTMORE MORLEY CAPITAL    | | |                             |
         |         MANAGEMENT         | | |Gates-100%                   |
         |                            | | -------------------------------
---------|Common Stock:  500 Shares   | |
         |-------------               | | -------------------------------
         |                Cost        | | |     NEVADA INDEPENDENT      |
         |                ----        | | | COMPANIES-HOSPITALITY AND   |       Subsidiary Companies      -- Solid Line
         |Morley-100%     $5,000      | --|         ENTERTAINMENT       |       Contractual Association   -- Double Line
         ------------------------------   |                             |       Limited Liability Company -- Dotted Line
                                          |Common Stock:  1,000 Shares  |
         ------------------------------   |------------                 |
         |     UNION BOND & TRUST     |   |                             |
         |           COMPANY          |   |Gates-100%                   |       December 31, 2001
         |                            |   -------------------------------
---------|Common Stock:  2,000 Shares |
         |------------                |
         |               Cost         |                                                                             Page 2
         |               ----         |
         |Morley-100%    $50,000      |
         ------------------------------
                      |
         ----------------------------
         |    GARTMORE MORLEY &     |
         |     ASSOCIATES, INC.     |
         |                          |
         |Common Stock: 3,500       |
---------|------------- Shares      |
         |              Cost        |
         |              ----        |
         |Morley-100%   $1,000      |
         ----------------------------





                                                                                                                         (Left side)































                      |--------------------------------------------|------------------------------------------|---------------------
                      |                                            |                                          |
      ----------------|---------------            -----------------|-----------------       ------------------|----------------
      |     GARTMORE GLOBAL ASSET    |            |   NATIONWIDE GLOBAL, LIMITED    |       |                NGH              |
      |       MANAGEMENT TRUST       |            |                                 |       |          NETHERLANDS B.V.       |
      |          (GGAMT)             |            | Common Stock: 20,343,752 Shares |       | Common Stock:       40 Shares   |
      |                              |            | -------------       Shares      |       | -------------                   |
      |                              |            |                     ------      |       |                     Cost        |
      |                              |            |  NGH                20,343,751  |       |                     -----       |
      | NGH - 100%                   |            |  LUX SA             1           |       | NGH - 100%          NLG 52,500  |
      ----------------|---------------            -----------------------------------       -----------------------------------
                      |
                      |                 |--------------------------|--------------------|-------------------------------------------
                      |                 |                          |                    |
      ----------------|---------------  |         -----------------|-----------------   |   -----------------------------------
      |       NATIONWIDE ASSET       |  |         |      GARTMORE INVESTMENT        |   |   |          GARTMORE FUND          |
      |   MANAGEMENT HOLDINGS, LTD.  |  |         |         SERVICES LTD.           |   |   |          MANAGERS LTD.          |
      |           (NAMHL)            |  |    |----|             (GISL)              |   |---|             (GFM)               |
      |                              |  |    |    |                                 |   |   |                                 |
      |                              |  |    |    | GIM - 80%                       |   |   | GIM - 99.99%                    |
      | GGAMT - 100%                 |  |    |    | GNL - 20%                       |   |   | GSL - .01%                      |
      ----------------|---------------  |    |    -----------------------------------   |   ------------------|----------------
                      |                 |    |                                          |                     |
                      |                 |    |                                          |                     |
                      |                 |    |                                          |                     |
      ----------------|---------------  |    |    -----------------------------------   |   ------------------|----------------
      |     NATIONWIDE UK ASSET      |  |    |    |       GARTMORE INVESTMENT       |   |   |                                 |
      |  MANAGEMENT HOLDINGS, LTD.   |  |    |    |         SERVICES GMBH           |   |   |       FENPLACE LIMITED          |
      |          (NUKAMHL)           |  |    |----|                                 |   |---|                                 |
      |                              |  |    |    |                                 |   |   |                                 |
      | NAMHL - 100%                 |  |    |    | GISL - 100%                     |   |   | GFM - 100%                      |
      ----------------|---------------  |    |    -----------------------------------   |   -----------------------------------
                      |                 |    |                                          |
                      |                 |    |                                          |
                      |                 |    |                                          |
      ----------------|---------------  |    |    -----------------------------------   |
      |   NATIONWIDE UK HOLDING      |  |    |    |      GARTMORE FUND MANAGERS     |   |
      |       COMPANY, LTD.          |  |    |    |       INTERNATIONAL LIMITED     |   |
      |          (NUKHCL)            |  |    |    |              (GFMI)             |   |
      |                              |  |    |----|                                 |   |
      |                              |  |    |    | GISL - 99.99%                   |   |
      | NUKAMHL - 96.1%              |  |    |    | GSL - .01%                      |   |
      ----------------|---------------  |    |    -----------------|-----------------   |
                      |                 |    |                     |                    |
                      |                 |    |                     |                    |
                      |                 |    |                     |                    |
      ----------------|---------------  |    |    -----------------|-----------------   |   -----------------------------------
      |     ASSET MANAGEMENT         |  |    |    |      GARTMORE SECRETARIES       |   |   |    GARTMORE SECURITIES LTD.     |
      |       HOLDINGS PLC           |  |    |    |          (JERSEY) LTD.          |   |   |               (GSL)             |
      |          (AMH)               |  |    |    |                                 |   |   |                                 |
      |                              |  |    |----| GFMI - 94%                      |   |---|                                 |
      |                              |  |         | GSL - 3%                        |       | GIM - 99.99%                    |
      | NUKHCL - 100%                |  |         | GIM - 3%                        |       | GNL - .01%                      |
      ----------------|---------------  |         -----------------------------------       -----------------------------------
                      |                 |
                      |                 |
                      |                 |
      ----------------|---------------  |
      |    GARTMORE INVESTMENT       |  |
      |       MANAGEMENT PLC         |  |
      |          (GIM)               |  |
      |                              |--|
      | AMH - 99.99%                 |
      | GNL - .01%                   |
      --------------------------------

                                                                                                                            (Center)
                                                          NATIONWIDE(R)

                         ---------------------------------             ----------------------------------
                         |       NATIONWIDE MUTUAL       |             |        NATIONWIDE MUTUAL       |
                         |       INSURANCE COMPANY       |=============|     FIRE INSURANCE COMPANY     |
                         |           (CASUALTY)          |     |       |            (FIRE)              |
                         ---------------------------------     |       ----------------------------------
                                                               |
                                                               |
                                           --------------------|--------------------
                                           |   NATIONWIDE CORPORATION (NW CORP)    |
                                           |        COMMON STOCK:    CONTROL:      |
                                           |        -------------    --------      |
                                           |           13,642,432       100%       |
                                           |             SHARES          COST      |
                                           |             ------          ----      |
                                           | CASUALTY  12,992,922   $1,344,787,854 |
                                           | FIRE         649,510      118,038,022 |
                                           --------------------|--------------------
                                                               |
                                                ---------------|----------------
                                                |      NATIONWIDE GLOBAL       |
                                                |     HOLDINGS, INC. (NGH)     |
                                                |  Common Stock:   1 Share     |
                                                |  -------------               |
                                                |                              |
                                                |                Cost          |
                                                |                ----          |
                                                | NW Corp.-100%  $749,465,454  |
                                                ---------------|----------------
                                                               |
---------------------------------------|-----------------------|------------------------|-------------------------------------------
                                       |                                                |
                        ---------------|----------------                ----------------|---------------
                        |          NATIONWIDE          |                |       NATIONWIDE GLOBAL      |
                        |      SERVICES SP. ZO.O.      |                |          JAPAN, INC.         |
                        | Common Stock:    80 Shares   |                | Common Stock:   100 Shares   |
                        | ------------                 |                | -------------                |
                        |                  Cost        |                |                     Cost     |
                        |                  ----        |                |                     ----     |
                        | NGH - 100%       4,000 PLN   |                | NGH - 100%          $100     |
                        --------------------------------                --------------------------------

----------------|-----------------------------------------------|-------------------------------------------------------------------
                |                                               |
                |       --------------------------------        |       --------------------------------
                |       |  GARTMORE INVESTMENT LTD.    |        |       |    DAMIAN SECURITIES LTD.    |
                |       |           (GIL)              |        |       |                              |
                |-------|                              |        |-------|                              |
                |       | GIM - 50%                    |        |       | GIM - 50%                    |
                |       | GNL - 50%                    |        |       | GSL - 50%                    |
                |       ---------------|----------------        |       --------------------------------
                |                      |                        |
                |                      |                        |
                |       ---------------|----------------        |       --------------------------------
                |       |       GARTMORE JAPAN         |        |       |    GARTMORE NOMINEES LTD.    |
                |       |          LIMITED             |        |       |             (GNL)            |
                |       |                              |        |-------|                              |
                |       | GIL - 100%                   |        |       | GIM - 99.99%                 |
                |       |                              |        |       | GSL - .01%                   |
                |       --------------------------------        |       --------------------------------
                |                                               |
                |                                               |
                |       --------------------------------        |       --------------------------------
                |       |     GARTMORE 1990 LTD.       |        |       |    GARTMORE PENSION FUND     |
                |       |     (GENERAL PARTNER)        |        |       |        TRUSTEES, LTD.        |
                |-------|                              |        |-------|                              |
                |       | GIM - 50%                    |        |       | GIM - 99%                    |
                |       | GSL - 50%                    |        |       | GSL - 1%                     |
                |       --------------------------------        |       --------------------------------
                |                                               |
                |                                               |
                |       --------------------------------        |       --------------------------------
                |       |    GARTMORE INDOSUEZ UK      |        |       |       GIL NOMINEES LTD.      |
                |       |  RECOVERY FUND (G.P.) LTD.   |        |       |                              |
                |-------|                              |        |-------|                              |
                |       | GIM - 50%                    |        |       | GIM - 50%                    |
                |       | GNL - 50%                    |        |       | GSL - 50%                    |
                |       --------------------------------        |       --------------------------------
                |                                               |
                |                                               |
                |       --------------------------------        |
                |       |  GARTMORE 1990 TRUSTEE LTD.  |        |
                |       |    (GENERAL PARTNER)         |        |
                |-------|                              |        |
                        | GIM - 50%                    |
                        | GSL - 50%                    |
                        --------------------------------

                                                                                                                      (Right side)































------------------|---------|-----------------|------------------------------------|
                  |         |                 |                                    |
   ---------------|-------- | ----------------|----------------   -----------------|---------------
   |   NATIONWIDE GLOBAL  | | |    NATIONWIDE TOWARZYSTWO     |   |   NATIONWIDE GLOBAL HOLDINGS, |
   |     FINANCE, LLC     | | |   UBEZPIECZEN NA ZYCIE SA     |   |    INC. - LUXEMBOURG BRANCH   |
   |                      | | |                               |   |            (BRANCH)           |
   | Single Member Limited| | | Common Stock: 1,952,000 Shares|   |                               |
   |    Liability Company | | | ------------                  |   |                               |
   |                      | | |                               |   |                               |
   | NGH - 100%           | | | NGH - 100%                    |   | Endowment Capital - $1,000,000|
   ------------------------ | ----------------|----------------   -----------------|---------------
                            |                 |                                    |
-|                          |                 |                                    |
 |                          |                 |                                    |
 |                          | ----------------|----------------   ---------------------------------
 |                          | |     NATIONWIDE FINANCIAL      |   |      NGH LUXEMBOURG S.A.      |
 |                          | |           SP. 2 O.O.          |   |            (LUX SA)           |
 |                          | |                               |   |                               |
 |                          | |                               | |-|Common Stock:    5,894 Shares  |
 |                          | | Common Stock: 40,950 Shares   | | |------------                   |
 |                          | | ------------                  | | |                 Cost          |
 |                          | |                               | | |                 -----         |
 |                          | | NGH - 100%                    | | |BRANCH-99.98%      115,470,723 |
 |                          | |                               | | |                   EURO        |
 |                          | --------------------------------- | ---------------------------------
 |                          |                                   |
 |                          |                                   |
 |                          | --------------------------------- | ---------------------------------
 |                          | |        SIAM AR-NA-KHET        | | |         NGH UK, LTD.          |
 |                          | |      COMPANY LTD. (SIAM)      | | |                               |
 |                          |-|                               | |-|                               |
 |                          | |                               | | |                               |
 |                          | | NGH - 48.99%                  | | | LUX SA - 100%                 |
 |                          | ----------------|---------------- | ---------------------------------
 |                          |                 |                 |
 |                          |                 |                 |
 | ------------------------ | ----------------|---------------- | ---------------------------------  -------------------------------
 | |   GARTMORE CAPITAL   | | |   NATIONWIDE LIFE ASSURANCE   | | |  NATIONWIDE GLOBAL HOLDINGS   |  |NATIONWIDE HOLDINGS SA (NHSA)|
 | |    MANAGEMENT LTD.   | | |          COMPANY LTD.         | | |  - NGH BRASIL PARTICIPACOES   |  |                             |
 | |         (GCM)        | | |                               | | |      LTDA (NGH BRASIL)        |  |                             |
 |-|                      | | |                               | |-|                               |  |       Shares      Cost      |
 | |                      | | |                               | | |         Shares     Cost       |--|       ------      ----      |
 | |                      | | |                               | | |         ------     -----      |  |NGH                          |
 | | GIM - 99.99%         | | | NGH - 24.3%                   | | | LUX SA  6,164,899  R6,164,889 |  |BRASIL 42,900,999 R42,900,999|
 | | GSL - .01%           | | | SIAM - 37.7%                  | | | NGH     1          R1         |  |LUX SA 1          R1         |
 |  ------------------------| --------------------------------- | -----------------|---------------  ---------------|---------------
 |                          |                                   |                  |                                |
 |                          |                                   |                  |                                |
 |  ------------------------| --------------------------------- | -----------------|---------------  ---------------|---------------
 | |  GARTMORE U.S. LTD,  | | |    SBSC LTD (THAILAND)        | | |   NATIONWIDE SEGURADORA S.A.  |  |  DINAMICA PARTICIPACOES SA  |
 | |         (GUS)        | | |                               | | |                               |  |           (DPSA)            |
 | |                      | | |                               | | |         Shares     Cost       |  |       Shares      Cost      |
 --|                      | | | Common Stock:  24,500 Shares  | | |         ------     -----      |  |       ------      ----      |
 | |                      | |-| ------------                  | | | NGH                           |  |NHSA  132,522,386 R14,723,256|
 | |                      |   |                               | | | BRASIL  9,999,999  R9,999,999 |  |NGH                          |
 | | GCM - 100%           |   | NGH - .01%                    | | | LUX SA  1          R1         |  | BRASIL 1         R1,472     |
 | ------------------------   | SIAM - 48.98%                 | | ---------------------------------  ---------------|---------------
 |                            --------------------------------- |                                                   |
 |                                                              |                                                   |
 |--------------------------  --------------------------------- |                                    ---------------|---------------
 ||GARTMORE GLOBAL PARTNERS | |        PANEUROLIFE (PEL)      | |                                    |  NATIONWIDE MARITIMA VIDA e |
 || (GENERAL PARTNER)       | |                               | |                                    |        PREVIDENCIA SA       |
 ||                         | | Common Stock: 1,300,000 Shares| |                                    | Common Stock:   134,822,225 |
 -|                         | | -------------   Cost          |--                                    | ------------    Shares      |
  | GUS - 50%               | |                 ----          |                                      |                             |
  | GSL - 50%               | | LUX SA - 100%   3,817,832,685 |                                      |                 Cost        |
  ------------------------- | | LUF                           |                                      |                 ----        |
                              -----------------|---------------                                      | DSPA - 86.4%    R14,128,512 |
                                               |                                                     -------------------------------
                                               |
                              -----------------|---------------
                              |           VERTBOIS, SA        |
                              |                               |
                              |                               |
                              |                               |
                              | PEL - 99.99%                  |
                              | LUX SA - .01%                 |
                              ---------------------------------                         Subsidiary Companies--
                                                                                        Contractual Association--
                                                                                        Limited Liability Company--

                                                                                        December 31, 2001

Item 27.      NUMBER OF CONTRACT OWNERS

              Not applicable.

Item 28.      INDEMNIFICATION

              Provision is made in the Company's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.      PRINCIPAL UNDERWRITER

             (a) Federated Securities Corp. acts as principal underwriter and general distributor for Nationwide Variable Account - 11, a separate investment account of Nationwide Life Insurance Company.


                    Additionally, Federated Securities Corp. acts as principal underwriter, depositor, sponsor, or investment adviser to the following investment companies:



                    Cash Trust Series II; Cash Trust Series, Inc.; CCMI Funds; Edward Jones Money Market Fund; Cash Trust; Federated Limited Duration Government Fund, Inc.; Federated American Leaders Fund, Inc.; Federated ARMs Fund; Federated Core Trust; Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated Fund for U.S. Government Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated International Series, Inc.; Federated Investment Series Funds, Inc.; Federated Managed Allocation Portfolios; Federated Municipal Opportunities Fund, Inc.; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Short-Term Municipal Trust; Federated Stock and Bond Fund, Inc.; Federated Stock Trust; Federated Total Return Series, Inc.; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated Total Return Government Bond Fund; Federated Utility Fund, Inc.; Federated World Investment Series, Inc.; FirstMerit Funds; Hibernia Funds; Independence One Mutual Funds; Intermediate Municipal Trust; Marshall Funds; Money Market Obligations Trust; Regions Morgan Keegan Select Funds; RIGGS Funds; SouthTrust Funds; Wachovia Variable Insurance Funds; The Wachovia Funds; The Wachovia Municipal Funds; and Vision Group of Funds.

(b)                             FEDERATED SECURITIES CORP.
                                   DIRECTORS AND OFFICERS

                  Richard B. Fisher, Chairman
                  John B. Fisher, President-Institutional Sales James F. Getz, President-Broker/Dealer
                  Thomas R. Donahue, Executive Vice President
                  David M. Taylor, Executive Vice President
                  Mark W. Bloss, Senior Vice President
                  Richard W. Boyd, Senior Vice President
                  Laura M. Deger, Senior Vice President
                  Peter W. Eisenbrandt, Senior Vice President
                  Theodore Fadool, Jr., Senior Vice President
                  Christopher Fives, Senior Vice President
                  James S. Hamilton, Senior Vice President
                  James M. Heaton, Senior Vice President
                  Keith Nixon, Senior Vice President
                  Solon A. Person, IV, Senior Vice President
                  Ronald M. Petnuch, Senior Vice President
                  Timothy C. Pillion, Senior Vice President
                  Thomas E. Territ, Senior Vice President
                  Ernest G. Anderson, Vice President
                  Teresa M. Antoszyk, Vice President
                  John B. Bohnet, Vice President
                  Jane E. Broeren-Lambesis, Vice President
                  David J. Callahand, Vice President
                  Mark Carroll, Vice President
                  Scott Charlton, Vice President
                  Steven R. Cohen, Vice President
                  Mary J. Combs, Vice President
                  R. Edmond Connell, Jr., Vice President
                  Kevin J. Crenny, Vice President
                  Daniel T. Culbertson, Vice President
                  G. Michael Cullen, Vice President
                  Marc C. Danile, Vice President
                  Robert J. Dueberry, Vice President
                  William C. Doyle, Vice President
                  Timothy Franklin, Vice President
                  Joseph D. Gibbons, Vice President
                  John K. Goettlicher, Vice President
                  G. Tad Gullickson, Vice President
                  Scott Gundersen, Vice President
                  Dayna C. Haferkamp, Vice President
                  Raymond J. Hanley,Vice President
                  Vincent L. Harper, Jr., Vice President
                  Bruce E. Hastings, Vice President
                  Charlene H. Jennings, Vice President
                  H. Joseph Kennedy, Vice President
                  Michael W. Koenig, Vice President
                  Ed Koontz, Vice President
                  Christopher A. Layton, Vice President
                  Michael H. Liss, Vice President
                  Michael R. Manning, Vice President
                  Martin J. McCaffrey, Vice President
                  Maurice W. McKinney, Vice President
                  Amy Michaliszyn, Vice President
                  Mark J. Miehl, Vice President
                  Richard C. Mihm, Vice President
                  Vincent T. Morrow, Vice President
                  Alec H. Neilly, Vice President
                  Thomas A. Peter III, Vice President
                  Raleigh Peters, Vice President
                  Robert F. Phillips, Vice President
                  Richard A. Recker, Vice President
                  Eugene B. Reed, Vice President
                  Paul V. Riordan, Vice President
                  John Rogers, Vice President
                  Brian S. Ronayne, Vice President
                  Thomas S. Schinabeck, Vice President
                  Edward J. Segura, Vice President
                  Edward L. Smith, Vice President
                  David W. Spears, Vice President
                  John A. Staley,   Vice President
                  Colin B. Starks, Vice President
                  Jeffery A. Stewart, Vice President
                  William C. Tustin, Vice President
                  Paul A. Uhlman, Vice President
                  Richard B. Watts, Vice President
                  G. Walter Whalen, Vice President
                  Edward J. Wojnarowski, Vice President
                  Michael P. Wolff, Vice President
                  Scott F. Wright, Vice President
                  Robert W. Bauman, Assistant Vice President
                  Edward R. Bozek, Assistant Vice President
                  Charles L. Davis, Jr., Assistant Vice President Beth C. Dell, Assistant Vice President
                  Donald C. Edwards, Assistant Vice President
                  Jennifer Fetteroff, Assistant Vice President
                  John T. Glickson, Assistant Vice President
                  Ernest L. Linane, Assistant Vice President
                  Renee L. Martin, Assistant Vice President
                  Lynn Sherwood-Long, Assistant Vice President
                  Dennis McAuley III, Treasurer
                  Kirk A. Montgomery, Secretary
                  Thomas R. Donahue, Assistant Secretary
                  Timothy S. Johnson, Assistant Secretary
                  Victor R. Siclari, Assistant Secretary


The business address of the Directors and Officers of Federated Securities Corp. is:



1001 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3779

         (c)

         NAME OF PRINCIPAL         NET UNDERWRITING       COMPENSATION ON          BROKERAGE          COMPENSATION
         UNDERWRITER               DISCOUNTS AND          REDEMPTION OR            COMMISSIONS
                                   COMMISSIONS            ANNUITIZATION
------------------------------------------------------------------------------------------------------------------
         Federated Securities      N/A                    N/A                      N/A                   N/A
         Corp.


Item 30.      LOCATION OF ACCOUNTS AND RECORDS

              John Davis
              Nationwide Life Insurance Company
              One Nationwide Plaza
              Columbus, OH  43215

Item 31.      MANAGEMENT SERVICES
              Not Applicable

Item 32.      UNDERTAKINGS

              The Registrant hereby undertakes to:

              (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

              (b) include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

              (c) deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

              The Registrant represents that any of the Contracts which are issued pursuant to Section 403(b) of the Code is issued by the Company through the Registrant in reliance upon, and in compliance with, a no-action letter issued by the Staff of the Securities and Exchange Commission to the American Council of Life Insurance (publicly available November 28, 1988) permitting withdrawal restrictions to the extent necessary to comply with Section 403(b)(11) of the Code.

              Nationwide represents that the fees and charges deducted under the Contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

                          INDEPENDENT AUDITORS' CONSENT




The Board of Directors of Nationwide Life Insurance Company:



We consent to the use of our report for Nationwide Life Insurance Company and subsidiaries dated January 29, 2002, included herein, and to the reference to our firm under the heading "Services" in the Statement of Additional Information (File No.333-74904). Our report for Nationwide Life Insurance Company and subsidiaries refers to a change to the method of accounting for derivative instruments and hedging activities, and for purchased or retained intersets in securitized financial assets.




KPMG LLP
Columbus, Ohio
April 29, 2002

                                   SIGNATURES


As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VARIABLE ACCOUNT-11, has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 30th day of April, 2002.



                                             NATIONWIDE VARIABLE ACCOUNT-11
                                           -----------------------------------
                                                       (Registrant)

                                             NATIONWIDE LIFE INSURANCE COMPANY
                                           -----------------------------------
                                                        (Depositor)


                                             By /s/STEVEN SAVINI, ESQ.
                                           -----------------------------------
                                                 Steven Savini, Esq.



             As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on the 30th day of April, 2002.



          SIGNATURE                                 TITLE
          ---------                                 -----

W. G. JURGENSEN                           Director and Chief Executive Officer
-----------------------------
W. G. Jurgensen

JOSEPH J. GASPER                               Director and President and
-----------------------------                   Chief Operating Officer
Joseph J. Gasper

MICHAEL S. HELFER                                Director and Executive
-----------------------------                Vice President-Corporate Strategy
Michael S. Helfer

DONNA A. JAMES                                Director and Executive Vice
-----------------------------            President-Chief Administrative Officer
Donna A. James

ROBERT A. OAKLEY                              Director and Executive Vice
-----------------------------               President-Chief Financial Officer
Robert A. Oakley

ROBERT A. WOODWARD, JR                        Director and Executive Vice
-----------------------------               President-Chief Investment Officer
Robert A. Woodward, Jr.

Galen R. Barnes                                         Director
-----------------------------
Galen R. Barnes

                                          By /s/ STEVEN SAVINI
                                         ------------------------------------
                                              Steven Savini
                                              Attorney-in-Fact